Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of             September , 2005             .

Waterford Wedgwood plc	Waterford Wedgwood U.K. plc

(Translation of Registrants' Name Into English)

     Kilbarry, Waterford, Republic of Ireland

Barlaston, Stoke-On-Trent, ST12 9ES England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F              Form 40-F

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrants are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Table of Contents

Notice of Extraordinary General Meeting to be held on 20 June 2005.

7 for 11 Rights Issue of 1,691,857,115 Rights Issue Units at €0.06 per Rights Issue Unit.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

WATERFORD WEDGWOOD plc

Date: September 29, 2005	/s/ PATRICK J. DOWLING
Name: Patrick J. Dowling
Title: Chief Financial Officer

WATERFORD WEDGWOOD U.K. plc

Date: September 29, 2005	/s/ PATRICK J. DOWLING
Name: Patrick J. Dowling
Title: Chief Financial Officer

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser (being, in the case of Stockholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act 1995 or the Stock Exchange Act 1995 and, in the case of Stockholders in the United Kingdom, an organisation or firm authorised pursuant to the Financial Services and Markets Act 2000 of the United Kingdom ("FSMA")) immediately.

If you have sold or otherwise transferred all of your registered holding of Stock Units in Waterford Wedgwood plc ("Waterford Wedgwood" or the "Company"), please forward this document and the accompanying Form of Proxy as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through or by whom the sale or transfer was effected, for delivery to the purchaser or transferee.

Davy and Davy Corporate Finance Limited, each of whom is regulated in Ireland by the Irish Financial Services Regulatory Authority, are acting for Waterford Wedgwood and Waterford Wedgwood U.K. plc ("Waterford Wedgwood UK") and, in the case of Davy Corporate Finance Limited, for the Independent Directors and no one else in connection with the matters described in this document and will not be responsible to anyone other than Waterford Wedgwood and Waterford Wedgwood UK and, in the case of Davy Corporate Finance Limited, the Independent Directors for providing the protections afforded to their customers or for providing advice in relation to the contents of this document or any matter referred to in this document.

(Incorporated and registered in Ireland under the Companies Acts 1908 to 1924 with registered number 11861)

Notice
of
Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman set out on pages 10 to 15 of this document, which explains the purpose of the Resolutions to be proposed at the Extraordinary General Meeting and includes a recommendation from the Board (in the case of the Waiver Resolution, from the Independent Directors only) to vote in favour of the Resolutions, and to the letter from Davy Corporate Finance Limited set out on page 16 of this document, which provides advice in relation to the Waiver Resolution.

Notice of an Extraordinary General Meeting of Waterford Wedgwood to be held at The Berkeley Court Hotel, Lansdowne Road, Ballsbridge, Dublin 4, Ireland at 10.00 a.m. on 20 June, 2005 is set out on page 43 of this document. A Form of Proxy for use at the Extraordinary General Meeting is enclosed with this document. Forms of Proxy, completed and signed in accordance with the instructions printed thereon, should be returned as soon as possible but in any event so as to be received by the Company's Registrars, Capita Corporate Registrars Plc at P.O. Box 7117, Dublin 2, Ireland (if delivered by post) or at Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand during normal business hours only), no later than 10.00 a.m. on 18 June, 2005. Completion and return of a Form of Proxy does not preclude Shareholders from attending and voting at the EGM should they so wish.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Time and Date
Latest time and date for return of Forms of Proxy	10.00 a.m. on 18 June, 2005
Time and date of Extraordinary General Meeting	10.00 a.m. on 20 June, 2005

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DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires or unless it is otherwise specifically provided:

"Act"	the Companies Act 1963;
"Admission"	the admission of the Rights Issue Units, nil paid, to the Official Lists becoming effective in accordance with the Listing Rules and the admission of the Rights Issue Units to trading on the respective main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange becoming effective in accordance with the Listing Rules of the Irish Stock Exchange and the LSE Admission and Disclosure Standards respectively;
the "1983 Act"	the Companies (Amendment) Act 1983;
the "1990 Act"	the Companies Act 1990;
"2004 Deed of Undertaking"	the deed dated 21 October, 2004 entered into by Sir Anthony O'Reilly, Mr Peter John Goulandris and the Company, details of which are outlined in section 6(iv) of Part 4 of this document;
"2004 Relationship Agreement"	the agreement dated 14 December, 2004 entered into between the Company, Sir Anthony O'Reilly and Mr Peter John Goulandris, details of which are outlined in section 6(ii) of Part 4 of this document;
"2004 Rights Issue"	the 2004 5 for 3 rights issue of 1,661,645,381 rights issue units, as detailed in the December 2004 Document, and "2004 rights issue units" means the rights issue units issued pursuant to such rights issue;
"2004 Underwriting Agreement"	the agreement dated 21 October, 2004 between the Company, Birchfield and Davy, details of which are outlined in section 6(iii) of Part 4 of this document;
"ADR"	American Depositary Receipts, evidencing the ADSs;
"ADS"	American Depositary Shares, each representing 10 Stock Units, in which trading takes place in the US over the counter on the basis of prices quoted by the National Association of Securities Dealers Automated Quotation (NASDAQ);
"Articles" or "Articles of Association"	the Articles of Association of the Company;
"Australia"	the Commonwealth of Australia, its states, territories and possessions;
"Birchfield"	Birchfield Holdings Limited;
"Birchfield Directors"	Denis C. Tseretopoulos and Patricia E. Lightbourne;
"Board" or "Directors"	the board of directors of the Company, whose names are set out in Part 1 of this document;
"Business Day"	any day (other than a Saturday or Sunday) on which lending banks in Dublin and London are open for business;

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"Canada"	Canada, its provinces and territories and all areas subject to its jurisdiction and any political subdivision thereof;
"certificated" or "certificated form"	not in uncertificated form;
"Circular"	this document;
"Company's Registrars"	Capita Corporate Registrars Plc;
"Concert Party"	Sir Anthony O'Reilly, Mr Peter John Goulandris, Birchfield and pursuant to Rule 3.3 of Part A of the Irish Takeover Rules, Birchfield's holding company (none), its subsidiaries (none) and subsidiaries of its holding company (none), any associated companies of such companies (none) and companies of which such companies are associated companies (none), the Birchfield Directors and the spouse, parents, brothers, sisters and children of each of Sir Anthony O'Reilly and Mr Peter John Goulandris and the Birchfield Directors and any trustee of a trust (including a discretionary trust) of which any such person(s) is a beneficiary or a potential beneficiary, as further detailed in section 3 of Part 4 of this document;
"CREST"	the relevant system for the paperless settlement of trades and the holding of uncertificated securities operated by CRESTCo Limited in accordance with the CREST Regulations;
"CREST Regulations"	the Companies Act 1990 (Uncertificated Securities) Regulations 1996 (SI No. 68/1996) and the UK Uncertificated Securities Regulations 2001 (SI 2001/3755);
"Davy"	J&E Davy, trading as Davy;
"Davy Corporate Finance" or "DCF"	Davy Corporate Finance Limited;
"December 2003 Document"	the document dated 1 December, 2003 issued to Stockholders in connection with a rights issue conducted by the Company in 2003;
"December 2004 Document"	the document dated 15 December, 2004 issued to Stockholders in connection with the 2004 Rights Issue;
"Deed of Undertaking"	the deed to be entered into by Sir Anthony O'Reilly, Mr Peter John Goulandris and the Company pursuant to which Sir Anthony O'Reilly and Mr Peter John Goulandris will irrevocably and unconditionally undertake to the Company to procure the performance of the obligations of Birchfield under the Underwriting Agreement;
"EGM" or "Extraordinary General Meeting"	the extraordinary general meeting of the Company, convened for 10.00 a.m. on 20 June, 2005 by the notice contained in this document, for the purpose of approving the Waiver Resolution and the Share Capital Resolutions, or any adjournment of such meeting;
"Employee Participation Schemes"	the Group's employee participation schemes comprising the 1995 Irish Profit Sharing Scheme, the Employee Share Ownership Plan and the Share Incentive Plan 2002;

4

"Enlarged Issued Share Capital"	the Existing Issued Share Capital together with the Rights Issue Units and, for the purposes of the Whitewash calculations, the Stock Units which would be allotted on the exercise of the Relevant Options;
"EU"	European Union;
"Existing Issued Share Capital" or "Existing Stock Units"	the 2,658,632,610 Stock Units comprised of 2,658,632,610 Ordinary Shares and 2,658,632,610 Income Shares in issue as at 24 May, 2005 (being the latest practicable date prior to publication of this document), and excluding for the purposes of this definition only, 99,648,756 Income Shares in issue but not forming part of Stock Units in issue;
"Existing Stockholders" or "Existing Unitholders"	holders of Existing Stock Units;
"Form of Proxy"	the form of proxy accompanying this document for use by Waterford Wedgwood Shareholders at the EGM;
"FSMA"	the Financial Services and Markets Act 2000 of the United Kingdom;
"Income Shares"	non-voting shares of nominal value Stg1p each in the capital of Waterford Wedgwood UK which, when held by holders who have given a dividend election which remains in force in relation to Ordinary Shares, entitle holders of Stock Units to elect to receive dividends paid from UK-sourced profits;
"Independent Directors" or "Independent Committee"	for the purposes of the Waiver Resolution only, the Directors of Waterford Wedgwood other than Sir Anthony O'Reilly, Mr. Peter John Goulandris, Lady O'Reilly and Mr. Tony O'Reilly, Jnr;
"Independent Shareholders"	for the purposes of the Waiver Resolution only, the holders of Ordinary Shares other than a holder of Ordinary Shares who is a member of the Concert Party or a company through which the O'Reilly/Goulandris Interests are held;
"Interim Results"	the unaudited consolidated interim results of the Company for the six months ended 30 September, 2004 published on 19 November, 2004 and reproduced in section D of Part 3 of this document;
"Ireland"	the island of Ireland, excluding Northern Ireland, and the word "Irish" shall be construed accordingly;
"Irish Stock Exchange"	The Irish Stock Exchange Limited;
"Irish Takeover Rules"	the Irish Takeover Panel Act 1997, Takeover Rules 2001 and 2002 and the Irish Takeover Panel Act 1997, Substantial Acquisition Rules 2001, or any of them as the context may require;
"Issue Price" or "Rights Issue Price"	€0.06 per Rights Issue Unit, being the price at which the Rights Issue Units are to be delivered;
"Japan"	Japan, its possessions and territories and all areas subject to its jurisdiction and any political subdivision thereof;

5

"July 2004 Document"	the document dated 2 July, 2004 issued to Stockholders in connection with the disposal by the Group of All-Clad USA, Inc.;
"Listing Rules"	the listing rules of the Irish Stock Exchange and/or where appropriate the Listing Rules of the UK Listing Authority, as amended from time to time prior to Admission;
"London Stock Exchange"	London Stock Exchange plc;
"LSE Admission and Disclosure Standards"	the admission and disclosure standards of the London Stock Exchange containing requirements and obligations for companies seeking admission on the London Stock Exchange's market for listed securities;
"New Income Shares"	1,691,857,115 new Income Shares proposed to be issued by Waterford Wedgwood UK to Waterford Wedgwood and delivered by Waterford Wedgwood as part of the Rights Issue;
"New Ordinary Shares"	1,691,857,115 new Ordinary Shares proposed to be issued by Waterford Wedgwood as part of the Rights Issue;
"Notice"	the notice of EGM set out at the end of this document;
"November 2004 Document"	the document dated 20 November, 2004 issued in connection with the convening of the extraordinary general meeting of the Company held on 14 December, 2004;
"Official List(s)"	the official list of the Irish Stock Exchange and/or, as appropriate, the official list maintained by the UK Listing Authority;
"Option Holder(s)"	holders of Options under the Share Option Schemes;
"Options" or "Share Options"	options granted pursuant to the terms of the Share Option Schemes;
"Ordinary Shares"	ordinary shares of nominal value €0.06 each in the capital of the Company;
"O'Reilly/Goulandris Interests"	means the Stock Units in which (i) Sir Anthony O'Reilly has an interest, currently comprising those Stock Units held by Stoneworth Investment Limited, Albany Hill Limited and Indexia Holdings Limited, who hold in aggregate 530,974,324 Stock Units; and (ii) Mr Peter John Goulandris has an interest, currently comprising those Stock Units held by Stoneworth Investment Limited, Albany Hill Limited, Araquipa International Limited and Cressborough Holdings Limited, who hold in aggregate 651,935,316 Stock Units. As at 24 May, 2005, being the latest practicable date prior to the publication of this document, due to common interests, Sir Anthony O'Reilly and Peter John Goulandris are in aggregate interested in 654,212,329 Stock Units through the O'Reilly/Goulandris Interests;
"Overseas Stockholders"	Stockholders who are resident in, or who are citizens of or who have registered addresses in territories other than Ireland or the United Kingdom;
"Panel" or "Irish Takeover Panel"	the Irish Takeover Panel established under the Takeover Panel Act;

6

"Prospectus"	the document to be issued in connection with the Rights Issue, assuming, inter alia, the prior approval of the Resolutions (other than Resolution 5);
"Provisional Allotment Letter(s)" or "PAL(s)"	the renounceable provisional allotment letter to be despatched to Qualifying Non-CREST Stockholders (other than certain Overseas Stockholders) with the Prospectus if the pre-conditions to the issue thereof are previously satisfied;
"Qualifying Stockholders"	holders of Ordinary Shares on the register of members of the Company and holders of Income Shares on the register of members of Waterford Wedgwood UK, in each case on the Record Date, with the exception of certain Overseas Stockholders;
"Record Date"	6.00 p.m. on the date on which the entitlement to Rights Issue Units will be determined by reference to the register of members of the Company and Waterford Wedgwood UK, expected to be no earlier than three business days prior to the EGM;
"Relationship Agreement"	the agreement to be entered into between the Company, Sir Anthony O'Reilly and Mr Peter John Goulandris, details of the principal terms of which are outlined in section 5 of Part 4 of this document;
"Relevant Options"	the Options over 945,118 Stock Units held by Mr Tony O'Reilly Jnr (being the number of Options which would be held after taking into account adjustments under the terms of the Share Option Schemes following implementation of the Rights Issue of the Options over 1,128,892 Stock Units currently held) which are included in the aggregate interests of the Concert Party and the exercise of which will also be covered by the Waiver;
"Resolutions"	the Waiver Resolution and the Share Capital Resolutions;
"Rights"	rights to acquire Rights Issue Units in the Rights Issue;
"Rights Issue"	the proposed fully underwritten issue to Qualifying Stockholders of Rights Issue Units by way of Rights on the basis of 7 Rights Issue Units for every 11 Existing Stock Units held on the Record Date on the terms and subject to the conditions to be contained or referred to in the Prospectus and the accompanying PAL(s);
"Rights Issue Unit(s)" or "New Stock Unit(s)"	the 1,691,857,115 Stock Units to be issued pursuant to the Rights Issue;
"Rosenthal"	the Rosenthal division of the Group;
"Royal Doulton"	the Royal Doulton business acquired by Waterford Wedgwood in January 2005;
"Share Capital Proposals"	the proposed increase in the authorised share capital of the Company, set out in the Notice at Resolution 2, the proposed grant of general allotment authority to the Directors, set out in the Notice at Resolution 3, and the proposed disapplication of pre-emption rights, set out in the Notice at Resolutions 4 and 5;
"Share Capital Resolutions"	the resolutions to be proposed at the EGM in connection with the Share Capital Proposals;

7

"Share Option Scheme(s)"	the Group's share option schemes, comprising the Executive Share Option Scheme, the Group Share Option Scheme 1995, the 1996 Approved Group Share Option Scheme, the Savings-Related Share Option Scheme 1995 and the Irish and International Savings Related Share Option Scheme 1996;
"Shareholder(s)"	holders of Ordinary Shares;
"Stock Exchanges"	the Irish Stock Exchange and the London Stock Exchange;
"Stock Unit(s)"	one Ordinary Share in respect of which the holder has made or is entitled to make a dividend election, in accordance with the provisions of the Articles, twinned with one Income Share held by the same person with the same designation which ranks for dividend (if any) on the Income Shares when such a dividend election is in force;
"Stockholder(s)"	a holder or holders of Stock Units;
"subsidiary"	shall be construed in accordance with the Act;
"subsidiary undertakings"	shall have the meaning given by the European Communities (Companies: Group Accounts) Regulations 1992;
"Takeover Panel Act"	the Irish Takeover Panel Act 1997;
"uncertificated" or in "uncertificated form"	Ordinary Shares or Income Shares recorded on the register of members of the Company and Waterford Wedgwood UK respectively as being held in uncertificated form in CREST, and title to which, by virtue of the CREST Regulations, may be transferred by means of an instruction issued in accordance with the rules of CREST;
"Underwriter"	Birchfield;
"Underwriting Agreement"	the agreement to be entered into between the Company, Birchfield and Davy, the principal terms of which are summarised in section 4 of Part 4 of this document;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA;
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to the jurisdiction of the United States of America;
"Waiver" or "Whitewash"	the waiver of the obligation of the Concert Party or any member of it to make a general offer for the balance of the issued share capital of the Company in the circumstances described and subject to the conditions specified in the section entitled "Waiver of Obligation to make a General Offer under Rule 9" of Part 1 of this document;

8

"Waiver Resolution" or "Resolution 1"	an ordinary resolution which, in compliance with one of the conditions of the Waiver imposed by the Panel, provides for the approval by Independent Shareholders of the increase in Stock Units held by, and percentage represented by the holding of, the Concert Party in the circumstances referred to in this document without triggering an obligation for the Concert Party or any member of it to make a general offer for the balance of the issued share capital of the Company, set out in the Notice at Resolution 1;
"Waterford Crystal"	the Waterford Crystal division of the Group;
"Waterford Wedgwood" or "the Company"	Waterford Wedgwood plc;
"Waterford Wedgwood Group" or "the Group"	Waterford Wedgwood, its subsidiaries and subsidiary undertakings;
"Waterford Wedgwood UK"	Waterford Wedgwood U.K. plc;
"Waterford Wedgwood UK Directors"	Mr Andrew Elsby Smith, Mr Peter John Goulandris, Mr Patrick Redmond O'Donoghue, Dr. Francis Alan Wedgwood, Lady O'Reilly and Lord Wedgwood; and
"Wedgwood"	the Wedgwood division of the Group.

Notes:

(i)	Unless otherwise stated in this document, all references to statutes or other forms of legislation shall refer to statutes or forms of legislation of Ireland. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

(ii)	The symbols "€" and "c" refer to euro and euro cent respectively, the lawful currency of Ireland pursuant to the provisions of the Economic & Monetary Union Act 1998. The symbols "Stg£" or "£" or "p" refer to sterling and the symbols "US$" or "$" refer to US dollars.

(iii)	Words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neutral gender.

(iv)	Under the Articles, voting rights in relation to the nature of the business to be considered at the EGM are attributed to holders of Ordinary Shares and not Income Shares. Accordingly, for the purpose of the EGM, this document refers to Shareholders and not to Stockholders.

9

PART 1 – LETTER FROM THE CHAIRMAN OF WATERFORD WEDGWOOD

(Incorporated and registered in Ireland under the Companies Acts 1908 to 1924 with registered number 11861)

Directors:		Registered Office:
Sir Anthony O'Reilly* (Chairman)	KC McGoran *	Kilbarry,
PJ Goulandris * (Bahamas) (Deputy Chairman)	PJ Molloy *	Waterford,
PR O'Donoghue (Group CEO)	Lady O'Reilly * (Greek)	Ireland.
PB Cameron (USA) (Group COO)	T O'Reilly, Jnr
GP Dempsey *	DW Sculley * (USA)
J Foley	Lord Wedgwood (British)
OC Küsel (German)	Dr. FA Wedgwood * (British)

27 May, 2005

* denotes non-executive Director

To Shareholders and, for information only, to Option Holders,

Dear Shareholder,

(1)	INTRODUCTION

On 4 May, 2005 Waterford Wedgwood announced a major restructuring programme at an expected cost of approximately €90 million to be financed by an underwritten Rights Issue at €0.06 per Rights Issue Unit to raise approximately €100 million before expenses.

The Rights Issue is being fully underwritten by Birchfield (a company jointly owned and controlled by Sir Anthony O'Reilly and Mr Peter John Goulandris). This underwriting commitment will be conditional, inter alia, on the grant by the Panel of a waiver from the Irish Takeover Rules' requirement for Sir Anthony O'Reilly and Mr Peter John Goulandris, together with persons deemed to be acting in concert with them, to make an offer for the issued share capital of Waterford Wedgwood not already owned by them, if their aggregate percentage interest in the issued share capital of Waterford Wedgwood resulting from the underwriting commitment of Birchfield increases to 30% or more. Although this percentage increase would only arise where a sufficient number of other Stockholders failed to take up their Rights and the Rights Issue Units were not otherwise subscribed for, the Waiver is being sought before the Rights Issue, and as a condition to the Rights Issue being made, because neither Sir Anthony O'Reilly nor Mr Peter John Goulandris wishes to make a mandatory offer for Waterford Wedgwood. The Waiver has now been granted to the Concert Party by the Panel conditional inter alia on its approval by Independent Shareholders (which is being sought in Resolution 1). If Resolution 1 is not approved, the underwriting of the Rights Issue will not become effective and the Rights Issue will not proceed.

The Rights Issue is also conditional on an increase in the authorised share capital of Waterford Wedgwood and on the passing of the general allotment authorities and disapplication of rights of pre-emption for which approval is sought at the Extraordinary General Meeting. Other conditions to which the Rights Issue is subject are set out in section (3) of this Part 1.

The purpose of this document is to provide further details on the conditions set by the Panel in granting the Waiver, and to seek Independent Shareholder approval of the Waiver in satisfaction of one of the conditions to the Rights Issue. Information is also included in this document on, and Shareholder approval is being sought for, the Share Capital Resolutions. An Extraordinary General Meeting is convened by way of the Notice, at which all of these Resolutions will be proposed and considered.

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(2)	BACKGROUND TO AND REASONS FOR THE RIGHTS ISSUE

In its trading update on 14 March, 2005 the Group indicated that it was reviewing its fixed cost base in order to return to sustainable profitability at existing demand levels and current exchange rates. Following this review, the Group intends to restructure its business fundamentally. The restructuring programme announced on 4 May, 2005, which will be financed by the Rights Issue, is designed to remove excess capacity, improve manufacturing efficiency and to enable a more complete integration of the Wedgwood division with Royal Doulton.

Key features of the proposed restructuring programme are as follows:

•	€90 million restructuring investment will be targeted across the Group with the objective of achieving annualised savings of approximately €90 million once fully implemented. The benefit of the savings will largely have been achieved by December 2006;

•	it is anticipated that the total number of personnel employed by the Group will reduce by about 1,800 when the proposed restructuring is completed;

•	removal of excess capacity: about €30 million will be spent on restructuring at Waterford Crystal and Rosenthal in order to remove excess capacity. At Waterford Crystal, the Dungarvan plant will be closed;

•	overhead reduction: investment of €24 million is planned to reduce overheads at Waterford Crystal, Rosenthal and at Group level and to upgrade manufacturing facilities in Waterford Crystal and Rosenthal;

•	the combined effect of these proposed actions will be to reduce the numbers employed at Waterford Crystal by 485, at Rosenthal by 160 and across the wider Group by 200;

•	Wedgwood-Royal Doulton integration savings: following completion of the acquisition of Royal Doulton on 14 January, 2005, the Group has identified opportunities for more savings than originally envisaged. It is planned to invest a total of €36 million (of which €6.5 million has already been spent) to achieve savings in manufacturing, retail operations, administration and warehousing efficiencies. These proposed actions are expected to reduce the numbers employed by Wedgwood and Royal Doulton by 950 worldwide. About 450 of these 950 have already left the business.

The proceeds of the Rights Issue will also facilitate an improvement in the Group's liquidity position, which has been impacted by a number of developments over recent months. In particular, and as previously announced (and as referred to in section 8(k) of Part 4 of this document), although trading in November and December, 2004 appeared to have stabilised (with sales up 3% and 2% respectively on the prior year in constant terms), this trend was not sustained (sales in January and February were 11% down on the same months in the prior year). As stated in the announcement issued on 14 March, 2005 (which is reproduced in section B of Part 3 of this document) sales for the year to 31 March, 2005 were 6% down on a like-for-like basis (on a constant currency basis and excluding disposed of, discontinued or acquired operations), with profit margins also lower than last year due inter alia to lower volumes of production at the Group's main operations resulting in significant under-recovery of fixed overhead and to accelerated implementation of an inventory reduction programme. A consequence of these developments was the implication for funds available for drawdown under the Group's senior facilities. As previously advised, these facilities (the principal terms of which are summarised in section 6(vi) of Part 4 of this document), which comprise term loan and working capital facilities, are secured on the assets, property and receivables of the Group and the working capital facilities are available by reference to receivables and inventory levels as defined. The trading performance of the Group in recent months has therefore limited the amount of funds available for drawdown under the senior facilities (although no defaults have occurred) and denied the Group a degree of flexibility in its operations which has impacted negatively on current trading. The proceeds of the Rights Issue will help to alleviate the effects of this inflexibility.

Assuming the conditions of the Rights Issue set out below are satisfied, the Prospectus, which will contain further information on the Group's cost restructuring programme and prospects, and on the Rights Issue and how to participate therein, will be issued to Qualifying Stockholders.

(3)	SUMMARY INFORMATION ON THE RIGHTS ISSUE

By way of a document comprising a Prospectus and (in the case of Stockholders in certificated form) a Provisional Allotment Letter, Qualifying Stockholders will be invited to apply in the Rights Issue for an aggregate of 1,691,857,115 Ordinary Shares, each twinned with an Income Share to form a Rights Issue Unit. Each Rights Issue Unit will be offered at a price of €0.06. The Prospectus, which will formally launch the Rights Issue, will be posted, and the Rights Issue thereby launched, as soon as practicable following the Extraordinary General Meeting, assuming satisfaction of the conditions which are detailed below.

11

This document does not constitute an offer of, or solicitation of offers to purchase, the Rights Issue Units or the Provisional Allotment Letters.

The Rights Issue will be on the following basis:

7 Rights Issue Units for every 11 Existing Stock Units

held on the Record Date and so in proportion for any other number of Existing Stock Units held. The Issue Price represented a premium of approximately 50% to the closing middle market price of €0.04 per Stock Unit on 3 May, 2005, the day prior to the announcement of the Rights Issue, and a premium of approximately 20% to the closing middle market price of €0.05 per Stock Unit on 24 May, 2005, the latest practicable date prior to the publication of this document. Stockholders with registered addresses in certain overseas jurisdictions may not be entitled to participate in the Rights Issue.

The principal terms and conditions of the Underwriting Agreement in respect of the Rights Issue, which will be entered into shortly and in any event prior to the EGM, are detailed in section 4 of Part 4 of this document.

In order for the Rights Issue to proceed, certain conditions must be satisfied, including the Underwriting Agreement being entered into and not being terminated prior to Admission; the Independent Shareholders approving the Waiver Resolution; Shareholders approving Resolutions 2, 3 and 4; the Prospectus being approved by the relevant regulatory authorities; the Prospectus and the PALs being posted by no later than 31 August, 2005 (or such other date as the Underwriter, the Sponsor and the Company may agree); and all of the Rights Issue Units, being admitted, nil paid, to the Official Lists and to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange and such admission becoming effective by not later than 8.00 am on the first Business Day following the date of posting of the PALs (or such other date as the Underwriter, the Sponsor and the Company may agree). A further condition, the granting of the Waiver by the Irish Takeover Panel, has been satisfied.

Neither the Rights Issue Units nor the Provisional Allotment Letters have been or will be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and neither the Rights Issue Units nor the Provisional Allotment Letters may be offered or sold within the United States or to, or for the account or benefit of, US persons (as defined in Regulation S under the Securities Act ("Regulation S")) unless an exemption from the registration requirements of the Securities Act is available. Accordingly, Waterford Wedgwood is not extending the Rights Issue into the United States unless an exemption from registration is available. The Rights Issue Units which are not taken up in the Rights Issue may be offered and sold by or on behalf of the Underwriter only outside the United States in offshore transactions in accordance with Regulation S.

(4)	WAIVER OF OBLIGATION TO MAKE A GENERAL OFFER UNDER RULE 9

Birchfield, a private company that has no trading record or other business interests (except that it underwrote part of the 2004 Rights Issue), and that is owned as to 50% by each of Sir Anthony O'Reilly and Mr Peter John Goulandris, will commit by entering into the Underwriting Agreement to subscribe for all of the Rights Issue Units not taken up under the Rights Issue.

Sir Anthony O'Reilly, with his wife Lady O'Reilly, owns or controls 530,974,324 Existing Stock Units, representing approximately 19.97% of the Existing Issued Share Capital. Of these, 528,697,311 Stock Units are owned or controlled in common with Mr Peter John Goulandris.

Mr Peter John Goulandris owns or controls 651,935,316 Existing Stock Units, representing approximately 24.52% of the Existing Issued Share Capital. Of these, 528,697,311 Stock Units are owned or controlled in common with Sir Anthony O'Reilly.

Sir Anthony O'Reilly and Mr Peter John Goulandris are acting in concert with Birchfield pursuant to Birchfield's underwriting commitment. Under Rule 3.3 of Part A of the Irish Takeover Rules, Birchfield, the Birchfield Directors and certain of the family members of those directors and of each of Sir Anthony O'Reilly and Mr Peter John Goulandris (details of whom are set out in section 3 of Part 4 of this document) are presumed to be acting in concert in respect of the underwriting commitment given by Birchfield in respect of the Rights Issue and are referred to in this document as the Concert Party. The aggregate number of Existing Stock Units owned or controlled by the Concert Party is 655,044,448 Stock Units (as detailed in section 3 of Part 4 of the document), representing 24.64% of the Existing Issued Share Capital.

On the basis that Sir Anthony O'Reilly and Mr Peter John Goulandris or companies they control subscribe for their full Rights Issue entitlements (as they have indicated they will do), they will acquire an aggregate of 416,316,936 Rights Issue

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Units. Assuming the other members of the Concert Party also take up their full entitlements under the Rights Issue, an additional 529,529 Rights Issue Units in aggregate would be acquired by those other members of the Concert Party. Where all Qualifying Stockholders in addition to the members of the Concert Party or companies controlled by them subscribe for their full Rights Issue entitlements and where both fractional entitlements and entitlements of those Stockholders who do not participate in the Rights Issue (including entitlements of Overseas Stockholders who are unable to participate) are sold in the market and subsequently subscribed for, the aggregate percentage interests of the Concert Party in the Enlarged Issued Share Capital would remain unchanged following the Rights Issue.

However, due to the underwriting obligation of Birchfield, where Stockholders (other than members of the Concert Party or companies controlled by them) do not subscribe for their full entitlements under the Rights Issue and the Rights Issue Units are not otherwise subscribed for by persons other than the Concert Party members, the percentage interest of the Concert Party in the Enlarged Issued Share Capital could increase to a maximum of 53.96% following the Rights Issue.

Under Rule 9 of the Irish Takeover Rules, if the Concert Party's holding (owned or controlled) equals or exceeds 30% of the Enlarged Issued Share Capital (in this case as a result of a commitment to subscribe for Rights Issue Units pursuant to the Underwriting Agreement), the Concert Party (or any such one or more of the members of the Concert Party as the Panel may direct) would be obliged to make a mandatory offer for the balance of the issued share capital of the Company not already owned by it unless this obligation had been previously waived. It is a condition of the Underwriting Agreement that such a waiver is obtained.

In order to facilitate the underwriting of the Rights Issue, the Panel has agreed to waive the potential obligation of the Concert Party to make a general offer under Rule 9 of the Irish Takeover Rules which might otherwise arise as a result of the Underwriting Agreement. This Waiver is conditional on:

(i)	the passing by a majority of the Independent Shareholders, on a poll at the EGM, of a resolution approving the potential increase in the Concert Party's interest in the Company up to a maximum of 53.96% of the Enlarged Issued Share Capital of the Company arising pursuant to Birchfield's underwriting commitment in respect of the Rights Issue and, as detailed below, also arising pursuant to the exercise by Mr Tony O'Reilly Jnr, a member of the Concert Party, of the Relevant Options, without the Concert Party being obliged to make a general offer for the balance of the issued share capital of the Company; and

(ii)	the approval by the Panel of a circular to Shareholders which complies with the whitewash guidance note of Rule 9 of the Irish Takeover Rules.

This document satisfies the requirements of the Irish Takeover Rules in respect of the Whitewash and has been approved (in this respect only) by the Panel.

Davy Corporate Finance, which has been appointed to advise the Independent Directors and the Independent Shareholders, considers the waiver of the potential obligation of the Concert Party to make a mandatory offer in the circumstances detailed in this document to be in the best interests of the Company and its Independent Shareholders as a whole and, accordingly, recommends Independent Shareholders to vote in favour of the Waiver Resolution (see Part 2 of this document). The members of the Concert Party have agreed, in compliance with the requirements of the Panel, to abstain (or, where a holding is indirect, to procure the abstention) from exercising their voting rights in respect of the Waiver Resolution and Sir Anthony O'Reilly, Mr Peter John Goulandris, Lady O'Reilly and Mr Tony O'Reilly, Jnr have also agreed to abstain from participating in the Board recommendation in respect of the Waiver Resolution.

The maximum percentage figure referred to under sub-paragraph (i) above assumes that all the members of the Concert Party or companies controlled by them subscribe for their full entitlements under the Rights Issue, and that none of the other Rights Issue Units are subscribed for by Stockholders or by persons other than Concert Party members. Accordingly, it is assumed for these purposes, in accordance with the underwriting commitment, that Birchfield subscribes for all of the Rights Issue Units not taken up under the Rights Issue. In order to facilitate any member of the Concert Party who holds Options to derive value from such holdings in the future, it is also assumed that all such Options (as adjusted for the Rights Issue) are exercised but that the issued share capital of the Company does not otherwise increase. Mr Tony O'Reilly, Jnr is the only member of the Concert Party who holds Options and all of the Relevant Options are therefore the subject of the Whitewash.

If Resolution 1 is passed and, in circumstances where the number of Stock Units in which members of the Concert Party are, in aggregate, interested following the Rights Issue represents more than 49.95% of the Enlarged Issued Share Capital, the Concert Party might then be permitted by the Panel (and in the case of a single holder of more than 50% would be permitted by the Irish Takeover Rules) to increase their holding of Stock Units without incurring any further obligation to make an offer under Rule 9 of the Irish Takeover Rules.

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In circumstances where the number of Stock Units in which members of the Concert Party are, in aggregate, interested following the Rights Issue represents at least 30% but not more than 49.95% of the Enlarged Issued Share Capital, Rule 9 of the Irish Takeover Rules would apply so that the maximum percentage increase that could take place in the holding of the Concert Party in any 12 month period, without the Concert Party being obliged to make a mandatory offer for the balance of the share capital under Rule 9 of the Irish Takeover Rules, would be 0.05%.

(5)	SHARE CAPITAL PROPOSALS

The Company's authorised share capital is €210 million and its issued share capital is currently approximately €160 million in nominal value. The Company's allotment authority in respect of Ordinary Shares comprised in Stock Units relates only to the amount of the authorised but unissued share capital, which is insufficient to facilitate the Rights Issue (being approximately €100 million in nominal value). It is therefore intended to increase the authorised share capital of the Company and to seek an allotment authority in respect of the resultant authorised but unissued share capital. Resolution 2 and Resolution 3 to be proposed at the EGM, which are summarised under section (6) below, propose the necessary changes.

Resolution 4, to be proposed at the EGM, proposes that the Directors are authorised in accordance with the Articles to disapply pre-emption rights in relation to any offer of securities by way of rights, open offer or otherwise in favour of ordinary shareholders. This replaces the authority received by the Company at its extraordinary general meeting held on 14 December, 2004 and is required to be put in place in conjunction with the increase in the authorised share capital proposed in Resolution 2 and in order to facilitate the Rights Issue. Resolution 5 to be proposed at the EGM proposes that the Directors are authorised in accordance with the Articles to disapply pre-emption rights in respect of up to a maximum of 10% of the Enlarged Issued Share Capital otherwise than in the circumstances to which Resolution 4 applies.

Share capital increases and allotment authorities in respect of the Income Shares, which would form part of any Rights Issue Units, do not require separate Shareholder approval. The necessary authorities to facilitate the issue of Income Shares are being obtained within the Group, as provided for in the Articles of Association of Waterford Wedgwood UK.

(6)	EXTRAORDINARY GENERAL MEETING

An Extraordinary General Meeting has been convened to be held at The Berkeley Court Hotel, Lansdowne Road, Ballsbridge, Dublin 4, Ireland at 10.00 a.m. on 20 June, 2005 at which Shareholders will be asked to consider and, if thought fit, pass the Resolutions. The Rights Issue is conditional on the approval of all of the Resolutions other than Resolution 5. Resolution 3 is subject to the approval of Resolution 2 and Resolutions 4 and 5 are subject to the approval of Resolutions 2 and 3.

Resolution 1:	will be proposed as an ordinary resolution for the purpose of approving the potential increased holding of Stock Units of the Concert Party in the circumstances detailed in this document, the passing of which is a condition of the Waiver.

As detailed in section (4) above, Independent Shareholders only (being those holders of Ordinary Shares other than members of the Concert Party) are eligible to vote on Resolution 1 and the vote will be conducted by way of a poll. All Shareholders are eligible to vote on Resolutions 2, 3, 4 and 5.

Resolution 2:	will be proposed as an ordinary resolution and provides for the increase in the authorised share capital of the Company from €210,000,000, divided into 3,500,000,000 Ordinary Shares of €0.06 each, to €390,000,000, divided into 6,500,000,000 Ordinary Shares of €0.06 each. This alteration, which represents an increase of 85.7% of the existing authorised share capital of the Company, is sought to facilitate the Rights Issue and in order to maintain appropriate share capital headroom and flexibility going forward.

Resolution 3:	will be proposed as an ordinary resolution and proposes to amend the Articles such that the Directors shall, for the purposes of Section 20 of the 1983 Act, be generally and unconditionally authorised to allot and issue relevant securities up to an amount equal to the authorised (as enlarged pursuant to Resolution 2) but unissued share capital of the Company and to allot and issue any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as treasury shares. The total number of Ordinary Shares which the Directors will have authority to allot pursuant to Resolution 3 will be 3,841,367,390, which represents approximately 145% of the Existing Issued Share Capital. Save for the Rights Issue, the Directors have no present intention to exercise this authority. This authority will expire on 20 June, 2010, unless previously renewed, varied or revoked.

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Resolution 4:	will be proposed as a special resolution and proposes the grant of a general authority to the Directors, in accordance with the Articles, to disapply pre-emption rights in relation to any offer of securities (open for a period fixed by the Directors) by way of rights, open offer or otherwise in favour of holders of Ordinary Shares.

Resolution 5:	will be proposed as a special resolution and proposes the grant of a general authority to the Directors, in accordance with the Articles, to disapply pre-emption rights other than in the circumstances to which Resolution 4 applies in respect of an offer of securities of up to a maximum aggregate nominal value of 10% of the Enlarged Issued Share Capital (435,048,972 Stock Units).

While the Directors have no present intention to exercise the disapplication authority sought, other than with respect to the Rights Issue, the maximum authority being sought is increased from its previous 5% to 10%. This increase is intended to enhance the flexibility of the Group going forward in this current critical phase of its development without the necessity and expense of convening a further general meeting.

The authority sought in each of Resolutions 4 and 5 will expire on the earlier of the date of the annual general meeting of the Company in 2006 and 20 September, 2006.

(7)	ACTION TO BE TAKEN

A Form of Proxy for use by Shareholders at the EGM accompanies this document. Forms of Proxy completed in accordance with the instructions printed thereon must be received by the Company's Registrars, Capita Corporate Registrars Plc, P.O. Box 7117, Dublin 2, Ireland (if delivered by post) or Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand during normal business hours only), no later than 10.00 a.m. on 18 June, 2005.

Completion and return of a Form of Proxy will not preclude Shareholders from attending and voting at the EGM in person should they so wish.

(8)	RECOMMENDATIONS

The approval of the Resolutions (other than Resolution 5) are conditions of the Rights Issue and the Rights Issue will not proceed if the Resolutions (other than Resolution 5) are not approved. The completion of the Rights Issue is essential to the implementation of the Group's cost restructuring programme and to effect an improvement in the Group's liquidity position.

(a)	In respect of Resolution 1

The Independent Directors, who have been so advised by Davy Corporate Finance, consider the Waiver Resolution to be in the best interests of the Company and the Independent Shareholders taken as a whole. In providing advice to the Independent Directors, Davy Corporate Finance has taken into account the commercial assessments of the Independent Directors. Accordingly, the Independent Directors unanimously recommend that you vote in favour of the Waiver Resolution to be proposed at the EGM, as they intend to do in respect of their own beneficial holdings, which amount to, in aggregate, 9,704,800 Ordinary Shares, representing approximately 0.37% of the Existing Issued Share Capital.

(b)	In respect of Resolutions 2, 3, 4 and 5

The Directors believe that the Share Capital Resolutions are in the best interests of the Company and its Shareholders as a whole. Accordingly, the Directors unanimously recommend Shareholders to vote in favour of Resolutions 2, 3, 4 and 5 to be proposed at the EGM as they intend to do in respect of their own beneficial holdings, which amount to, in aggregate, 664,099,377 Ordinary Shares, representing approximately 24.98% of the Existing Issued Share Capital.

Yours faithfully,

SIR ANTHONY O'REILLY
Chairman

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PART 2 – LETTER FROM DAVY CORPORATE FINANCE LIMITED IN RELATION TO THE WAIVER

Davy Corporate Finance Limited Davy House, 49 Dawson Street, Dublin 2, Ireland.

27 May, 2005

To Independent Shareholders

Dear Shareholder,

We refer to certain of the proposals detailed in the section of Part 1 of this document entitled "Waiver of Obligation to Make a General Offer under Rule 9". In particular, we refer to the potential increase to a maximum of 53.96% in the percentage of the Company's issued share capital owned or controlled by Sir Anthony O'Reilly and Mr Peter John Goulandris and other members of the Concert Party. The maximum potential increase would arise where, following the take up by each member of the Concert Party or companies controlled by them of their entitlements under the Rights Issue and where no other Stockholder subscribes for his entitlement to Rights Issue Units under the Rights Issue (and those Rights Issue Units are not otherwise subscribed for by persons other than Concert Party members), Birchfield, which is owned and controlled by Sir Anthony O'Reilly and Mr Peter John Goulandris, subscribes for all of the Rights Issue Units not taken up under the Rights Issue, and where, in addition, Mr Tony O'Reilly Jnr exercises the Relevant Options, and the issued share capital of the Company is not otherwise increased.

As described in section (4) of Part 1 of this document, the Panel has agreed, subject, inter alia, to the approval by Independent Shareholders of the Waiver Resolution, to waive any obligation on the Concert Party or any member thereof under the Irish Takeover Rules to make a general offer for the balance of the issued Stock Units, which would otherwise arise if the percentage of the issued share capital of the Company owned or controlled by Sir Anthony O'Reilly, Mr. Peter John Goulandris and other members of the Concert Party increased to 30% or more due to the underwriting commitment of Birchfield in respect of the Rights Issue.

Davy Corporate Finance, which has been appointed by the Company to advise the Independent Directors and the Independent Shareholders, considers the approval of the Waiver Resolution to be in the best interests of the Company and the Independent Shareholders as a whole and recommends Independent Shareholders to vote in favour of that resolution. In providing this advice, Davy Corporate Finance has taken into account the commercial assessments of the Independent Directors.

Yours faithfully
for and on behalf of

Davy Corporate Finance Limited
EUGENÉE MULHERN
Director

Directors of Davy Corporate Finance Limited: John Butler, Des Carville, J. Brian Davy, Hugh McCutcheon, Kyran McLaughlin, Eugenée Mulhern, Ivan Murphy	Davy Corporate Finance Limited Registered In Ireland No. 127823 Registered office as above.	VAT Registered Number 4850231V Authorised by the Irish Financial Services Regulatory Authority under the Investment Intermediaries Act 1995.

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PART 3 − CERTAIN ANNOUNCEMENTS ISSUED
BY WATERFORD WEDGWOOD

A:	Announcement dated 4 May, 2005

The following is the full text of the announcement issued by Waterford Wedgwood on 4 May, 2005.

"4 May 2005

WATERFORD WEDGWOOD plc

Investment of €90 million in major restructuring programme and proposed fully-underwritten €100 million rights issue

Waterford Wedgwood plc ("the Group" or "Waterford Wedgwood"), the luxury lifestyle group, today announces a proposed fully underwritten rights issue to raise approximately €100 million through the issue of 1.7 billion New Stock Units at €0.06 each. The proceeds will be used to finance a major restructuring programme which is expected to cost around €90 million, including €6.5 million which has already been spent. Targeted annualised cost savings from the restructuring programme are €90 million. The proceeds of the Rights Issue will also improve the Group's liquidity.

Restructuring and Cost Savings

In its trading update on March 14, 2005 the Group indicated that it was reviewing its fixed cost base in order to return to sustainable profitability at existing demand levels and current exchange rates. Following this review, the Group intends to restructure its business fundamentally. The restructuring programme announced today is designed to remove excess capacity, improve manufacturing efficiency and to enable a more complete integration of the Wedgwood division with Royal Doulton.

•	€90 million restructuring investment will be targeted across the Group with the objective of achieving annualised savings of approximately €90 million once fully implemented. The benefit of the savings will largely have been achieved by December 2006.

•	It is anticipated that the total employed by the Group will reduce by about 1,800 when the proposed restructuring is completed.

•	Removal of excess capacity: About €30 million will be spent on restructuring at Waterford Crystal and Rosenthal in order to remove excess capacity. At Waterford Crystal, the Dungarvan plant will be closed.

•	Overhead reduction: Investment of €24 million is planned to reduce overheads at Waterford Crystal, Rosenthal and at Group level and to upgrade manufacturing facilities in Waterford Crystal and Rosenthal.

•	The combined effect of these proposed actions will be to reduce the numbers employed at the Waterford Crystal by 485, at Rosenthal by 160 and by 200 across the wider Group.

•	Wedgwood-Royal Doulton integration savings: Following the acquisition of Royal Doulton on January 14, 2005, the Group has identified opportunities for more savings than originally envisaged. It is planned to invest a total of €36 million (of which €6.5 million has already been spent) to achieve savings in manufacturing, retail operations, administration and warehousing efficiencies. These proposed actions are expected to reduce the numbers employed by Wedgwood and Royal Doulton by 950 worldwide. About 450 of these 950 have already left the business.

Fully-Underwritten Rights Issue

•	The proposed Rights Issue will be at an issue price of €0.06 per New Stock Unit, being the nominal value per Ordinary Share, and on the basis of 7 New Stock Units for every 11 Stock Units held on a record date to be determined. The Rights Issue will be fully-underwritten by a company jointly and equally controlled by the Group's principal shareholders, Sir Anthony O'Reilly, the chairman, and Peter John Goulandris, the deputy chairman.

•	The Rights Issue price compares with the closing price of €0.04 per Stock Unit on May 3, 2005.

•	The Rights Issue is at the same price as the December 2004 Rights Issue (i.e. €0.06 per New Stock Unit).

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•	The O'Reilly and Goulandris families have confirmed their intention to take up their full rights entitlements, based on their existing holdings, representing in aggregate approximately 24.6% of the company's existing issued share capital.

•	The Rights Issue will be conditional on, inter alia, the grant by the Irish Takeover Panel of a waiver under Rule 9 of the Irish Takeover Rules and on independent shareholder approval, each in respect of the underwriting arrangements. It will also be conditional on shareholders approving an increase in the authorised share capital of the Group and the renewal of various allotment authorities.

•	Documentation will be issued to shareholders convening an extraordinary general meeting and providing further information on the Rights Issue and on the restructuring in due course.

Strategic and Trading Update

As the Group announced in its trading update in March 2005, the Board remains confident in the Group's ability to successfully navigate its way through these difficult times. Waterford Wedgwood continues to have the support of its principal shareholders as it reduces the Group's fixed cost base. As stated in the announcement on March 14, 2005, sales for the year to March 31, 2005 were down 6% on a like-for-like basis (on a constant currency basis and excluding disposed-of, discontinued or acquired operations). The preliminary financial results for the year to March 31 will be announced on June 16. They will be adversely impacted by the lower sales figures and by tighter margins which have been highlighted in previous announcements and by exceptional items.

Sir Anthony O'Reilly, Chairman of Waterford Wedgwood, said:

"I am pleased to support management by underwriting the investment in this bold but necessary restructuring programme. While I very much regret the job losses, these changes are vital to ensure the long term prosperity of this historic company and its key heritage plants in Ireland, England and Germany as we face increasing competition from low cost economies in Asia and elsewhere."

"The task is clear but the challenge is great: we must ensure that our cost base matches revenue levels so that the company is returned to sustained profitability. I am determined that Waterford Wedgwood will become the low-cost operator in its sector."

"We believe that this is attainable following the implementation of this restructuring action."

Redmond O'Donoghue, Group Chief Executive, said:

"The last three years have been difficult for Waterford Wedgwood but the restructuring announced today will give the Group a highly efficient cost base, ensuring that the business has the sound fundamentals to return to a position of strength."

"It is always regrettable to announce job losses. It is particularly sad to announce the closure of our Dungarvan plant which has been in operation for over 30 years. However, I know that this difficult decision is necessary to ensure the prosperity of the Group and the future of crystal manufacture in Waterford."

"Although for business planning purposes we are projecting sales at the current levels, we have progressive plans to introduce new and relevant products and to implement marketing programmes, including a national advertising campaign for Waterford Crystal in the US, designed to grow our business."

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B:	Announcement dated 14 March, 2005

The following is the full text of the announcement issued by Waterford Wedgwood on 14 March, 2005.

"14 March 2005

WATERFORD WEDGWOOD plc

Year-End Trading update

Waterford Wedgwood, the luxury lifestyle group, announces that total sales for the year to 31 March 2005 are expected to be approximately 6% down on the prior year on a like-for-like basis. Profit margins are also lower than last year. Accordingly the financial results for the year will be below current market expectations.

As previously announced, there has been considerable monthly variation in Group revenues during the year. Sales for the six months to the end of September 2004 were down 5% on the same prior-year period on a like-for-like basis (i.e. at constant currency exchange rates and excluding discontinued or disposed-of activities). While sales in October were down 10% on the same basis, sales for November and December stabilised - up 3% and 2% respectively on prior year in constant terms. However, this was not the start of a sustained upturn. Sales in January and February have disappointed, particularly February, and were 11% down on the same months last year.

Lower volume of production at the group's main operations led to significant under-recovery of fixed overhead and to lower margins.

The Board remains confident in the group's ability to successfully navigate its way through these difficult times. It continues to have the support of its principal shareholders as it seeks to reduce the company's fixed cost base. The Board is reviewing the actions required to return the company to sustainable profitability at current sales levels and exchange rates.

In parallel with its focus on costs, Waterford Wedgwood plans to bring to market new products under each of its brand names.

Waterford Wedgwood further advises that the projected cost synergies from its recent acquisition of Royal Doulton plc are likely to meet expectations. It is anticipated that the majority of the financial benefits from these savings should be enjoyed towards the second half of the year ending March 2006. The transfer of Royal Doulton's fine bone china production to Wedgwood's nearby Barlaston plant is on schedule and first production is expected in the week of 11 April.

The Company advises that its planned programme of inventory reduction, announced in June of last year, has been largely accomplished. This has led to inventory reduction of approximately €50 million.

The Company announced, in June 2004, its plans to simplify its business by focusing on more productive lines and very significantly reducing the total number of actively available products (its total stock-keeping units - SKU's). This SKU-rationalisation programme has now been successfully implemented, leading to a 64% reduction in active SKUs.

Waterford Wedgwood expects to announce its preliminary results for the full year to 31 March 2005 on or around 16 June 2005.

Redmond O'Donoghue, Group Chief Executive, said: "Weak demand in January, February and the beginning of March combined with an accelerated inventory reduction programme will substantially impact our financial results."

"In these circumstances, we plan to continue to address our fixed costs base while investing in new, classic and contemporary product streams and other focused marketing programmes."

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C: Announcement dated 10 January, 2005

The following is the full text of the announcement issued by Waterford Wedgwood on 10 January, 2005.

"10 January, 2005

WATERFORD WEDGWOOD plc
('Waterford Wedgwood' or 'the Company')

TRADING UPDATE

Waterford Wedgwood announces that, on a like-for-like basis (at constant exchange rates), sales during December 2004 were 2% up on the same month of the previous year. This continues the improvement, which we reported at last month's extraordinary general meeting, which showed sales in November 2004 increased by 3% over the same month of the previous year on a like-for-like basis.

This update is issued in the context of today's extraordinary general meeting of the company which is to consider the proposed takeover of Royal Doulton plc."

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D:	Announcement dated 19 November, 2004

The following is the full text of the interim results of Waterford Wedgwood for the six months ended 30 September, 2004 announced on 19 November, 2004.

"INTERIM RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

Interim results to 30 September 2004

Waterford Wedgwood, the luxury lifestyle group, today reports a pre-tax profit of €8.9 million for the six months to 30 September 2004, compared with a loss before tax of €44.8 million for the same period in 2003. This pre-tax profit includes an exceptional profit of €103.2 million from the sale of All-Clad, the US-based premium cookware business. Operating loss for the period was €21.4 million compared with a €4.2 million profit for the same period in 2003.

Highlights

•	Net debt is €280.7 million, down from €429.9 million at 30 September 2003. The All-Clad proceeds substantially reduced long-term debt and facilitated ongoing balance sheet restructuring

•	As announced on 21 October 2004, sales for the six months to September 30 were €356.0 million. On a like-for-like basis (adjusted for the All-Clad disposal and currency movements), this was 5% down on 2003

•	Reported sales (including All-Clad and at actual exchange rates) fell more sharply, from €405.8 million to €356.0 million

•	The changes outlined in our Plan for Growth in June are in progress. These interim results include a charge of €25.3 million for working capital reduction programme. Substantial inventory reduction is currently being implemented. Price increases have been announced in major markets, to be implemented in the first quarter of calendar 2005

•	Current trading remains very challenging. October sales were 10% down on the same period last year on a like-for-like basis (excluding All-Clad and currency movements) although indications on trading in November suggest some improvement

Royal Doulton Update

•	Discussions with Royal Doulton about a possible recommended offer are progressing. There can be no certainty that a formal offer will be made

•	A circular will be issued to shareholders shortly to convene an extraordinary general meeting at which various shareholder approvals will be sought. These approvals are required for the purpose of the proposed underwritten Rights Issue announced on 21 October

Redmond O'Donoghue, Group Chief Executive, commented:

"As previously advised, although market share was maintained, sales in the six months were disappointing. Our Group and our industry continue to face challenging times."

"While we enjoy market-leading positions in each of our product areas, we accept that these results are not good enough. We have considerably strengthened senior management and mapped out our Plan for Growth. We are committed to implementing this strategy as quickly as possible."

"A successful acquisition of Royal Doulton would increase the volume through our factories without substantially increasing production costs, as well as providing further synergistic benefits. Evaluation of the possible offer for Royal Doulton, announced at our AGM on 21st October 2004, is progressing. Consistent with this, the posting of the shareholder circular is a tangible step forward."

"Current trading remains difficult. However, indications on trading in November suggest some improvement."

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CHIEF EXECUTIVE'S STATEMENT

At this stage last year, we reported some signs of improvement. Unfortunately, the improvements proved to be a temporary respite and the six months to 30 September 2004 have been very difficult, illuminated only by the sale of All-Clad, our US premium cookware business, for a very favourable price, and by our negotiation of a new bank lending facility with more flexible terms.

As announced on 21 October 2004, total sales for the six months to 30 September 2004 were €356.0 million, down 5% on a like-for-like basis (at constant currency and excluding All-Clad). At actual exchange rate and including All-Clad, sales were down 12% from €405.8 million. Sales were lower for a number of reasons including reduced revenues from the United States due to the weakness of the US Dollar and a softening of customer demand in the core markets of the UK and the US. Weaker demand was experienced across the industry.

Although we benefited from reduced costs in the period, these reductions were not enough to shield us from the impact of lower sales revenues and the falling value of the US Dollar. Operating profit of €4.2 million in the same period last year thus became an operating loss of €21.4 million in the period under review.

Financing costs were €43.8 million, up from €12.9 million. This was largely due to a series of one-off payments relating to the new financing arrangements put in place during the half-year. €13.7 million was written off for the costs of previous refinancing. In addition, there were €5.8 million of makewhole payments to holders of Private Placement Notes, €4 million of fees to our former bank syndicate and €2.7 million of amortisation of the previously-incurred financing costs. The balance was due to interest payments.

In addition to these non-recurring financing charges, we have implemented certain strategic decisions that have impacted these half-year results, such as inventory reduction charges, the cost of downtime at our manufacturing plants and a decision to exit certain retail channels in the United States incompatible with our brands' image. We feel that these strategic decisions will be of benefit going forward.

The sale of All-Clad for $250 million cash (€206 million) and the resultant gain enabled the Group to return to profitability despite losses at an operating level. The gain on the All-Clad disposal was €103.2 million which helped to mitigate the effects of the substantial financing-related charges, further dollar weakness and the charge of €25.3 million to our profit and loss account caused by our programme to reduce working capital. The net effect was to turn the operating loss into a pre-tax profit of €8.9 million compared with a pre-tax loss of €44.8 million a year earlier.

Trading since the end of the half-year has continued to be difficult. Sales in October were down 10% on the same period last year on a like-for-like basis (excluding All-Clad and currency movements), although indications on trading in November suggest some improvement.

As outlined in June, we are implementing a six-point Plan for Growth, which is intended to substantially reduce costs, improve margins and restore our Group to operating profitability and long-term growth. For example, we have already reduced our Stock Keeping Units (SKUs") by 40%, thereby reducing our working capital requirement, and have announced price increases in major markets, to be implemented in the first quarter of calendar 2005.

The possible recommended offer for Royal Doulton is a very attractive prospect which we believe would contribute to the consolidation of the ceramics industry. These discussions are progressing and we will issue further updates in due course; however, there can be no certainty that a formal offer will be made. A circular will be issued shortly to convene an extraordinary general meeting at which independent shareholder approval will be sought for a waiver under Rule 9 of the Irish Takeover Rules which has been granted by the Irish Takeover Panel; additionally, shareholder approval will be sought for an increase in authorised share capital and renewal of various allotment authorities, each for the purposes of the proposed Rights Issue.

Despite current difficulties, we remain confident of the long-term prospects of this business for the following reasons:

•	We have world-leading brands with strong market positions in some of the world's leading economies including the US, Japan and the UK

•	Those brands are in remarkably good shape and continue to enjoy premium pricing

•	Our plants are world-class and have had huge capital and state-of-the-art restructuring investment (c. €300 million) in recent years. Our incremental unit costs are comparable to China, resulting in a direct benefit to the bottom line from any growth in sales

The All-Clad experience demonstrates how we can transfer our marketing skills to new product areas

•	Our strong designer alliances (e.g. Vera Wang, John Rocha, Jasper Conran) remain an important and growing part of our business

22

Sector Overview

Crystal

The Group's crystal brands recorded sales of €120.8 million (2003: €135.4 million), down 7.1% at constant exchange rates (10.8% at prevailing rates), mainly due to continued weaker trading for Waterford Crystal in the United States. Crystal sales in most other territories including Ireland, the UK and mainland Europe maintained or improved on the same period last year. To address this, John Foley, chief executive of Waterford Crystal, has been given the added responsibility for the Waterford business in the United States and is now based in this important market, from which he is giving renewed focus and energy to Waterford's worldwide business. In October, we launched a new range, Black by John Rocha. The alliance with John Rocha has been successful for a number of years.

Ceramics

Sales of ceramic products were €158.4 million (2003: €170.3 million), down 7.1% at constant exchange rates (7.0% at prevailing rates) due to continuing market softness in the US and UK. More encouragingly, sales in the important Japanese market remained level. A number of new ranges will be presented to the market in the near future.

Other products

Our other products sales were €52.6 million (2003: €55.6 million), up 0.4% at constant exchange rates (down 5.4% at prevailing rates). This segment includes Spring, our Swiss-based premium cookware company, which enjoyed growth of 19%.

Plan for Growth

In June, we announced our six point Plan for Growth, the key strategy to return your group to financial health. We have made progress under each of the headings:

•	Sale of All-Clad

All-Clad has been sold for an attractive price; this has facilitated our actions to reduce working capital

•	Working Capital

The business uses too much working capital. This is being reduced, principally through a reduction in inventory. We have introduced short-time working throughout our manufacturing operations. This has reduced our cash costs and is helping to lower inventory

•	Marketing Spend

We are committed to increased marketing expenditure over the next two years in order to drive revenue growth, notwithstanding the current difficulties of the business

•	Marketing Initiatives

Waterford, Wedgwood and Rosenthal are each developing a set of exciting marketing initiatives to be introduced next year. These are expected to contribute to sales growth in fiscal 2006 and beyond. Black by John Rocha has been launched to encouraging indications

•	Increased Factory Utilisation

Over the past seven years, we have invested about €300 million in technology and rationalisation of plants. This gives us low incremental unit costs. A successful acquisition of Royal Doulton would increase the volume through our factories without substantially increasing production costs

•	Strengthened Management

During the period, Peter Cameron was appointed Chief Operating Officer, Paul D'Alton was appointed Chief Financial Officer and John Foley, who was given worldwide responsibility for Waterford Crystal, has relocated to the US, our most important market

Redmond O'Donoghue
Group Chief Executive
19 November 2004

23

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		6 months ended
	Note	30 September 2004	30 September 2003
		€m (unaudited)	€m (unaudited)
Sales by category
Crystal		120.8	135.4
Ceramics		158.4	170.3
Other products		52.6	55.6
Total sales—continuing operations		331.8	361.3
Discontinued operations		24.2	44.5
Total Group sales		356.0	405.8
Group operating loss—continuing operations		(23.7)	(1.8)
Discontinued operations		2.3	6.0
Total Group operating (loss)/profit		(21.4)	4.2
Profit on sale of All Clad business		103.2	—
Loss relating to working capital reduction programme		(25.3)	—
Loss relating to restructuring and severance cost		(3.2)	(32.7)
Profit on sale of fixed assets		2.1	—
Goodwill amortisation	5	(2.7)	(3.4)
Group profit/(loss) before financing costs		52.7	(31.9)
Financing costs	3	(43.8)	(12.9)
Profit/(loss) on ordinary activities before taxation		8.9	(44.8)
Taxation on profit/(loss) on ordinary activities		(0.7)	1.7
Profit/(loss) on ordinary activities after taxation		8.2	(43.1)
Minority interests		(0.6)	0.4
Retained profit/(loss) for the period		7.6	(42.7)
Loss per ordinary share before goodwill amortisation and exceptional items (cents)	4	(4.71c )	(0.79c )
Earnings/(loss) per ordinary share (cents)	4	0.76c	(5.15c )
Diluted earnings/(loss) per ordinary share (cents)		0.76c	(5.15c )

24

CONSOLIDATED BALANCE SHEET

		6 months ended
	Note	30 September 2004	30 September 2003
		€m (unaudited)	€m (unaudited)
Fixed assets
Intangible assets	5	42.1	106.5
Tangible assets		183.0	207.9
Financial assets		14.5	14.8
		239.6	329.2
Current assets
Stocks		289.0	307.2
Debtors		152.0	193.2
Cash and deposits		26.6	32.3
		467.6	532.7
Creditors (amounts falling due within one year)		(160.8)	(201.6)
Bank loans and overdrafts		—	(49.4)
Net current assets		306.8	281.7
Total assets less current liabilities		546.4	610.9
Creditors (long and medium debt)		(307.3)	(412.8)
Other long term creditors		(37.3)	(36.2)
Provisions for liabilities and charges		(1.2)	(1.1)
		200.6	160.8
Capital and reserves
Called up share capital		73.5	57.2
Share premium account		213.7	194.3
Revaluation reserve		7.2	9.3
Profit and loss account		(100.6)	(106.3)
Capital conversion reserve fund		2.6	2.6
Shareholders' funds—equity interests		196.4	157.1
Minority interests—equity interests		4.2	3.7
		200.6	160.8

25

CONSOLIDATED CASH FLOW

	6 months ended
	30 September 2004	30 September 2003
	€m (unaudited)	€m (unaudited)
Group operating (loss)/profit	(21.4)	4.2
Restructuring spend	(9.2)	(11.3)
Depreciation	17.7	18.5
Working capital	(29.5)	(52.7)
Cashflow from operations	(42.4)	(41.3)
Financing costs	(29.6)	(14.1)
Capital expenditure (net)	(2.0)	(19.8)
Taxation paid	(2.2)	(5.9)
Dividends paid	—	(7.6)
Net Group cashflow	(76.2)	(88.7)
Exchange	(0.1)	15.5
Disposal of All Clad business	194.9	—
Amortisation and write-off of financing fees	(16.4)	—
Opening debt	(382.9)	(356.7)
Closing debt	(280.7)	(429.9)

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

	6 months ended
	30 September 2004	30 September 2003
	€m (unaudited)	€m (unaudited)
Profit/(loss) for the period	7.6	(42.7)
Exchange translation effect on net overseas investments	(5.5)	(1.7)
Total recognised gains/(losses) for the period	2.1	(44.4)
Scrip dividend	—	1.7
Shareholders' funds at beginning of period	194.3	199.8
Shareholders' funds at end of period	196.4	157.1

26

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Preparation of Unaudited Interim Consolidated Financial Statements

These unaudited interim consolidated financial statements have been prepared applying the accounting policies described on page 14 of the published accounts for the year ended 31 March 2004.

2. Exchange Rates

Euro exchange rates used to translate the results of the Group's principal overseas subsidiaries were as follows:

	Profit and loss transactions 6 months ended		Balance sheet as at
	30 September 2004	30 September 2003	30 September 2004	30 September 2003
U.S. Dollar	$1.21	$1.13	$1.24	$1.17
Sterling	£0.67	£0.70	£0.69	£0.70
Yen	Y133.42	Y133.59	Y137.28	Y129.57

3. Financing costs

	6 months ended
	30 September 2004	30 September 2003
	€m	€m
Interest and related costs	21.6	12.9
Amortisation of financing fees	2.7	—
Write-off of financing fees	13.7	—
Makewhole payments	5.8	—
Total financing costs	43.8	12.9

4. (Loss)/earnings per Ordinary Share

	6 months ended 30 September 2004			6 months ended 30 September 2003
	Profit/ (loss)	No. of shares	Per share	Profit/ (loss)	No. of shares*	Per share
	€m	millions	cents	€m	millions	cents
Loss for the financial period before goodwill amortisation and exceptional items	(47.0)	997.0	(4.71)	(6.6)	829.9	(0.79)
Profit on sale of All Clad business	103.2	997.0	10.34	—	—	—
Loss relating to working capital reduction programme	(25.3)	997.0	(2.54)	—	—	—
Loss relating to restructuring and severance cost	(3.2)	997.0	(0.32)	(32.7)	829.9	(3.95)
Profit on sale of fixed assets	2.1	997.0	0.21	—	—	—
Writeoff of financing fees	(13.7)	997.0	(1.37)	—	—	—
Make whole payments	(5.8)	997.0	(0.58)	—	—	—
Goodwill amortisation	(2.7)	997.0	(0.27)	(3.4)	829.9	(0.41)
Profit/(loss) for the financial period	7.6	997.0	0.76	(42.7)	829.9	(5.15)

*	The weighted average number of shares and the earnings per share for the 6 months ended 30 September 2003 have been adjusted to reflect the bonus element of the rights issue which was announced in November 2003.

27

5. Intangible assets—Goodwill

€m
Balance at 31 March 2004	100.4
Goodwill amortisation	(2.7)
Charged to profit on sale of the All Clad business	(56.6)
Exchange	1.0
Balance at 30 September 2004	42.1

Goodwill amortisation from continuing operations amounted to €1.4 million (30 September 2003: €1.4 million) and from discontinued operations amounted to €1.3 million (30 September 2003: €2.0 million).

6. Restructuring and rationalisation provision

€m
Balance at 31 March 2004	9.3
Charged to the profit and loss account	3.2
Utilised	(9.2)
Balance at 30 September 2004	3.3

7. Net debt

Net debt at 30 September 2004 comprising borrowings less cash and deposits and unamortised debt issue costs amounted to €280.7 million (30 September 2003: €429.9 million).

8. Listed investment

The Group holds 21.16% of the issued share capital of Royal Doulton plc. The market value of this investment at 30 September 2004 was €7.1 million based on a share price of £0.07. The book carrying value at 30 September 2004 was €8.8 million.

9. Contingent asset

Under the agreement for the sale of the All-Clad business, the Group may become entitled to an additional contingent consideration dependent upon the final agreed net worth of the All-Clad business at the point of sale.

28

INDEPENDENT REVIEW REPORT TO WATERFORD WEDGWOOD PLC

Introduction

We have been instructed by the company to review the financial information set out on pages 6 to 12. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Board of Directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board applicable in Ireland. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards applicable in Ireland and, therefore, provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information. This report has been prepared for and only for the company for the purpose of the Listing Rules of the Irish Stock Exchange and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

PricewaterhouseCoopers
Chartered Accountants
Dublin

19 November 2004"

29

PART 4 – ADDITIONAL INFORMATION

(1)	RESPONSIBILITY STATEMENTS

(a)	The Directors of Waterford Wedgwood, whose names are set out on page 10 of this document, accept responsibility for the information contained in this document, except that for which Sir Anthony O'Reilly, Mr Peter John Goulandris and the Birchfield Directors accept responsibility (as set out in sub-section (b) below) and except for the recommendation and related opinions of the Independent Directors. The Independent Directors accept responsibility for the recommendation and related opinions of the Independent Directors set out in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which the Directors and the Independent Directors respectively accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)	Sir Anthony O'Reilly, Mr. Peter John Goulandris and the Birchfield Directors, whose names are set out on page 3 of this document, accept responsibility for the information contained in this document relating to the members of the Concert Party only. To the best of the knowledge and belief of Sir Anthony O'Reilly, Mr. Peter John Goulandris and the Birchfield Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility (that is information relating to the Concert Party only) is in accordance with the facts and does not omit anything likely to affect the import of such information.

(2)	DIRECTORS' STOCKHOLDINGS AND DEALINGS

(a)	Independent Directors' Interests

(i)	As at the close of business on 24 May, 2005 (being the latest practicable date prior to the publication of this document), the interests of the Independent Directors (including any interests of their spouses or minor children) in the Existing Issued Share Capital, the existence of which is known to, or could with reasonable diligence be ascertained by, them, whether or not held through another party, which are notifiable as required to be disclosed pursuant to Sections 53 and 64 of the 1990 Act and, as far as the Company and they are aware, having made due and proper enquiry, the interests of any persons connected (within the meaning of Section 26 of the 1990 Act) with any such Director, were as set out below.

In the case of the Directors who are also members of the Concert Party, such interests are as set out in section 3 of this Part 4.

Director	Number of Existing Stock Units	% of Existing Issued Share Capital
Patrick Redmond O'Donoghue	4,549,500	0.171
Peter Burton Cameron	—	—
Gerald Patrick Dempsey	63,635	0.002
John Foley	385,180	0.014
Ottmar Claus Küsel	—	—
Kevin Columba McGoran	237,562	0.009
Patrick James Anthony Molloy	339,386	0.013
David Wellspring Sculley	2,259,077	0.085
Lord Piers Wedgwood	127,270	0.005
Dr Francis Alan Wedgwood	1,743,190	0.066

(ii)	As at the close of business on 24 May, 2005 (being the latest practicable date prior to the publication of this document), the interests of the Independent Directors (including any interests of their spouses or minor children) in Options over Stock Units, the existence of which are known to, or could with reasonable diligence be ascertained by, them, whether or not held through another party, which are notifiable as required to be disclosed pursuant to Sections 53 and 64 of the 1990 Act and, as far as the Company and they are aware, having made due and proper enquiry, the interests in Options over Stock Units of any persons connected (within the meaning of Section 26 of the 1990 Act) with any such Director, were as set out below.

30

In the case of Directors who are also members of the Concert Party, such interests are as set out in section 3 of this Part 4:

Director	Options held	Option price	Exercisable between
Patrick Redmond O'Donoghue	9,406	€0.34	1/2/05 – 1/8/05
	5,160	€0.23	1/2/06 − 1/8/06
	1,612,704	€0.59	13/12/99 – 13/12/06
	1,612,704	€0.60	2/9/02 – 2/9/09
	806,352	€0.60	27/3/03 – 27/3/10
	1,128,892	€0.71	12/4/04 – 12/4/11
Total	5,175,218
Peter Burton Cameron	9,014	£0.21	1/2/05 – 1/8/05
	5,037	£0.15	1/2/06 – 1/8/06
	1,209,528	€0.59	27/3/03 – 27/3/10
	806,352	€0.71	12/4/04 – 12/4/11
	322,540	€0.40	8/11/04 – 8/11/11
	403,176	€0.40	5/6/05 – 5/6/12
Total	2,755,647
John Foley	9,406	€0.34	1/2/05 – 1/8/05
	5,160	€0.23	1/2/06 – 1/8/06
	370,921	€0.59	13/12/99 – 13/12/06
	201,588	€0.60	2/9/02 – 2/9/09
	161,270	€0.60	27/3/03 – 27/3/10
	806,352	€0.71	12/4/04 – 12/4/11
	322,540	€0.40	8/11/04 – 8/11/11
Total	1,877,237
Ottmar Claus Küsel	391,486	£0.64	26/3/01 – 26/3/08
	161,270	€0.60	2/9/02 – 2/9/09
	403,176	€0.60	27/3/03 – 27/3/10
	806,352	€0.71	12/4/04 – 12/4/11
	322,540	€0.40	8/11/04 – 8/11/11
Total	2,084,824
Lord Piers Wedgwood	19,946	£0.10	1/5/07 – 1/11/07
	161,270	€0.79	4/9/03 – 4/9/10
Total	181,216

(b)	Independent Directors' Dealings

During the 12 months preceding the date of this document, the Independent Directors have dealt for value in Stock Units as follows:

Director	Date	Type of Transaction	No. of Stock Units	Price
Patrick Redmond O'Donoghue	1/6/04	Lapse of Options	2,509	€0.96
	23/07/04	Acquisition of shares under the WW Profit Sharing Scheme Annual Bonus	5,053	€0.17
	7/1/05	Take up of rights under the 2004 Rights Issue	2,843,437	€0.06
John Foley	23/07/04	Acquisition of shares under the WW Profit Sharing Scheme Annual Bonus	5,053	€0.17
	7/1/05	Take up of rights under the 2004 Rights Issue	219,648	€0.06
Kevin Columba McGoran	7/1/05	Take up of rights under the 2004 Rights Issue	148,476	€0.06
Patrick James Anthony Molloy	7/1/05	Take up of rights under the 2004 Rights Issue	212,116	€0.06

31

Director	Date	Type of Transaction	No. of Stock Units	Price
David Wellspring Sculley	7/1/05	Take up of rights under the 2004 Rights Issue	1,030,896	€0.06
Dr F A Wedgwood	7/1/05	Take up of rights under the 2004 Rights Issue	959,915	€0.06
	27/05/04	Inheritance	143,750	—
	27/05/04	Inheritance	143,750	—

Note:

In the case of grants of Options or of securities under the Share Option Schemes, the price stated is the exercise price per Stock Unit.

(3)	CONCERT PARTY STOCKHOLDINGS AND DEALINGS

(a)	Concert Party Interests

As at the close of business on 24 May, 2005 (being the latest practicable date prior to the publication of this document), the interests of Sir Anthony O'Reilly (inclusive of Stock Units in which Lady O'Reilly is interested and inclusive of attributable indirect interests) and of Mr Peter John Goulandris (inclusive of attributable indirect interests) and of the other members of the Concert Party in the Existing Issued Share Capital, as notified to the Company, were as set out below. The maximum number of Stock Units in which Sir Anthony O'Reilly and Mr Peter John Goulandris and/or the other members of the Concert Party could be interested following the Rights Issue (on the basis of the outlined assumption) is also set out below:

	Number of Existing Stock Units as at 24 May, 2005 (5)	% of Existing Issued Share Capital as at 24 May, 2005	Number of Options	Number of Stock Units on basis of assumption set out below	% of Enlarged Issued Share Capital on basis of assumption set out below
Sir Anthony O'Reilly and Peter John Goulandris's holdings:
Stoneworth Investment Limited (1) (2)	437,813,178	16.47	—	716,421,564	16.47
Albany Hill Limited (1) (2)	90,884,133	3.42	—	148,719,490	3.42
Araquipa International Limited (2)	92,013,768	3.46	—	150,567,984	3.46
Cressborough Holdings Limited (2)	31,224,237	1.17	—	51,094,206	1.17
Indexia Holdings Limited(1)	2,277,013	0.09	—	3,726,621	0.09
Birchfield Holdings Limited	—	—	—	1,275,010,650	29.30
Sub-total O'Reilly and Goulandris holdings	654,212,329	24.61	—	2,345,539,915	53.91
Tony O'Reilly Jnr (4)	182,248	0.01	945,118	1,243,342	0.03
Lady Chryss O'Reilly (1) (3)	—	—	—	—	—
Gavin O'Reilly	72,628	0.002	—	118,845	0.002
Denis C. Tseretopoulos (6)	577,243	0.02	—	944,579	0.02
Total	655,044,448	24.64	945,118	2,347,846,681	53.96

Notes:

(1)	Sir Anthony O'Reilly, Chairman of the Board, controls (i) 49% of Stoneworth Investment Limited, a company which owns 437,813,178 Stock Units; (ii) 50% of Albany Hill Limited, a company which owns 90,884,133 Stock Units (Lady O'Reilly controls 10% of Albany Hill Limited); and (iii) 100% of Indexia Holdings Limited, a company which owns 2,277,013 Stock Units. The total number of Stock Units in which Sir Anthony O'Reilly is therefore interested, is 530,974,324, representing 19.97% of the Stock Units.

(2)	Mr Goulandris, Deputy Chairman of the Board, controls (i) 49% of Stoneworth Investment Limited, a company which owns 437,813,178 Stock Units; (ii) 40% of Albany Hill Limited, a company which owns 90,884,133 Stock Units; (iii) 100% of Araquipa International Limited, a company which owns 92,013,768 Stock Units; and (iv) 100% of Cressborough Holdings Limited, a company which owns 31,224,237 Stock Units. The total number of Stock Units in which Mr Goulandris is therefore interested is 651,935,316, representing 24.52% of the Stock Units.

(3)	Lady O'Reilly has a non-beneficial interest in the Stock Units referred to in note 1, which are beneficially held by her husband, Sir Anthony O'Reilly.

32

(4)	Of the 1,128,892 Options held by Mr Tony O'Reilly Jnr, 806,352 are exercisable at a price of €0.71 between 12 April, 2004 to 12 April, 2011 and the balance of 322,540 are exercisable at a price of €0.40 between 8 November, 2004 and 8 November, 2011. In accordance with the terms of the Share Option Schemes, outstanding Options will be adjusted to take account of the Rights Issue. The number of Options shown above is the number of Relevant Options based on a pro forma adjustment.

(5)	The interests of the members of the Concert Party who are also Directors are disclosed in accordance with the relevant provisions of the 1990 Act as detailed in sub-section 2(a)(i) of this Part 4.

(6)	These Stock Units, of which 557,243 are held as Stock Units and 20,000 are held in the form of ADR's (2,000 ADR's), are held by Marden Trading Company, a company which is wholly owned by Mr Tseretopoulos.

Assumption:

The number of Stock Units following the Rights Issue is calculated on the basis that all members of the Concert Party participate in the Rights Issue in respect of the full amounts of their respective entitlements, that no other Stockholders other than members of the Concert Party subscribe for any Rights Issue Units, and that Birchfield subscribes for all of the remaining Rights Issue Units, as provided for under the Underwriting Agreement. The number of Stock Units following the Rights Issue and the percentage of the enlarged issued share capital which that represents also assumes, for the purposes of calculating the maximum percentage interest of the Concert Party, that Mr Tony O'Reilly Jnr exercises all of his Relevant Options but that the issued share capital of the Company is not otherwise enlarged.

(b)	Concert Party Dealings

During the 12 months preceding the date of this document, the members of the Concert Party have dealt for value in Stock Units as follows:

	Number of Stock Units	Type of Transaction	Date	Price per Stock Unit
Sir Anthony O'Reilly and Peter John Goulandris's dealings:
Stoneworth Investment Limited	273,633,236	Take up of rights under the 2004 Rights Issue	7 January, 2005	€0.06
Albany Hill Limited	56,802,583	Take up of rights under the 2004 Rights Issue	7 January, 2005	€0.06
Araquipa International Limited	57,508,605	Take up of rights under the 2004 Rights Issue	7 January, 2005	€0.06
Cressborough Holdings Limited	19,515,148	Take up of rights under the 2004 Rights Issue	7 January, 2005	€0.06
Indexia Holdings Limited	1,423,133	Take up of rights under the 2004 Rights Issue	7 January, 2005	€0.06
Tony O'Reilly Jnr	113,905	Take up of rights under the 2004 Rights Issue	7 January, 2005	€0.06
Marden Trading Company(1)	348,277	Take up of rights under the 2004 Rights Issue	7 January, 2005	€0.06

Notes:

(1)	Marden Trading Company is 100% owned by Denis C. Tseretopoulos, a director of Birchfield and therefore a member of the Concert Party.

(4)	TERMS OF UNDERWRITING AGREEMENT AND DEED OF UNDERTAKING

Birchfield will underwrite the Rights Issue. The terms and conditions of this underwriting commitment will be documented in the Underwriting Agreement, which will be entered into shortly and in any event prior to the EGM. The principal expected terms of the Underwriting Agreement, to which no material changes will be made, are as set out in section (i) below. In addition, Sir Anthony O'Reilly and Mr. Peter John Goulandris will enter into a deed of undertaking whereby they will undertake to procure the performance by Birchfield of its obligations under the Underwriting Agreement. The Deed of Undertaking will be entered into shortly and in any event prior to the EGM. The principal expected terms of the Deed of Undertaking, to which no material changes will be made, are as set out in section (ii) below.

(i)	The parties to the Underwriting Agreement will be the Company, Birchfield and Davy. Pursuant to the Underwriting Agreement, subject to the fulfilment of certain conditions and on the terms set out in the Underwriting Agreement, Birchfield will act as sole underwriter of the Rights Issue and Davy will act as sponsor under the Listing Rules (the "Sponsor") to the Rights Issue. Where Rights Issue Units are not subscribed for under the Rights Issue the Company and its broker, Davy, will seek to place the relevant Rights Issue Units with investors at a price not less than the Issue Price plus expenses of sale (including applicable commissions). If Davy, in its capacity as broker to Waterford Wedgwood, is unable to procure subscribers in this regard or, having concluded that it is unlikely that such subscribers can be procured, decides not to endeavour to procure subscribers, the relevant Rights Issue Units will be subscribed for by the Underwriter.

In consideration of its agreement to underwrite the Rights Issue, the Underwriter will be paid a commission, for the first twenty eight days of its commitment under the Underwriting Agreement,

33

beginning on and including the date of execution of the Underwriting Agreement (the "28 Day Commission Period"), of 2.5% of the value of the Rights Issue less that proportion of the Rights Issues Units which are O'Reilly/Goulandris Interests (the "Underwriters Relevant Amount") in respect of which no underwriting commission is payable.

An additional commission of 0.125% of the value of the Underwriters Relevant Amount is payable to the Underwriter for each seven days or part of seven days (if any) after the 28 Day Commission Period up to and including the earlier of the date of termination of the Underwriting Agreement and the Cut Off Date (as defined below). If the Underwriting Agreement is terminated in accordance with its terms, the Company will pay commissions to the Underwriter on the same basis as detailed above, save that the relevant percentage of commission applicable for the 28 Day Commission Period shall be 1%.

For this purpose "Cut Off Date" means the second Business Day following the last date for acceptance and payment in full under the Rights Issue (the "Closing Date").

The Company will pay all costs and expenses of the Underwriter and the Sponsor in connection with the Rights Issue, the issue of the Rights Issue Units and the arrangements referred to and contemplated by the Underwriting Agreement.

The Sponsor and the Underwriter will acknowledge that the Rights Issue Units have not been and will not be registered under the securities laws of any jurisdiction in Canada, Australia and Japan or any other territory or jurisdiction where the posting of the Prospectus and/or PALs would constitute a breach of local law or regulation ("Restricted Jurisdictions") and may not be, directly or indirectly, offered or sold, taken up, renounced or delivered, in or into Canada, Australia or Japan or to or by any resident of such countries.

The Sponsor and the Underwriter will further acknowledge that the Rights Issue Units have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States, or to or for the account or benefit of US persons, unless an exemption from the registration requirements of the Securities Act is available. Each of the Sponsor and the Underwriter has agreed that it will not offer or sell the Rights Issue Units, within the United States or to or for the account or benefit of US persons, until 40 days after the commencement of the Rights Issue, and it will have sent to each broker/dealer or sub-underwriter to which it sells in reliance on Regulation S during such 40 day period a confirmation or other notice detailing the restrictions on offers and sales of such securities within the United States, or to or for the account or benefit of US persons. In addition, each of the Sponsor and the Underwriter has agreed that no such securities will be offered or sold by or on behalf of it or any sub-underwriter in the United States except by a broker/dealer registered under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), or pursuant to a valid exemption from such requirements under the Exchange Act.

The Underwriting Agreement will contain certain standard representations, warranties, undertakings and indemnities by the Company in favour of the Sponsor and the Underwriter.

The Underwriting Agreement will be conditional upon, inter alia, the Irish Takeover Panel granting the Waiver, the Independent Shareholders approving the Waiver Resolution at an extraordinary general meeting (the "Required EGM" for the purposes of this description) prior to the time when the Prospectus and the PALs in respect of the Rights Issue Stock Units are despatched to Stockholders; Shareholders approving Resolutions 2, 3 and 4 at the Required EGM; the Prospectus being approved by the relevant regulatory authorities; the posting of the Prospectus and of the PALs in respect of the Rights Issue Units by no later than 31 August, 2005 (or such other date as the Underwriter, the Sponsor and the Company may agree); the admission of all of the Rights Issue Units, nil paid, to the Official Lists and to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange becoming effective by not later than 8.00 a.m. on the first Business Day following the date of posting of the PALs (or such other date as the Underwriter, the Sponsor and the Company may agree); there having been no Event of Default or Default under the terms of the Facility Agreement and as defined in the Facility Agreement (details of which are provided at section 6(vi) of this Part 4) which is continuing and has not been remedied or waived; and the Underwriting Agreement not having been terminated at any time prior to Admission.

The Underwriting Agreement will be capable of being terminated by the Underwriter or the Sponsor if, before Admission: (i) the Underwriter or the Sponsor becomes aware that any warranty given to it by the Company was not, when given, true, accurate and not misleading in any respect and as a result could be expected to have a material adverse effect on the Rights Issue; (ii) a matter has arisen after the date of the Underwriting Agreement which would have rendered any warranty given by the Company, if repeated

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at that time, to be untrue, inaccurate or misleading by reference to the facts then existing and as a result could be expected to have a material adverse effect on the Rights Issue; (iii) a material adverse change occurs with respect to the Company and its subsidiaries; (iv) the Company fails to comply in any respect which would have a material adverse effect on the Rights Issue with any of its obligations under the Underwriting Agreement; or (v) any change in national or international financial, monetary, military, economic, political or stock market conditions occurs which, in the reasonable opinion of the Underwriter or the Sponsor, arrived at in good faith, would, or would be likely to, be materially prejudicial to the Company or any of its subsidiaries or to the offering constituted by the Rights Issue or to the acquisition of the Rights Issue Units by persons pursuant thereto.

(ii)	The parties to the Deed of Undertaking will be the Company, Sir Anthony O'Reilly and Mr Peter John Goulandris. Pursuant to the Deed of Undertaking, each of Sir Anthony O'Reilly and Mr Peter John Goulandris (together, the "Obligors" for the purposes of this description), as owners of the entire issued share capital of Birchfield, will severally as to 50% each undertake to the Company to procure the due and punctual performance by Birchfield of its obligations under the Underwriting Agreement. The Obligors will severally agree to pay to the Company on demand any sum that Birchfield is due to pay under the Underwriting Agreement and which has not been paid at the time due for payment. Pursuant to the Deed of Undertaking, the Obligors will also irrevocably and unconditionally agree to severally indemnify (and keep indemnified) the Company, on demand, for any loss, liability or cost incurred by the Company as a result of any obligations under the Underwriting Agreement becoming void, voidable or unenforceable as against Birchfield.

(5)	RELATIONSHIP AGREEMENT

As detailed in section (4) of Part 1 of this document, where Stockholders do not subscribe for their entitlements under the Rights Issue, the percentage interest of the Concert Party in the Enlarged Issued Share Capital could equal or exceed 30% following the Rights Issue. In order to regulate the relationship between the Company and Sir Anthony O'Reilly and Mr Peter John Goulandris (and associates thereof) in this situation, it is intended that a relationship agreement will be entered into. The intended terms of this agreement, which will be substantially similar to those of the 2004 Relationship Agreement (which did not become effective because the controlling shareholder position did not arise under the 2004 Rights Issue) are summarised below. The Relationship Agreement will be entered into shortly, and in any event prior to the date of publication of the Prospectus.

On the basis, inter alia, of the Relationship Agreement, the Company is satisfied that in the event that a controlling shareholder is created pursuant to the Rights Issue, it will be capable of carrying on its business independently of the controlling shareholder (including any associate thereof) and that all transactions and relationships between the Group and the controlling shareholder (or associates thereof) will be at arm's length and on a basis no less favourable to the Company than a normal commercial basis.

The parties to the Relationship Agreement will be the Company and Sir Anthony O'Reilly and Mr Peter John Goulandris. Under the Relationship Agreement each of Sir Anthony O'Reilly and Mr Peter John Goulandris will undertake, from the time when either or both of them becomes a controlling shareholder (defined as any person (or persons acting jointly by agreement whether formal or otherwise) who is (i) entitled to exercise, or to control the exercise of, 30% or more of the rights to vote at general meetings of Waterford Wedgwood (but the rights to vote attaching to any treasury shares held by Waterford Wedgwood are not to be taken into account when calculating a person's percentage of rights to vote for this purpose); or (ii) able to control the appointment of directors who are able to exercise a majority of votes at board meetings of Waterford Wedgwood) pursuant to the Rights Issue that (a) he shall exercise, or procure the exercise of, the voting rights attributable to his holding so as to ensure that the Company and/or the Group is capable at all times of carrying on its business independently of him and/or his associates, (b) all transactions and relationships between him and/or his associates and/or any entity interested in his holding of Stock Units and the Group are conducted at arm's length and on a basis no less favourable to the Company than a normal commercial basis, (c) he will abstain, or procure the abstention, from voting the shares attributable to his holding in general meetings of the Company in respect of any contract or arrangement in which, in the reasonable opinion of the Independent Board (being the Directors other than those who may not vote as determined in accordance with the provisions detailed in the following paragraph), he has a material interest; and (d) he will not exercise, or procure the exercise of, the voting rights in the Company attributable to his holding of Stock Units in favour of any amendment to the Articles which would be inconsistent with, or in violation of, the terms of the Relationship Agreement.

Each of the parties to the Relationship Agreement will also undertake severally to use all reasonable endeavours to procure that during the term of the Relationship Agreement (a) in respect of any Board resolution relating to any transaction between any member of the Group and either or both of Sir Anthony

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O'Reilly or Mr Peter John Goulandris, no member of the Board may exercise a vote if he/she is (i) Sir Anthony O'Reilly, Mr Peter John Goulandris, Lady O'Reilly or Mr Tony O'Reilly Jnr (the "Current Relationship Directors"), (ii) connected to either or both of Sir Anthony O'Reilly or Mr Peter John Goulandris within the meaning of Section 26 of the 1990 Act (as amended by Section 76 of the Company Law Enforcement Act 2001), or (iii) has a significant and direct business relationship with either or both of Sir Anthony O'Reilly or Mr Peter John Goulandris which, in the reasonable opinion of the Independent Board (also excluding in this case the Director whose relationship is being considered), would materially interfere with the exercise by him/her of independent judgement on such matter; and (b) the requirements of the Listing Rules (if any) in respect of controlling shareholders will be complied with.

The Relationship Agreement will come into effect on the date that either or both of Sir Anthony O'Reilly and Mr Peter John Goulandris become a controlling shareholder (as defined above) pursuant to the Rights Issue. If such event has not occurred on or before 30 August, 2005 (or such later date as may be agreed in writing between the parties, being in any event no earlier than the date upon which Sir Anthony O'Reilly and Mr Peter John Goulandris (through Birchfield) would, if required, subscribe for Rights Issue Units pursuant to the Underwriting Agreement), the Relationship Agreement will terminate.

(6)	MATERIAL CONTRACTS

The following is a summary of all contracts (not being contracts entered into in the ordinary course of business) that have been entered into by any member of the Group within the two years immediately preceding the date of this document and that are or may be material:

(i)	Waterford Crystal Limited ("WCL") entered into a contract on 24 May, 2005 (the "Contract") for the sale of 22 acres of underutilised land surrounding its Sports and Leisure Centre in Waterford (the "Property"). The purchaser is Parker Green (Carlow) Limited and the total purchase price is €32,900,000. A deposit amounting to €22,000,000 will be released to WCL upon the delivery of a security instrument and the balance of €10,900,000 will be discharged upon the satisfaction of conditions normal in property transactions of this nature (i.e. release of security interests, vacant possession etc). The Contract is subject to the satisfaction of a condition subsequent that the Property will retain its recently acquired zoning designation as mixed use, including retail warehousing. The failure to satisfy this condition could result in the rescission of the Contract and the return of the purchase price.

(ii)	The Company entered into the 2004 Relationship Agreement on 14 December, 2004 with Sir Anthony O'Reilly and Mr Peter John Goulandris. Similar terms to those proposed to be included in the Relationship Agreement, as detailed at section 5 above were included in the 2004 Relationship Agreement, save that these related to the 2004 Rights Issue. The 2004 Relationship Agreement terminated on 28 February 2005 as neither Sir Anthony O'Reilly nor Mr Peter John Goulandris became a Controlling Shareholder (as defined in the 2004 Relationship Agreement) of the Company pursuant to the 2004 Rights Issue. All material terms of the 2004 Relationship Agreement have been previously disclosed (in the December 2004 Document) and made available for inspection. The agreement is available for inspection as stated in section 9 of Part 4 of this document.

(iii)	The Company entered into the 2004 Underwriting Agreement on 21 October, 2004 with Birchfield and Davy (for the purposes of this summary, the "2004 Underwriters") pursuant to which the 2004 Underwriters agreed, subject to the fulfilment of certain conditions and on the terms set out in the 2004 Underwriting Agreement, each of which were fulfilled or waived in accordance with the terms of the agreement, to procure subscribers or, to the extent that such subscribers were not procured, themselves to subscribe for the 2004 Rights Issue Units not taken up under the 2004 Rights Issue. Under the 2004 Underwriting Agreement, Birchfield and Davy underwrote the 2004 Rights Issue severally as to 70% and 30% respectively. In consideration of their agreement to underwrite the 2004 Rights Issue, the 2004 Underwriters were paid commissions as set out in the 2004 Underwriting Agreement. Under the 2004 Underwriting Agreement, the Company paid all costs and expenses of, or in connection with, the 2004 Rights Issue, including its own and the 2004 Underwriters legal, accountancy and other professional fees.

Similar terms to those proposed to be included in the Underwriting Agreement, as detailed at section 4(i) above, were included in the 2004 Underwriting Agreement with respect to the availability of the 2004 Rights Issue in the US and other jurisdictions.

Under the 2004 Underwriting Agreement, the Company provided certain representations, warranties, undertakings and indemnities to the 2004 Underwriters.

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All material terms of the 2004 Underwriting Agreement have been previously disclosed (in the December 2004 Document) and made available for inspection. The agreement is available for inspection as stated in section 9 of Part 4 of this document.

(iv)	The Company entered into the 2004 Deed of Undertaking with each of Sir Anthony O'Reilly and Mr Peter John Goulandris on 21 October, 2004. Pursuant to the Deed of Undertaking, each of Sir Anthony O'Reilly and Mr Peter John Goulandris (together, the "2004 Obligors" for the purposes of this description), as owners of the entire issued share capital of Birchfield, severally as to 50% each undertook to the Company to procure the due and punctual performance by Birchfield of its obligations under the 2004 Underwriting Agreement. The 2004 Obligors severally agreed to pay to the Company on demand any sum that Birchfield was due to pay under the 2004 Underwriting Agreement and which had not been paid at the time due for payment. Pursuant to the 2004 Deed of Undertaking, the 2004 Obligors also irrevocably and unconditionally agreed severally to indemnify (and keep indemnified) the Company, on demand, as to 50% each, for any loss, liability or cost incurred by the Company as a result of any obligations under the 2004 Underwriting Agreement becoming void, voidable or unenforceable as against Birchfield.

All material terms of the 2004 Deed of Undertaking have been previously disclosed (in the December 2004 Document) and made available for inspection. The agreement is available for inspection as stated in section 9 of Part 4 of this document.

(v)	Subordinated debt of 32,500,000 was provided by Anglo Irish Bank Corporation plc ("Anglo Irish") to the Company and subordinated debt of €7,500,000 was provided by Anglo Irish to Rosenthal A.G. (a German company in which the Company has a majority interest) by term loan agreements dated 28 May, 2004 and 25 June, 2004 respectively. By agreements dated 28 May, 2004 and 25 June, 2004 between Anglo Irish and Lionheart Ventures (Overseas) Limited, a Cyprus incorporated company controlled by Sir Anthony O'Reilly ("Lionheart"), Anglo Irish has options to put these loans at par plus accrued interest to Lionheart. Sir Anthony O'Reilly and Mr Peter John Goulandris have entered into undertakings dated 28 May, 2004 and 25 June, 2004 in favour of Anglo Irish pursuant to which they severally undertake as to one half of any amount required (i) to pay to Lionheart sufficient funds to ensure that Lionheart is in a position to discharge its obligations under the put options or (ii) to pay to Anglo Irish, in discharge of Lionheart's obligations, the amount of the obligations of Lionheart under the put options.

(vi)	An agreement dated 30 September, 2004, in respect of the principal credit facility of the Company, between among others, the Company and Burdale Financial Limited (the "Agent") (the "Facility Agreement"). The Facility Agreement is a multi-currency credit facility, secured by the assets of the borrowers and guarantors, which permits a maximum drawdown of (a) €210 million (the initial limit on this component amounted to €140 million while there was an ongoing syndication process to increase that amount to the maximum amount available under the facility) plus (b) US$30 million. The Company, Waterford Wedgwood UK and certain other subsidiaries of Waterford Wedgwood are borrowers under the Facility Agreement, with certain other subsidiaries of the Company acting as guarantors.

The facilities available under the Facility Agreement were used to repay existing indebtedness and are to be used for general corporate and working capital purposes and the amount available under the facilities is to be calculated and maintained by reference to certain receivables, stock, property and equipment, save for the senior tranche B facility (the "Senior Tranche B Facility"), which is a US dollar denominated term loan facility of US$30 million. The Senior Tranche B Facility must, together with a portion of the facilities constituting an extended term loan facility (the "Extended Term Loan"), be drawn down prior to any other facilities.

The term of each of the loan facilities except the Extended Term Loan and the Senior Tranche B Loan Facility is three years; the Extended Term Loan and the Senior Tranche B Loan Facility must be repaid in full on 19 November, 2008. The amounts which may be drawn under each facility are subject to certain conditions and there are various reserves applied by the Agent.

The interest rate on each of the loans, except the Senior Tranche B Loan, is equal to the sum of (i) LIBOR (determined in accordance with the Facility Agreement); (ii) a margin of 2.5% with certain adjustment provisions; and (iii) any mandatory costs of funding imposed by the Financial Services Authority, the Bank of England or similar monetary costs. Achievement by the Company of certain specified levels of consolidated profit before tax would facilitate a reduction in the 2.5% margin. Interest is payable on the Senior Tranche B Loan at a rate of LIBOR (determined in accordance with the Facility Agreement) plus 6.5% or the Wachovia Bank NA prime rate plus 3.5%, at the election of the Company each month.

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The Facility Agreement contains certain customary covenants, including that no security interest be created over the assets of any obligor under the Facility Agreement without the consent of the Agent other than certain permitted security interests. The Company and any other obligor may also not pay any dividends except certain intercompany dividends unless the consolidated profit before tax for that financial year is in excess of €20 million. Obligors may not make any other payments to affiliates or subsidiaries other than in the ordinary course of business, and may not redeem any of their ordinary or preference share capital.

The Facility Agreement requires that neither the Company nor any other obligor incur or have owing any financial indebtedness over €1 million in the aggregate, subject to certain exceptions. The Company must also ensure that no member of the Group grants any guarantee without the prior consent of the majority lenders, subject to certain exceptions. Acquisition of a new subsidiary of the Company is permitted with the prior consent of the majority lenders. The Company is also required to comply with covenants relating to specified levels of net worth and twelve month trading cashflow, each calculated in accordance with the terms of the Facility Agreement.

The Facility Agreement contains standard events of default, including for non-payment of principal, interest or fees, misrepresentation and certain insolvency events. It also provides for an event of default upon change of control and in the case of a material adverse effect based on the reasonable opinion of the majority lenders.

The Facility Agreement terms were amended and supplemented by a letter between the Company and the Agent (as agent for the lenders) dated 14 December, 2004 pursuant to which inter alia: (i) the lenders gave their consent to the acquisition by Waterford Wedgwood of Royal Doulton (the "Acquisition"), subject to certain conditions being satisfied, including a cap on the Acquisition price and associated costs of €55 million, the Acquisition being funded by the 2004 Rights Issue and the 2004 Rights Issue raising a net amount of not less than €98 million (the Company having discretion to allocate the split of costs of the Acquisition and the 2004 Rights Issue for these purposes); (ii) the commitment of Burdale Financial Limited under the Facility Agreement was increased from €140 million to €155 million upon cash support ("CS") being provided in favour of the Agent under the facility for an amount of €25 million. The CS was provided by Sir Anthony O'Reilly and was capable of being drawn in certain circumstances to reduce amounts owing under the facility. The amount of availability under the availability tests in the facility is increased euro for euro by the amount of the CS; (iii) certain of the financial covenants were amended and certain financial covenants are not required to be tested if levels of headroom of availability under the availability tests in the facility are met; (iv) 70% of the net proceeds of certain non-core disposals were to be applied to reduce the CS upon certain headroom tests being met and 30% of such net proceeds were to be applied to reduce the Senior Tranche B Facility; (v) the CS was to be released upon certain criteria being met; and (vi) reserves under the facility were to remain in place until 31 December 2006 but may be reduced thereafter upon certain performance criteria being met.

All material terms of the Facility Agreement have been previously disclosed (in the December 2004 Document) and made available for inspection. The agreement is available for inspection as stated in section 9 of Part 4 of this document.

In February 2005, the CS was replaced with cash deposited with Wachovia, N.A. by Glandore Limited, a Cayman Islands company wholly owned by Sir Anthony O'Reilly.

(viii)	An agreement dated 30 September, 2004, between the Company, and the other parties to the Facility Agreement, being an Intercreditor and Security Trust Agreement (the "Intercreditor Agreement") which was a condition precedent to the Facility Agreement. Among other things, the Intercreditor Agreement restricts the ability of the Company to make payments on the Subordinated Bonds in certain circumstances (including default under the Facility Agreement), restricts the ability of the trustee under the Bond Agreement (which is as referred to in sub-section (ix) below) to accelerate or demand payment under the Subordinated Bonds and subordinates the claims of Subordinated Bonds holders to those under the Facility Agreement in the event of the insolvency of the Company.

All material terms of the Intercreditor Agreement have been previously disclosed (in the December 2004 Document) and made available for inspection. The agreement is available for inspection as stated in section 9 of Part 4 of this document.

(viii)	The Company and its wholly owned subsidiary Ballygunner Holdings (together the "selling companies") entered into an agreement (the "All Clad SPA") with Société d'Emboutissage de Bourgogne SA ("SEB") to sell all of the common stock in All Clad USA, Inc ("All Clad") together with its subsidiaries (the "All

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Clad Group") but excluding Spring USA Inc ("Spring USA") and All Clad GmbH. The purchase price payable by SEB was US$250 million, including an amount of US$63.5 million due by the All Clad Group to Waterford Wedgwood Luxembourg S.a.r.l. ("WWL"), which amount, together with all interest thereon, was loaned by SEB to the All Clad Group and repaid to WWL at completion of this transaction ("Completion") in full and final satisfaction thereof.

Completion occurred on 27 July, 2004 when all conditions provided for were satisfied or waived by SEB.

The All Clad SPA provided for adjustments to be made to the purchase price to reflect any amount by which the net book value of All-Clad exceeded or was below US$36.3 million at Completion.

The All Clad SPA contains non-compete clauses in favour of SEB which restrict the Group from competing with the All Clad Group in North America for a period of two years following Completion. The Group is not restricted from operating its business as conducted at the date of the agreement, nor from acquiring any business other than Meyer Corporation US, the Calphalon business of Newell Rubbermaid Inc. and Cuisinart Corp., or any portion thereof. Spring USA is permitted to operate its business as conducted at the date of the agreement provided that, for a period of two years following Completion, it does not have retail sales in North America in excess of US$2 million per year. Under the All Clad SPA, the Company agreed to indemnify SEB for any breaches of representations and warranties causing damages of at least US$25,000 and then only where the aggregate of such claims is in excess of US$0.5 million but subject to a limit of US$7.5 million. The relevant representations survive for two years from Completion, other than financial representations which survive for one year from Completion. Certain representations, such as those relating to title and authorisation, are not subject to any limitations. The Company also agreed to indemnify SEB for any amounts in excess of US$0.25 million which may arise out of, or relating to, any allegations of certain breaches of competition law by the All Clad Group for activities which occurred prior to Completion. This liability is uncapped. The selling companies have agreed to indemnify SEB for any amounts in excess of US$1.1 million resulting from any state tax related issues. This indemnity will expire on the expiry of the applicable limitation period under any applicable statute of limitations on any state tax-related claim.

The All Clad SPA contains customary representations and warranties given by the Company to SEB regarding All Clad.

All material terms of this agreement have been previously disclosed (in the July 2004 Document) and made available for inspection. The agreement is available for inspection as stated in section 9 of Part 4 of this document.

(ix)	The Company entered into an indenture with certain of its subsidiaries as guarantors ("the Guarantors" for the purpose of this description) and The Bank of New York as trustee on 1 December, 2003 (the "Bond Agreement"). Pursuant to the Bond Agreement, the Company issued €166 million in principal amount of 9 7/8% Subordinated Bonds due 2010 (the "Subordinated Bonds").

Pursuant to a subscription agreement dated 26 November, 2003 between the Company and Barclays Capital, as initial purchaser, the Subordinated Bonds were offered and sold in the United States as transactions exempt from the registration requirements of the Securities Act to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the US in reliance on Regulation S. The Company has not registered the Subordinated Bonds, or any other notes to be exchanged therefor, under the Securities Act.

The Company's obligations under the Subordinated Bonds are guaranteed on a senior subordinated secured basis by the Guarantors. The Subordinated Bonds are secured by second ranking fixed and floating charges over substantially all of the Company's assets and certain assets of the Guarantors.

The Subordinated Bonds rank junior to all current and future senior indebtedness of the Company. The Subordinated Bonds rank pari passu with all current and future senior subordinated indebtedness of the Company and senior to all current and future junior subordinated indebtedness of the Company. The terms of the Subordinated Bonds contain certain customary covenants, including, without limitation, covenants relating to limitations on: dividends and other restricted payments; sales of assets; mergers; the incurrence of indebtedness; transactions with affiliates; asset sales; and the sale of subsidiary common stock.

Prior to the maturity of the Subordinated Bonds, the Company has agreed to provide to the trustee and the holders of the Subordinated Bonds financial information, including the Company's audited consolidated annual financial statements and certain interim financial statements. Upon the occurrence of a change of control, the holders of the Subordinated Bonds may require the Company to repurchase the Subordinated Bonds at 101% of the aggregate outstanding principal amount.

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The Subordinated Bonds may be redeemed at the option of the Company, in whole or in part, after three years at a premium. In addition, prior to the third anniversary of the issue date, the Company may redeem at a premium up to 35% of the aggregate outstanding principal amount of the Subordinated Bonds with the proceeds from certain equity offerings. In the event of certain changes affecting taxes applicable to payments on the Subordinated Bonds, the Company may redeem the Subordinated Bonds in whole, but not in part, at any time at 100% of the principal amount plus accrued and unpaid interest. The terms of the Subordinated Bonds contain customary representations and warranties and events of default.

All material terms of this agreement have been previously disclosed (in the December 2003 Document) and made available for inspection. The agreement is available for inspection as stated in section 9 of Part 4 of this document.

(x)	The Company entered into an underwriting agreement (the "2003 Underwriting Agreement") with the Executive Directors of the Company (as defined therein) and Davy (for the purposes of this summary, the "2003 Underwriter") on 14 November, 2003 pursuant to which the 2003 Underwriter agreed, subject to the fulfilment of certain conditions and on the terms set out in the 2003 Underwriting Agreement, each of which were fulfilled or waived in accordance with the terms of the agreement, to procure subscribers or, to the extent that such subscribers were not procured, itself to subscribe for the 2003 Rights Issue Units not taken up under the 2003 Rights Issue. In consideration of its agreement to underwrite the 2003 Rights Issue, the 2003 Underwriter was paid commission as set out in the 2003 Underwriting Agreement. Under the 2003 Underwriting Agreement, the Company paid all costs and expenses of, or in connection with, the 2003 Rights Issue, including its own and the 2003 Underwriter's legal, accountancy and other professional fees.

Similar terms to those proposed to be included in the Underwriting Agreement, as detailed at section 4(i) above, were included in the 2003 Underwriting Agreement with respect to the availability of the 2003 Rights Issue in the US and other jurisdictions.

Under the 2003 Underwriting Agreement, the Company provided certain representations, warranties, undertakings and indemnities to the 2003 Underwriter.

All material terms of the 2003 Underwriting Agreement have been previously disclosed (in the December 2003 Document) and made available for inspection. The agreement is available for inspection as stated in section 9 of Part 4 of this document.

(7)	DIRECTORS' SERVICE CONTRACTS

As at the date of this document, with the exception of the following, there are no existing Service Contracts (as defined in the Irish Takeover Rules) between a member of the Group and any Director or proposed director:

(i)	Waterford Wedgwood entered into an employment agreement with Mr O'Donoghue on 30 April, 1987. This agreement was amended by supplemental agreement dated 23 February, 1988 and by memorandum dated 30 April, 1993. This was subsequently amended on Mr O'Donoghue being appointed Chief Executive in 2000 and anticipates his retiring at age 63. Mr O'Donoghue's current salary is €548,000 per annum. Mr O'Donoghue is provided with a motor car and is entitled to membership in the Company pension scheme, which provides retirement and life assurance benefits wholly funded by the Company. He is also entitled to participate in the permanent health insurance scheme operated by the Company. Mr O'Donoghue is entitled to be considered for such annual performance bonus as may be determined by the remuneration committee of the Board.

(ii)	Mr Küsel is presently employed under a service agreement with Rosenthal due to expire on 31 December, 2007 ("the Agreement" for the purposes of this description). The supervisory board of Rosenthal is obliged to give twelve months' notice before the expiry of the Agreement as to whether it intends to reappoint Mr Küsel as a member and chairman of the board of Rosenthal. Mr Küsel's salary of €336,000 is subject to review every two years. Mr Küsel is entitled to a motor car and driver and is entitled to contributions to his pension insurance or exempt life insurance and a contribution for medical insurance. Mr Küsel is entitled to be included in the Group's accident insurance policy for Rosenthal. Mr Küsel is entitled to be considered for such annual performance bonus as may be determined by the remuneration committee of the Board.

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(8)	MISCELLANEOUS

(a)	Birchfield is an international business company incorporated in the British Virgin Islands. Sir Anthony O'Reilly and Mr. Peter John Goulandris each own 100 shares in Birchfield, each representing 50% of Birchfield's issued and outstanding common stock. Birchfield has issued no other equity or debt securities. It was dormant until it signed the 2004 Underwriting Agreement with the Company and Davy on 21 October, 2004 and its only asset is US$2,000 in cash that it received for the issuance of its shares to its shareholders. Its only business will be to fulfil its obligations to underwrite the Rights Issue, and thereafter, to hold for investment any Stock Units for which it is called upon to subscribe. Immediately prior to the time it may need to pay funds for the underwritten Rights Issue Units, it will receive capital contributions from its two shareholders in sufficient amounts to satisfy such obligation.

(b)	Save for the intention to enter into the Underwriting Agreement, the Deed of Undertaking and the Relationship Agreement (details of which are contained in section 4(i) and 4(ii) and section 5 respectively of Part 4 of this document), no agreement, arrangement or understanding (including any compensation arrangement) exists between Birchfield or any person acting in concert with it or any associate of it and any of the Directors, recent directors of the Company, Stockholders or recent Stockholders having any connection with or dependence on, or which is conditional on, the outcome of the Whitewash. There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Rights Issue Units to be acquired by Birchfield or a person acting in concert with it pursuant to the Whitewash and the Rights Issue will be transferred to any other person.

(c)	Save as disclosed in section 3 of this Part 4, no member of the Concert Party owns, controls or is interested in any of the share capital of Waterford Wedgwood or has dealt in any such share capital for value in the twelve months preceding the date of this document.

(d)	As at the close of business on 24 May, 2005 (being the latest practicable date prior to the date of this document), and save as disclosed in sub-section (g) below, no subsidiaries of Waterford Wedgwood, no trustees of any pension scheme (other than an industry-wide scheme) in which Waterford Wedgwood or a subsidiary of Waterford Wedgwood participates and no associate of Waterford Wedgwood as specified in paragraph (d) or (e) of the definition of 'associate' under the Irish Takeover Rules, owned or controlled any Stock Units.

(e)	The Concert Party is fully supportive of the strategy of the Waterford Wedgwood Group and has no intention to influence the strategy of the business generally, nor has it any intention to introduce any major changes (other than those previously announced by Waterford Wedgwood) to the business or changes to the continued employment of the employees of the Group, other than in the case of Sir Anthony O'Reilly, Mr Peter John Goulandris, Lady O'Reilly and Mr Tony O'Reilly Jnr in their capacities as Directors of the Group.

(f)	There are no holdings of Stock Units in the Company which are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with the Company.

(g)	Save for 33,102,507 Stock Units held by Davy on behalf of discretionary clients and save for 50,000 Stock Units held by partners in William Fry professionally engaged in relation to the arrangements described in this document, there are no holdings of Stock Units in the Company owned or controlled by a subsidiary of the Company, by a pension fund of the Company or a subsidiary of the Company, or any associate of the Company as specified in paragraphs (d) and (e) of the definition of associate set out in the Irish Takeover Rules, but excluding exempt market-makers.

(h)	Save for the intention to enter into the Underwriting Agreement and the Deed of Undertaking (details of which are contained in section 4 of Part 4 of this document) and the Relationship Agreement (details of which are contained in section 5 of Part 4 of this document), as at 24 May, 2005 (being the latest practicable date prior to the publication of this document), no arrangement exists between any person and the Concert Party, Waterford Wedgwood, or any associate of Waterford Wedgwood in relation to securities in Waterford Wedgwood including any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to securities in Waterford Wedgwood which may be an inducement to deal or refrain from dealing.

(i)	Davy Corporate Finance has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of its letter and references to it and to its name in the form and context in which it is included.

(j)	The Company holds no treasury shares.

41

(k)	Since 31 March, 2004 (being the date to which the latest audited annual financial information on the Group has been prepared), there have been a number of material changes in the financial or trading position of the Waterford Wedgwood Group. Specifically, the Company procured additional banking facilities of up to €40 million as disclosed in the July 2004 Document and as described in section 6(v) above, the Company disposed of All-Clad USA, Inc. for a gross consideration of US$250 million on and subject to the terms disclosed in the July 2004 Document, and applied the net proceeds thereof to effect an approximate 62.11% reduction in then existing senior debt (as at 31 March, 2004), the Company entered into a new facility agreement and drew down an amount of €138.9 million under that facility to repay in full amounts outstanding under existing senior debt facilities as of 30 September, 2004 which facilities were then terminated, the Company acquired the entire issued share capital of Royal Doulton for consideration of approximately €46.9 million on and subject to the terms disclosed in the December 2004 Document, the Company raised approximately €100 million by way of the 2004 Rights Issue and applied the proceeds thereof as set out in the December 2004 Document, and the Company recorded certain adverse changes in Group revenues and other performance indicators including profit margins (each as specified in announcements issued by the Company dated 10 January, 2005, 14 March, 2005 and 4 May, 2005, and in the case of the period to 30 September, 2004, in the published interim results in respect of that period issued on 19 November, 2004) with a decline in sales of 5% on a like-for-like basis (at constant currency and excluding All-Clad) in the six months to 30 September, 2004, and a decline in sales of 6% on a like-for-like basis (at constant currency and excluding disposed of, discontinued or acquired operations) for the year to 31 March, 2005. These changes in the trading position of the Group also impacted on its financial position, as detailed under "Background to and Reasons for the Rights Issue" in Part 1 of this document.

Save as referred to above, there has been no material change in the financial or trading position of the Waterford Wedgwood Group since 31 March, 2004.

(9)	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the documents referred to below will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of William Fry Solicitors at Fitzwilton House, Wilton Place, Dublin 2, Ireland and those of Clifford Chance LLP at 10 Upper Bank Street, Canary Wharf, London E14 5JJ, United Kingdom from the date of this document up to and including 20 June, 2005.

(a)	the Memorandum and Articles of Association of the Company;

(b)	the audited consolidated financial statements of the Company for the two years ended 31 March, 2003 and 31 March, 2004;

(c)	the Company's annual report on Form 20-F for the year ended 31 March, 2004;

(d)	the rules of the Share Option Schemes and of the Employee Participation Schemes;

(e)	the material contracts referred to in section 6 of this Part 4;

(f)	from the date on which they are entered into, the Underwriting Agreement, the Deed of Undertaking and the Relationship Agreement;

(g)	the Directors' service contracts referred to in section 7 of this Part 4;

(h)	the letter from Davy Corporate Finance contained in Part 2 of this document and the consent of Davy Corporate Finance referred to in section 8(i) of this Part 4;

(i)	the letter from the Panel to Davy Corporate Finance dated 23 May, 2005 granting to the Concert Party, subject to the specified conditions, a waiver of the potential general offer obligations under Rule 9 of the Irish Takeover Rules;

(j)	the July, 2004 Document, the November, 2004 Document and the December, 2004 Document; and

(k)	this document.

Dated: 27 May, 2005

42

NOTICE OF EXTRAORDINARY GENERAL MEETING

Waterford Wedgwood plc

(Incorporated and Registered in Ireland under the Companies Acts 1908 to 1924 with registered number 11861)

Notice is hereby given that an Extraordinary General Meeting of Waterford Wedgwood plc (the "Company") will be held at The Berkeley Court Hotel, Lansdowne Road, Ballsbridge, Dublin 4, Ireland at 10.00 a.m. on 20 June, 2005, to consider and, if thought fit, pass the following resolutions. Resolutions 1, 2 and 3 are being proposed as ordinary resolutions, and Resolutions 4 and 5 are being proposed as special resolutions.

1.	"That Independent Shareholders (as defined in the Circular accompanying this Notice) hereby approve the potential increase up to 53.96% in the percentage of the issued share capital of the Company owned or controlled by the Concert Party (as defined in the Circular), which arises in the manner described in the Circular, without triggering an obligation on the Concert Party (or on such one or more of the members of the Concert Party as the Panel may direct) under the Irish Takeover Rules (as defined in the Circular) to make a general offer for the balance of the issued share capital of the Company".

2.	"That, pursuant to the provisions of the Companies Acts 1963 to 2003, the authorised share capital of the Company be increased from €210,000,000, divided into 3,500,000,000 Ordinary Shares of €0.06 each, to €390,000,000, divided into 6,500,000,000 Ordinary Shares of €0.06 each."

3.	"That subject to the approval of Resolution 2, Article 6 of the Articles of Association of the Company be deleted and replaced with the following:

(a)	The Directors, for the purposes of Section 20 of the 1983 Act, shall be generally and unconditionally authorised to allot and issue relevant securities (as defined by the said Section 20) up to an amount equal to the authorised but unissued share capital of the Company as at the close of business on 20 June, 2005 and to allot and issue any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as Treasury Shares.

(b)	The authority conferred by this article shall expire on 20 June, 2010, unless previously renewed, varied or revoked by the Company in general meeting."

4.	"That, subject to the approval of Resolutions 2 and 3:

(a)	The authority provided to the Directors at the extraordinary general meeting of the Company on 14 December, 2004 to allot and issue the securities of the Company referred to in Article 7 of the Articles of Association of the Company be and is hereby revoked without any effect on any allotment made in accordance with such authority prior to the date of revocation; and

(b)	The Directors be empowered, pursuant to Section 24 of the Companies (Amendment) Act 1983, to allot and issue the securities of the Company referred to in Article 7 of the Articles of Association (including, for the avoidance of doubt, any securities that may be allotted pursuant to the authority set out in Article 6 of such Articles) on and subject to the terms and conditions set out therein, provided the authority hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company and 20 September, 2006 unless previously renewed, varied or revoked by the Company in general meeting."

5.	That, subject to the approval of Resolutions 2 and 3:

Paragraph 7(b) of the Articles of Association of the Company be deleted and replaced with the following:

"(b)	(in addition to the authority conferred by paragraph(a)), the allotment of equity securities (including, without limitation, any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as Treasury Shares) up to a maximum aggregate nominal value of 10 per cent. of the issued ordinary share capital of the Company at the close of business on the date on which any renewal of this authority shall be granted or, in respect of the period between 20 June, 2005 and the date of the

43

Company's annual general meeting in 2005, up to a maximum aggregate nominal value of 10 per cent. of the issued ordinary share capital of the Company at the close of business on the date of allotment of Ordinary Shares pursuant to the Rights Issue described in the Circular to Shareholders dated 27 May 2005.";

By order of the Board

PATRICK DOWLING

Secretary

27 May, 2005

Registered Office:
Kilbarry,
Waterford,
Ireland.

Notes:

Resolution 1 will be voted on by way of a poll in accordance with the requirements of the Irish Takeover Rules.

Only those Shareholders on the register of members of the Company as at 6.00 p.m. on 19 June, 2005 will be entitled to attend and vote at the Extraordinary General Meeting and may only vote in respect of the number of Ordinary Shares registered in their names at that time. Changes to entries in the register of members after this time will be disregarded in determining the right of any person to attend and/or vote at the meeting. A member entitled to attend and vote at the above meeting may appoint a proxy to attend, speak and, on a poll, vote instead of him. A proxy need not be a member of the Company.

A Form of Proxy for use at the EGM is enclosed. Forms of Proxy to be valid, must be completed and lodged (together with any power of attorney or other authority under which it is executed, or a notarially certified copy thereof) with the Company's Registrars, Capita Corporate Registrars Plc at P.O. Box 7117, Dublin 2, Ireland (if delivered by post) or at Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand during normal business hours) not less than forty-eight hours before the time appointed for the meeting. The appointment of a proxy will not preclude a Shareholder from attending and voting at the meeting in person should they so wish.

The Form of Proxy must (i) in the case of an individual member be signed by the member or his/her attorney duly authorised in writing; or (ii) in the case of a body corporate be given either under its common seal or signed on its behalf by its duly authorised officer or attorney.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

44

Capital Printing Systems (UK) Limited 30285

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser (being, in the case of Stockholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act 1995 or the Stock Exchange Act 1995 and, in the case of Stockholders in the United Kingdom, an organisation or firm authorised pursuant to the Financial Services and Markets Act 2000 of the United Kingdom ("FSMA")) immediately.

If you have sold or otherwise transferred all of your registered holding of Stock Units in Waterford Wedgwood plc ("Waterford Wedgwood" or the "Company") (other than ex-rights), please forward this document and the accompanying Provisional Allotment Letter ("PAL"), where applicable, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through or by whom the sale or transfer was effected, for delivery to the purchaser or transferee. Such documents should not be forwarded to or transmitted in or into the United States, Canada, Australia or Japan or their respective territories or any other jurisdictions where it would be unlawful to do so. All Stockholders in any such jurisdictions receiving this document are advised that all information contained herein in relation to the Rights Issue is for their information only. Qualifying Non-CREST Stockholders who have sold or transferred part of their holding in Waterford Wedgwood are referred to the instructions regarding split applications set out in the accompanying PAL.

A copy of this document, which comprises listing particulars relating to the Company and its subsidiary, Waterford Wedgwood U.K. plc ("Waterford Wedgwood UK") prepared in accordance with the European Communities (Stock Exchange) Regulations 1984 (as amended) and a prospectus in accordance with the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 (the "1992 Regulations"), together with the consent referred to in section 13 of Part 5 of this document, and copies of the material contracts referred to in section 8 of Part 5 of this document, have been delivered to the Registrar of Companies in Ireland for registration in compliance with section 47 of the Companies Act 1963 of Ireland, as required by the 1992 Regulations. A copy of this document, which comprises a prospectus prepared in accordance with the Listing Rules of the UK Listing Authority under section 79 of FSMA, has been delivered for registration to the Registrar of Companies in England and Wales as required by sections 83 and 86 of FSMA.

Davy, which is regulated in Ireland by the Irish Financial Services Regulatory Authority, is acting for Waterford Wedgwood and Waterford Wedgwood UK and no one else in connection with the matters described in this document and will not be responsible to anyone other than Waterford Wedgwood and Waterford Wedgwood UK for providing the protections afforded to its customers or for providing advice in relation to the contents of this document or any matter referred to in this document.

Application has been made to the Irish Stock Exchange and to the UK Listing Authority for the Rights Issue Units to be admitted to the Official List of the Irish Stock Exchange and the Official List of the UK Listing Authority and application has been made to the Irish Stock Exchange and the London Stock Exchange for admission of the Rights Issue Units to trading on their respective main markets for listed securities. It is expected that admission of the Rights Issue Units to the Official Lists will become effective and that dealings therein will commence on 28 June, 2005.

(Incorporated and registered in Ireland under the Companies Acts 1908 to 1924 with registered number 11861)

7 for 11 Rights Issue of 1,691,857,115 Rights Issue Units
at €0.06 per Rights Issue Unit

underwritten by

Birchfield Holdings Limited

The latest time and date for acceptance and payment in full in respect of your entitlement under the Rights Issue is 11.00 a.m. on 18 July, 2005. The procedure for acceptance and payment is set out in Part 2 of this document and is also set out in the Provisional Allotment Letters, which are being despatched with this document to Qualifying Non-CREST Stockholders.

The Rights Issue Units and the Provisional Allotment Letters have not been, and will not be, registered under the securities laws of Canada, Australia or Japan or any other territory or jurisdiction where the posting of the Prospectus and/or Provisional Allotment Letters would constitute a breach of local law or regulation and may not be, directly or indirectly, offered or sold, taken up, renounced or delivered, in or into Canada, Australia or Japan or to or by any resident of such countries. Stockholders and any persons (including, without limitation, nominees, custodians and trustees) who have a contractual or legal obligation to forward this document or a Provisional Allotment Letter to a jurisdiction outside of Ireland or the United Kingdom should read the paragraph entitled "Overseas Stockholders" in Part 2 of this document.

Neither the Rights Issue Units nor the Provisional Allotment Letters referred to in this document, have been, or will be, registered under the US Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws, and neither the Rights Issue Units nor the Provisional Allotment Letters may be offered or sold within the United States or to, or for the account or benefit of, US persons (as defined in Regulation S under the Securities Act ("Regulation S")) unless an exemption from the registration requirements of the Securities Act is available. Accordingly, the Company and Waterford Wedgwood UK are not extending the Rights Issue into the United States unless an exemption from registration is available. For a description of restrictions on transfers and resales, see the section entitled "Transfer Restrictions" in Part 2 of this document. The Rights Issue Units which are not taken up in the Rights Issue may be offered and sold by or on behalf of the Underwriter only outside the United States in offshore transactions only in accordance with Regulation S.

Neither the US Securities and Exchange Commission nor any state securities commission in the United States has approved or disapproved the Rights Issue Units or determined if this document is truthful or complete. Any representation to the contrary is a criminal offence.

In addition to this document, Qualifying Non-CREST Stockholders are being sent a Provisional Allotment Letter. Qualifying CREST Stockholders (none of whom will receive a Provisional Allotment Letter) will receive a credit to their appropriate stock accounts in CREST in respect of the Nil Paid Rights to which they are entitled on 28 June, 2005. The Nil Paid Rights so credited are expected to be enabled for settlement by CRESTCo as soon as practicable after Admission. Qualifying Non-CREST Stockholders with a registered address in the UK are entitled to make payment for subscription for the Rights Issue Units in sterling. The sterling price per Rights Issue Unit is Stg4p. Such Stockholders should refer to section 2(A) of Part 2 of this document for details of the payment methods available. All other Qualifying Stockholders must, if they wish to subscribe for their entitlements under the Rights Issue, make payment in euro at the price per Rights Issue Unit of €0.06.

Both Qualifying CREST Stockholders and Qualifying Non-CREST Stockholders should refer to this document for, inter alia, details of the action they should each take in respect of the Rights Issue.

Qualifying CREST Stockholders who are CREST personal members should refer to their CREST sponsors regarding the action to be taken in respect of the Rights Issue.

The whole of this document should be read. In particular your attention is drawn to the Risk Factors set out in Part 3 of this document.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and Date
Extraordinary General Meeting	10.00 a.m. on 20 June, 2005
Record Date for the Rights Issue	6.00 p.m. on 23 June, 2005
Despatch of this document and the Provisional Allotment Letter (to Qualifying Non-CREST Stockholders only)	27 June, 2005
Ex-Rights date (i.e. being the date from which the Existing Stock Units will trade excluding the entitlement to participate in the Rights Issue)	8.00 a.m. on 28 June, 2005
Dealings in the Rights Issue Units commence	8.00 a.m. on 28 June, 2005
Nil Paid Rights and Fully Paid Rights enabled in CREST	8.00 a.m. on 28 June, 2005*
Stock accounts in CREST credited with Nil Paid Rights	28 June, 2005
Recommended latest time for requesting withdrawal of Nil Paid Rights from CREST (i.e. if your Nil Paid Rights are in CREST and you wish to convert them to certificated form)	4.30 p.m. on 7 July, 2005
Latest time for depositing renounced Provisional Allotment Letters, nil paid, in CREST or for dematerialising Nil Paid Rights into a CREST stock account	3.00 p.m. on 13 July, 2005
Latest time and date for splitting Provisional Allotment Letters, nil paid	3.00 p.m. on 14 July, 2005
Latest time and date for acceptance and payment in full	11.00 a.m. on 18 July, 2005
Recommended latest time for requesting withdrawal of Fully Paid Rights from CREST	4.30 p.m. on 2 August, 2005
Latest time for depositing renounced Provisional Allotment Letters, fully paid, in CREST or for dematerialising Fully Paid Rights into a CREST stock account	3.00 p.m. on 3 August, 2005
Latest time and date for splitting, fully paid	3.00 p.m. on 4 August, 2005
Latest time and date for registration of renunciation, fully paid	11.00 a.m. on 8 August, 2005
Expected date for crediting Rights Issue Units to CREST stock accounts	9 August, 2005
Expected date of despatch of definitive stock certificates in respect of Rights Issue Units	on or before 17 August, 2005

*	or as soon as practicable after Admission

Notes:

(1)	All references to time in this document are to time in Dublin and London.

(2)	The dates set out in the "Expected Timetable of Principal Events" above and mentioned throughout this document and in the Provisional Allotment Letter may be adjusted by Waterford Wedgwood, in which event details of new dates will be notified, via a Regulatory Information Service, to the Irish Stock Exchange, the UK Listing Authority and the London Stock Exchange and, where appropriate, to Qualifying Stockholders.

(3)	If you have any questions on the procedure for acceptance and payment, you should contact Capita Corporate Registrars Plc, Tel +353 (0)1 810 2405 in Dublin during normal business hours on any Business Day. Please note that Capita Corporate Registrars Plc cannot provide financial advice on the merits of the Rights Issue or as to whether or not you should take up your entitlement. For financial advice, including taxation advice, you should consult your own financial adviser.

RIGHTS ISSUE STATISTICS

Market price of an Existing Stock Unit prior to the announcement of the Rights Issue(1)	€0.04
Market price of an Existing Stock Unit prior to the publication of this document(2)	€0.058
Issue Price of a Rights Issue Unit(3)	€0.06
Number of Rights Issue Units being issued pursuant to the Rights Issue	1,691,857,115
Number of Stock Units in issue following the Rights Issue	4,350,489,725
Net proceeds (after estimated expenses) of the Rights Issue	approximately €96.5 million

Notes:

(1)	The last dealt closing market price of an Existing Stock Unit on the Irish Stock Exchange on 3 May, 2005 according to the Daily Official List of the Irish Stock Exchange.

(2)	The last dealt closing market price of an Existing Stock Unit on the Irish Stock Exchange on 23 June, 2005 (being the latest practicable date prior to the publication of this document) according to the Daily Official List of the Irish Stock Exchange.

(3)	Qualifying Non-CREST Stockholders with a registered address in the UK may elect to subscribe for their entitlements under the Rights Issue in either sterling or euro. The sterling price per Rights Issue Unit is Stg4p.

CAUTIONARY NOTE REGARDING
FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements within the meaning of the US federal securities laws. These forward-looking statements include, but are not limited to, all statements other than statements of historical fact contained in this document, including, without limitation, those regarding the Group's future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the market in which the Group participates or is seeking to participate. In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "plan", "potential", "predict", "project", "should", or "will" or the negative of such terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which it will operate in the future. Important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

•	acts of terrorism;

•	general economic conditions;

•	the Group's ability to compete effectively in a highly competitive environment;

•	material exchange rate fluctuations;

•	the Group's ability to predict future consumer tastes and fashion and regularly introduce and market innovative products;

•	the Group's ability to manage costs;

•	the Group's ability to implement its business strategy successfully;

•	regulatory developments with respect to tariffs, international trade or otherwise;

•	the Group's ability to fund future capital needs through borrowings or otherwise;

•	material fluctuation in the cost of certain of the Group's raw materials; and

•	the Group's ability to service its existing and future indebtedness.

Although the Directors believe that the expectations reflected in the forward-looking statements are reasonable, they cannot guarantee the Group's future results, levels of activity, performance or achievements. These forward-looking statements speak only as of the date of this document and no obligation is undertaken, save as required by law or by the Listing Rules, to update forward-looking statements to reflect new information, future events or any other matter. Neither this cautionary note regarding forward-looking statements nor such statements themselves seek to qualify the statement as to sufficiency of working capital set out in section 9 of Part 5 of this document.

EXPLANATORY NOTE ON THE RIGHTS ISSUE

A rights issue is a method for a company to raise money by offering its existing shareholders the right to subscribe at a fixed price for new securities in the company in a fixed proportion to their existing holding of securities.

The Rights Issue gives Qualifying Stockholders, being holders of Stock Units at 6.00 p.m. on 23 June, 2005, other than certain Overseas Stockholders, the right to subscribe for 7 Rights Issue Units for every 11 Existing Stock Units held by them on that date, and so in proportion for any other number of Existing Stock Units then held.

Waterford Wedgwood has set the price of the Rights Issue at €0.06 per Rights Issue Unit. Relative to the last dealt closing market price per Existing Stock Unit on the Irish Stock Exchange on 3 May, 2005 (being the date prior to the announcement of the Rights Issue) of €0.04, the Rights Issue Price represents a premium of approximately 50%. Relative to the last dealt closing market price per Existing Stock Unit on the Irish Stock Exchange on 23 June, 2005 (being the latest practicable date prior to the publication of this document) of €0.058, the Rights Issue Price represents a premium of approximately 3.5%. While the market price remains lower than the Rights Issue Price, there is no theoretical value attributable to the Nil Paid Rights. It is likely that the Fully Paid Rights will commence to trade at or around the then prevailing market price, being, if the market price remains at current levels, at a discount to the Rights Issue Price. In this respect your attention is drawn to the risk factor entitled "Price" at Part 3 of this document.

Qualifying Stockholders should consider the risks involved before participating in the Rights Issue and, if in any doubt as to what action to take, should consult their financial adviser. In this regard, the attention of Stockholders is drawn to Part 3 of this document which refers to some of the risks relevant to the Rights Issue and facing the Waterford Wedgwood Group.

HOW TO PARTICIPATE IN THE RIGHTS ISSUE

(a)    Qualifying Non-CREST Stockholders

With this document, Qualifying Non-CREST Stockholders will have received a Provisional Allotment Letter. This shows:

In Box 1:	the number of Existing Stock Units registered in your name at 6.00 p.m. on 23 June, 2005;

In Box 2:	the number of Rights Issue Units for which you are entitled to subscribe;

In Box 3:	the price at which the Rights Issue Units are being offered; and

In Box 4:	the amount you need to pay if you wish to take up your Rights in full.

Qualifying Non-CREST Stockholders with a registered address in the UK will have received a PAL showing in Box 3 thereof both a euro and sterling price at which the Rights Issue Units are being offered, and showing in Box 4 thereof both a euro and sterling amount payable to take up their Rights in full. Such Qualifying Non-CREST Stockholders, if they wish to subscribe for their entitlements under the Rights Issue, may elect to make payment in euro or in sterling. The election facility is personal to the original allottee and is non-transferable.

If you wish to take up your Rights in full, you will need to send the completed PAL together with the required payment shown in Box 4 to Capita Corporate Registrars Plc at one of the addresses shown on the PAL to arrive no later than 11.00 a.m. on 18 July, 2005. A reply paid envelope is enclosed for your convenience.

If you wish to take up some, but not all, of your Rights, you should follow the procedure which governs the splitting of PALs, details of which are given in this document and in the PAL, and you should send the PAL, together with your payment for the amount you want to subscribe, to Capita Corporate Registrars Plc at one of the addresses shown on the PAL.

If you do not wish to take up your Rights, you will not need to take any action. If you do not return your PAL by 11.00 a.m. on 18 July, 2005, the Company has made arrangements under which its broker, Davy, may try on your behalf to find other investors to take up your Rights, so long as it can achieve a price equal to or at a premium over the Rights Issue Price and expenses of sale. If Davy succeeds in finding such investors for your Rights and achieving a price in excess of the sum of the Rights Issue Price and the expenses of procuring subscribers (including applicable commissions and any VAT thereon), you will then be sent a cheque for the net proceeds (save in respect of net proceeds amounting to €3.80 or less which will, as permitted by the Listing

Rules, be retained for the benefit of the Company). It is expected that cheques in respect of any such net proceeds (in euro or, in the case of Qualifying Non-CREST Stockholders with a registered address in the UK, in sterling) would, if relevant, be despatched on or before 2 August, 2005.

If you wish to sell your Rights, you should follow the instructions set out in this document and in the PAL.

(b)    Qualifying CREST Stockholders

If you hold your Stock Units in CREST and qualify for the Rights Issue you will not have received a PAL with this document but your CREST stock account will be credited with your entitlement to Nil Paid Rights on 28 June, 2005.

Your attention is also drawn to section 2(B) of Part 2 of this document which sets out details of the action to be taken by Qualifying CREST Stockholders.

STOCKHOLDERS SHOULD READ THE ENTIRE DOCUMENT AND SHOULD NOT PLACE RELIANCE ON THIS SUMMARY ALONE. FURTHER DETAILS ABOUT PARTICIPATING IN THE RIGHTS ISSUE, INCLUDING THE ABILITY TO TRADE THE RIGHTS, ARE SET OUT MORE FULLY IN PART 2 OF THIS DOCUMENT.

DIRECTORS, SECRETARY AND ADVISERS

Board of Directors:	Sir Anthony O'Reilly * (Chairman)	KC McGoran *
	PJ Goulandris * (Bahamas) (Deputy Chairman)	PJ Molloy *
	PR O'Donoghue (Group Chief Executive Officer)	Lady O'Reilly * (Greek)
	PB Cameron (USA) (Group Chief Operating Officer)	T O'Reilly, Jnr
	GP Dempsey *	DW Sculley * (USA)
	J Foley	Lord Wedgwood (British)
	OC Küsel (German)	Dr. FA Wedgwood * (British)
* denotes non-executive
all of Embassy House, Herbert Park Lane, Ballsbridge, Dublin 4, Ireland.
Chief Financial Officer and Company Secretary:	Patrick Dowling
Registered Office:	Kilbarry, Waterford, Ireland.
Board of Directors of Waterford Wedgwood UK:	PJ Goulandris * (Chairman) PR O'Donoghue Dr. FA Wedgwood *	Lady O'Reilly * Lord Wedgwood Andrew Elsby-Smith
* denotes non-executive
Company Secretary and Registered Office of Waterford Wedgwood UK:	Patrick Dowling, Barlaston, Stoke-on-Trent, Staffordshire ST12 9ES, United Kingdom.
Financial Adviser to Waterford Wedgwood:	Davy Corporate Finance Limited, Davy House, 49 Dawson Street, Dublin 2, Ireland.
Sponsors and Stockbrokers to Waterford Wedgwood:	Davy, Davy House, 49 Dawson Street, Dublin 2, Ireland.
Reporting Accountants and Auditors to Waterford Wedgwood:	PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, George's Quay, Dublin 2, Ireland.

Solicitors to Waterford Wedgwood:	As to Irish Law:	As to English Law:
	William Fry, Fitzwilton House, Wilton Place, Dublin 2, Ireland.	Clifford Chance Limited Liability Partnership, 10 Upper Bank Street, Canary Wharf, London E14 5JJ, United Kingdom.
Underwriter:	Birchfield Holdings Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.
Registrars, Receiving Agent and Paying Agents:	Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland.

PART 1 – LETTER FROM THE CHAIRMAN OF WATERFORD WEDGWOOD

(Incorporated and registered in Ireland under the Companies Acts 1908 to 1924 with registered number 11861)

Directors:		Registered Office:
Sir Anthony O'Reilly * (Chairman)	KC McGoran *	Kilbarry,
PJ Goulandris * (Bahamas) (Deputy Chairman)	PJ Molloy *	Waterford,
PR O'Donoghue (Group Chief Executive Officer)	Lady O'Reilly * (Greek)	Ireland.
PB Cameron (USA) (Group Chief Operating Officer)	T O'Reilly, Jnr
GP Dempsey *	DW Sculley * (USA)
J Foley	Lord Wedgwood (British)
OC Küsel (German)	Dr. FA Wedgwood * (British)

27 June, 2005

* denotes non-executive

To Stockholders and, for information only, to Option Holders,

Dear Stockholder,

7 for 11 Rights Issue of 1,691,857,115 Rights Issue Units
at €0.06 per Rights Issue Unit

underwritten by

Birchfield Holdings Limited

INTRODUCTION

On 4 May, 2005 the Board announced a major restructuring programme at an expected cost of approximately €90 million to be financed by an underwritten Rights Issue of 1,691,857,115 Rights Issue Units at €0.06 per Rights Issue Unit. The Rights Issue will raise approximately €101.5 million before expenses. The implementation of the Rights Issue, and the underwriting commitment provided by Birchfield in respect of the Rights Issue, was conditional, inter alia, upon the granting by the Irish Takeover Panel of the Waiver and subsequent Independent Shareholder approval thereof at the EGM, the approval by Shareholders of certain of the Share Capital Resolutions at the EGM, the approval of this document by the Irish Stock Exchange and the UK Listing Authority, Admission, and the posting of the Prospectus and of the PALs by no later than 31 August, 2005.

The pre-conditions to the Rights Issue, further details of which are contained in the section below entitled "Details of the Rights Issue" in Part 2 of this document, have now been satisfied, except in respect of the conditions relating to the Underwriting Agreement becoming unconditional in all respects (conditional only on Admission) and on Admission. Accordingly, this document now provides further information on the background to and reasons for, details of and the method of participation in, the Rights Issue.

BACKGROUND TO AND REASONS FOR THE RIGHTS ISSUE

While the Waterford Wedgwood Group has undergone very significant business changes in the last financial year (the sale of All-Clad, the acquisition of Royal Doulton, the procurement of an asset-based lending facility, the implementation of a significant inventory reduction programme and a number of senior management appointments and departures), the continuation of extremely challenging trading conditions during the last financial year (particularly a seriously weakening dollar, weak demand and insufficient throughput for manufacturing operations) and the incremental impact on the financial performance of the Group (as reflected in the Group's recently announced Preliminary Results) has necessitated further action in order both to improve the financial position of the Group and to seek to return it to sustainable profitability at existing demand levels and current exchange rates. This has included the agreement to dispose of under-utilised land at Waterford Crystal's plant for gross consideration of approximately €32.9 million (relative to a net book value of €0.06 million), as announced on 24 May, 2005 (which Disposal has now completed) and, following completion of a review by the Board of its fixed cost base, the planning of a fundamental Cost Restructuring Programme announced on 4 May, 2005 and described further below, with the objective of removing excess capacity, improving manufacturing efficiency and enabling a more complete integration of the Wedgwood division with Royal Doulton (and the associated delivery of additional synergies).

The Rights Issue is intended both to finance implementation of the Cost Restructuring Programme and to effect an improvement in the liquidity position of the Group.

Cost Restructuring Programme

In its trading update on 14 March, 2005 the Group indicated that it was reviewing its fixed cost base in order to return to sustainable profitability at existing demand levels and current exchange rates. Following this review, the Group intends to restructure its business fundamentally. The Cost Restructuring Programme announced on 4 May, 2005, which will be financed by the Rights Issue, comprises two main elements; a redundancy programme to be implemented across the Group, as further detailed below, which accounts for a majority of the restructuring costs and which is intended to remove excess capacity and reduce overheads, and capital expenditure and other investment to facilitate changes in the Group's production and supply chains so as to accommodate and maximise efficiencies on removal of excess capacity. Key features of the Cost Restructuring Programme are as follows:

•	annualised savings: €90 million restructuring investment will be targeted across the Group with the objective of achieving annualised savings of approximately €90 million once fully implemented. The benefits of the savings are expected to flow through in the second half of the current financial year with the full benefits forecast to be achieved in the year to 31 March, 2007;

•	reduction of personnel: it is anticipated that the total number of personnel employed by the Group will reduce by about 1,800 when the proposed restructuring is completed. Of these the numbers employed at Waterford Crystal are expected to be reduced by approximately 485 from approximately 1,370, with reductions at Rosenthal of approximately 160 from approximately 1,930, at Wedgwood/Royal Doulton of approximately 950 (of which approximately 450 have already left the business) from approximately 6,200 (including Indonesia) and a further 200 staff departing across the wider Group. The targeted reduction in employee numbers will be effected following engagement by the Company with its workforce and with union representatives in order to reach agreement on acceptable redundancy terms within the Company's available resources;

•	removal of excess capacity: about €30 million is planned to be spent on restructuring at Waterford Crystal and Rosenthal in order to remove excess capacity. At Waterford Crystal, the Dungarvan plant (in which the more traditional labour-intensive cut-crystal product is manufactured) will be closed and the Kilbarry plant (in which the Group has invested heavily over recent years to achieve the current high degree of automation and technological advancement) will be modified from its existing dual stream traditional/technology structure to a single integrated technology unit. It is intended that approximately half of the production from the Dungarvan plant will be transferred to Kilbarry (which will then operate at, or close to, maximum capacity) and that the production of lower margin traditional product from Dungarvan will be outsourced. At Rosenthal, out-sourcing of decoration to the Czech Republic and increased automation of certain other aspects of the production process will be implemented;

•	overhead reduction: investment of approximately €24 million is planned to reduce overheads at Waterford Crystal, Rosenthal and at Group level and to upgrade manufacturing facilities at Waterford Crystal and Rosenthal. This includes a streamlining of internal production systems to reflect the reduced workforce and capital expenditure investment at Waterford Crystal to accommodate the production transferring from Dungarvan and at Rosenthal to reflect the outsourcing of product. The overhead reduction also includes personnel reduction (incorporated into the numbers detailed above) to reflect the elimination of duplicate functions with the closure of Dungarvan, the streamlining of Rosenthal and the redesign of work processes;

•	Wedgwood-Royal Doulton integration savings: following completion of the acquisition of Royal Doulton (at a price of Stg12p per share and an aggregate cost of approximately €46.9 million) on 14 January, 2005, the Group has identified opportunities for more savings than originally envisaged. It is planned to invest a total of €36 million (of which €6.5 million has already been spent) to achieve savings in manufacturing (with outsourcing of certain products planned in addition to the closure of the Nile Street factory and transfer of production to Wedgwood's Barlaston factory, which has been substantively completed), retail operations (with the introduction of increased cross-manning), administration (primarily by way of integration of back office functions such as finance, human resources, IT and legal) and warehousing and logistics efficiencies.

Liquidity

The December 2004 Document contained a working capital statement in respect of the twelve month period following the date of that document and assuming the completion of the acquisition of Royal Doulton. While this acquisition was duly completed on 14 January, 2005, a number of developments in the period to date have impacted on the financial position of the Group and, in particular, on the working capital requirements of the Group. As announced on 14 March, 2005 in a trading update, there has been considerable monthly variation in Group trading performance with the initially promising stabilisation in sales recorded at the end of the calendar year 2004 (November and December sales were up 3% and 2% respectively on prior years in constant terms) proving unsustainable (sales in January and February 2005 were 11% down on the same months in the prior year). As confirmed in the Preliminary Results, the result for the full financial year was extremely disappointing relative to expectations held and assumptions made at the time of the December 2004 Document. In particular, each of the three main divisions of the Group experienced a material decline in both sales and operating profit. Sales at Waterford Crystal, the Ceramics Group (which incorporates Royal Doulton with Wedgwood and Rosenthal) and WC Designs & Spring were respectively 13%, 6% and 12% down at prevailing exchange rates on a like-for-like basis relative to the prior year, and operating loss on a like-for-like basis was respectively €20.6 million, €50.1 million and €0.7 million relative to a respective operating profit of €17.3 million and €17.6 million and a loss of €1.8 million for the prior year. Factors contributing to this decline in sales include a difficult retail environment in some of the Group's key markets, particularly the UK, and the exiting by the Group from certain incompatible sales channels, such as certain discount stores in the US which, while impacting on revenue in the short term, was felt to be necessary to preserve the Group's premium brands and pricing. Additionally, lower value of production at the Group's main operations led to significant under-recovery of fixed overhead and to lower margins. Margins were also adversely affected by the impact of exchange rates, in particular the weak US dollar during the financial year, and by the sell down of obsolete stock and excess inventories and the effect of short time working in the Group's factories (both part of the Group's inventory reduction programme, which became a key business focus for management in the context of the adverse trading conditions).

While this inventory reduction programme delivered a reduction in stocks at 31 March, 2005 to a level €78.4 million lower than at the previous financial year end, simplified the business by purging more than 50% of stock keeping units (the number of actively available products) from the system, improved the quality of the remaining inventory and freed warehousing space, it did necessitate incurrence of a charge of €50.5 million, together with project management costs of €2.7 million in the financial results for the year.

As indicated in the May 2005 Document, a consequence of these developments and their financial impact was the effect on funds available for drawdown under the Group's senior facilities. These facilities, which comprise term loan and working capital facilities (the principal terms of which have previously been disclosed in the December 2004 Document and the May 2005 Document), are secured on the assets, property and receivables of the Waterford Wedgwood Group and the working capital facilities are available by reference to receivables and inventory as defined in the Facility Agreement. The trading performance of the Group in recent months, and in particular the inventory reduction programme which reduced the level of available working capital facilities, has therefore limited the amount of funds available for drawdown under the senior facilities (although no defaults have occurred) and denied the Group a degree of flexibility in its operations which has impacted negatively on current trading. The net proceeds of the Rights Issue will, with the injection of approximately €6.5 million in additional cash (remaining after the €90 million dedicated to the Cost Restructuring Programme) to be used for general working capital purposes, therefore help to alleviate the effects of this inflexibility. Completion of the recently announced Disposal also yielded additional cash to the Group with net proceeds amounting to approximately €17.5 million, after expenses of approximately €1.7 million, capital gains tax of approximately €6.2 million, and after application of a portion of the proceeds (net of expenses and capital gains tax) to reduce indebtedness (approximately €7.5 million) in accordance with the terms of the Facility

Agreement). Absent the Rights Issue, the Company is of the opinion that the Group would not face a shortfall in working capital during the period to end December, 2005 in line with the statement given as to working capital in the December 2004 Document (having regard to, inter alia, the proceeds arising on completion of the Disposal). The Board would however be compelled to focus upon the Group's cash management and its working capital position and on ensuring its requirements remained within the facilities available to the Group. The Company would seek to rely on the support of its lenders and of its principal stockholders. However, without the proceeds of the Rights Issue, the Company would lack the ability to implement what the Board believes to be the necessary Cost Restructuring Programme and other expenditure designed to strengthen the Group's business. The working capital headroom would be eroded and operational flexibility would continue to be restricted, which would be likely to have an impact on the supply chain and therefore to lead to a deterioration in trading.

DETAILS OF THE RIGHTS ISSUE

Rights Issue Price

The Rights Issue Price is €0.06 per Rights Issue Unit. Relative to the last dealt closing market price per Existing Stock Unit on the Irish Stock Exchange on 3 May, 2005 (being the date prior to the announcement of the Rights Issue) of €0.04, the Rights Issue Price represents a premium of approximately 50%. Relative to the last dealt closing market price per Existing Stock Unit on the Irish Stock Exchange on 23 June, 2005 (being the latest practicable date prior to the publication of this document) of €0.058, the Rights Issue Price represents a premium of approximately 3.5%.

While it is unusual to conduct a rights issue at a premium to the market price, a number of factors were relevant to the Board's decision on pricing. Firstly, Stockholders had recently participated in a €100 million fundraising by the Company at a price of €0.06 per Stock Unit. Secondly, the fact that fewer Stock Units will be required to be issued to raise the total amount of the issue at a price of €0.06 per Stock Unit than would be the case if the Rights Issue Price was to be set at a lower price means that the Rights Issue Price of €0.06 will have a less dilutive effect on any Stockholders who do not take up their rights entitlement than would be the case at a lower price. Thirdly, and importantly, Sir Anthony O'Reilly and Mr Peter John Goulandris are willing to underwrite 100% of the Rights Issue at €0.06 in what the Board views as a significant demonstration of their confidence in the prospects for, and their commitment to, the Group. In addition, the Board was also of the view that an underwriting at €0.06 per Unit would be likely to result in a higher ex-rights price than that which would have arisen from an issue at a discount to the market price prevailing immediately prior to announcement of the Rights Issue. A further additional factor in the Boards' deliberations was that a lower issue price than €0.06 per Unit would have necessitated additional complexity and expense in reorganising the share capital of the Company so as to reduce the nominal value of the Ordinary Shares (as their issue at a price lower than their nominal value, currently €0.06, would not be possible under applicable company legislation). Given these factors, the Board felt it appropriate to set the price at the €0.06 level.

With respect to the Rights Issue Price, Qualifying Stockholders' attention is drawn to the risk factor entitled "Price" at Part 3 of this document.

Terms and Conditions

Subject to the satisfaction of the conditions referred to below, a total of 1,691,857,115 Rights Issue Units are being offered at €0.06 per Rights Issue Unit, payable in full on acceptance, by way of Rights, to Qualifying Stockholders, on the following basis:

7 Rights Issue Units for every 11 Existing Stock Units

held by them on the Record Date, and so in proportion for any other number of Existing Stock Units then held and otherwise on the terms and conditions as set out in this document and, where applicable, the Provisional Allotment Letters.

Holdings of Existing Stock Units in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. The entitlement of Qualifying Stockholders to Rights Issue Units under the Rights Issue has been rounded down. Fractional entitlements to Rights Issue Units have not been allotted to Qualifying Stockholders, but are intended to be aggregated and sold in the market, nil paid, for the benefit of the Company. In the event that purchasers for such Rights Issue Units cannot be procured, they will be subscribed for by the Underwriter in accordance with the Underwriting Agreement.

The Rights Issue Units will, from the date when they become fully paid, rank pari passu in all respects with the Existing Stock Units, including the right after such date to rank in full for all dividends and other distributions declared, made and paid after the date of the allotment of the Rights Issue Units (nil paid).

The Rights Issue has been conditionally underwritten by Birchfield.

Further details of the Rights Issue, and the terms under which it is being made, including the procedure for acceptance and payment, are set out in Part 2 of this document.

The conditions of the Rights Issue, some of which have already been satisfied, are detailed in section 1 of Part 2 of this document. The conditions which remain to be satisfied are:

(i)	the admission of all of the Rights Issue Units, nil paid, to the Official Lists and to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange becoming effective by not later than 8.00 a.m. on the first Business Day following the date of posting of the Prospectus and of the PALs. Admission is scheduled to occur at 8.00 a.m. on 28 June, 2005, being the start of business on the first Business Day following publication of this document; and

(ii)	the Underwriting Agreement (the principal terms of which are summarised in section 8(i) of Part 5 of this document) becoming unconditional in all respects.

The latest date for fulfilment of these conditions is 31 August, 2005. These conditions will be satisfied upon Admission, which is expected to occur at 8.00 a.m. on 28 June, 2005.

Applications have been made for the Nil Paid Rights and Fully Paid Rights to be enabled for settlement and transfer within CREST. It is expected that the Nil Paid Rights and the Fully Paid Rights will be enabled for settlement and transfer within CREST at 8.00 a.m. on 28 June, 2005 or, if later, as soon as practicable after Admission.

The latest time for acceptance and payment in full for the Rights Issue Units is 11.00 a.m. on 18 July, 2005.

USE OF PROCEEDS

The gross proceeds of the Rights Issue are approximately €101.5 million, and the estimated expenses of the Rights Issue amount to approximately €5 million (of which approximately €2 million comprises commission payable under the Underwriting Agreement based on the expected Rights Issue timetable detailed on page 3 of this document).

Of the net proceeds, up to approximately €90 million will be allocated to the Cost Restructuring Programme comprising the achievement of capacity reduction (approximately €30 million), overhead reduction (approximately €24 million) and the further integration of Wedgwood and Royal Doulton (approximately €36 million). The balance of approximately €6.5 million will be used for general working capital purposes.

At Waterford, staff redundancy costs associated with both the consolidation of manufacturing at the Kilbarry plant and the associated reduction of overheads are estimated at approximately €27.1 million, with capital expenditure and other associated restructuring costs totalling, in aggregate, approximately €8.8 million.

At Wedgwood/Royal Doulton, a total of approximately €23.9 million is dedicated to achieving targeted staff redundancies intended to reduce both capacity and overheads, and in addition approximately €12.3 million will be spent on implementation of systems revisions and capital expenditure in administration, warehousing and retail to reflect the reduced workforce. Of this approximately €6.5 million has already been spent.

At Rosenthal, redundancies to deliver the targeted capacity reduction associated with the outsourcing of decoration and small hollow ware and the targeted overhead reduction to eliminate processing complexities have an estimated cost of approximately €4 million with other restructuring and capital expenditure amounting to approximately €4 million.

An additional approximate €10 million is intended to achieve 200 redundancies across the wider Group which also form part of the Cost Restructuring Programme.

The cash resources available to the Group have also been increased by the receipt of the proceeds of the recently announced Disposal. This transaction realised net consideration of approximately €25 million (after expenses of approximately €1.7 million and capital gains tax of approximately €6.2 million). In accordance with the terms of the Group's Facility Agreement, 30% of this (being approximately €7.5 million) has been used to effect a reduction in the amount outstanding on the Tranche B Loan. The balance will be available for general working capital purposes.

CURRENT TRADING

Waterford Wedgwood published its preliminary results in respect of the year ended 31 March, 2005 on 16 June, 2005 and these are reproduced in Part 4 of this document. In the Preliminary Results, Waterford Wedgwood advised that trading in the first eleven weeks of the current year remained challenging with sales in the April-June 2005 quarter likely to be 8% below the prior year on a like-for-like basis. However, the Group is encouraged by the rally in the US dollar (in which currency, approximately 40% of sales are represented), by the strengthening of the Group's order books and by winning certain substantial contracts which are due for delivery in the second half. As a result, while uncertainties remain, an improved sales trend is anticipated for the second half of this financial year. For the remainder of the current financial year, it is intended that Waterford Wedgwood's focus will be on implementation of the Cost Restructuring Programme with some savings benefits expected to flow through in the second half of the current financial year although the full benefits are forecast to be achieved in the year to 31 March, 2007. In parallel with this, all of the divisions are pursuing new business initiatives with the objective of renewing sales growth. These include an affiliation between Waterford Crystal and a high profile designer in the US (as per the successful collaboration with John Rocha in Ireland and the UK), extension of distribution into premium stores such as Bed, Bath & Beyond, and tapping the potential of new markets such as Eastern Europe and China. The financial impact of these initiatives is not expected to be recorded before early in the Company's 2007 financial year. Accordingly, with a continued very difficult trading environment, the challenge in achieving the Group's financial targets for the remainder of the current financial year remains formidable.

The Board believes however that the cachet of the Waterford Wedgwood brands, the geographical spread of its business and the significant market share position which the Group has in its major markets, allied to the Cost Restructuring Programme and the new business initiatives described above and the continuing commitment and support of its principal stockholders, will enable the Group to navigate the challenging conditions which it faces through the next twelve months.

RISK FACTORS

Stockholders should be aware that an investment in Waterford Wedgwood at this time involves a degree of risk. In particular, Waterford Wedgwood has endured a significant decline in sales over recent years, is exposed to material risks on exchange rate fluctuations due to the denomination of sales in currencies other than those in which expenses are incurred and is subject to certain limitations on its operational and financial flexibility arising from the operation of its asset based lending facility and limitations on its ability to further leverage the Group. Waterford Wedgwood operates in a competitive industry and its continued ability to cut costs will be a key factor in maintaining or improving operating income. The Group's ability to successfully implement the Cost Restructuring Programme in the time periods envisaged and at the estimated costs will therefore be a critical factor in the Group's future performance and its capacity to withstand a continuation of the prevailing challenging trading environment.

Further information regarding risk factors associated with an investment in Waterford Wedgwood is outlined in Part 3 of this document.

PERSONS WITH REGISTERED ADDRESSES OUTSIDE IRELAND OR THE UNITED KINGDOM

Information for holders of Stock Units who have registered addresses outside Ireland or the United Kingdom, or who are citizens or residents of countries other than Ireland or the United Kingdom, appears in the section entitled "Overseas Stockholders" in section 7 of Part 2 of this document, which sets out restrictions applicable to such persons.

TAXATION

Information regarding Irish and UK taxation with regard to the Rights Issue is set out in sections 5 and 6 respectively of Part 2 of this document. This is intended as a general guide only and is not advice. If you are in any doubt as to your tax position, you should consult your financial adviser as soon as possible.

SIGNIFICANT STOCKHOLDER PARTICIPATION IN THE RIGHTS ISSUE

Sir Anthony O'Reilly and Mr Peter John Goulandris share a common beneficial interest in, in aggregate, 528,697,311 Existing Stock Units, representing approximately 19.89% of the Existing Issued Share Capital. In addition, Sir Anthony O'Reilly and Mr Peter John Goulandris are each separately interested in 2,277,013 and

123,238,005 Stock Units respectively, representing approximately 0.09% and approximately 4.64% respectively of the Existing Issued Share Capital. Sir Anthony O'Reilly and Mr Peter John Goulandris are supporting the Rights Issue by way of an underwriting commitment (via Birchfield, of which they each own 50% of the issued share capital) in respect of 100% of the Rights Issue, and they intend to participate in the Rights Issue to the full extent of their aggregate entitlements associated with their common holding of Existing Stock Units referred to above and their respective individual holdings of Existing Stock Units referred to above (being 24.61% of the Rights Issue in total, at an investment cost of approximately €24.98 million).

As detailed in section 7 of Part 5 of this document, Sir Anthony O'Reilly and Mr Peter John Goulandris have entered into a Relationship Agreement with the Company. Having regard to the fact that either or both of their interests in the Company may (depending on the outcome of the Rights Issue) equal or exceed 30% of the Enlarged Issued Share Capital (which would result in either or both of them being regarded as a controlling shareholder), the purpose of this agreement is to regulate their relationship, and that of their associates, with the Waterford Wedgwood Group, in order to ensure, inter alia, that the Company is capable of carrying on its business independently of them and that all transactions and relationships between the Group and either of them (or their associates) are, and will be, at arm's length and on a basis no less favourable to the Company than a normal commercial basis.

As detailed in the May 2005 Document, the maximum percentage interest in the Enlarged Issued Share Capital which would be owned or controlled by Sir Anthony O'Reilly and Mr Peter John Goulandris and certain persons deemed to be acting in concert with them under the Irish Takeover Rules, which would arise where no independent Qualifying Stockholders subscribed for their entitlement under the Rights Issue and the Rights Issue Units were not otherwise subscribed for, would be approximately 53.9%.

ACTION TO BE TAKEN

The action to be taken in respect of the Rights Issue depends on whether the Nil Paid Rights or Fully Paid Rights in respect of which action is to be taken are in certificated or uncertificated form:

(i)	if you hold your Existing Stock Units in certificated form and qualify for the Rights Issue, you will have received with this document a Provisional Allotment Letter showing the number of Rights Issue Units that you are entitled to subscribe for and containing full details regarding the procedure for acceptance and payment, renunciation, splitting and registration in respect of the Rights Issue Units. Sections 1 and 2(A) of Part 2 of this document contain further terms and conditions of, and procedures under, the Rights Issue. The latest time for the return of Provisional Allotment Letters and payment in full is 11.00 a.m. on 18 July, 2005.

If your registered address is in the United Kingdom and you hold your Existing Stock Units in certificated form and qualify for the Rights Issue, the Provisional Allotment Letter which you have received with this document will show the cost of subscribing for your entitlement under the Rights Issue in both euro and sterling. You may elect to pay in either currency for the Rights Issue Units for which you are subscribing. The election facility is personal to the original allottee and is non-transferable; or

(ii)	if you hold your Existing Stock Units in CREST and qualify for the Rights Issue, you will not have received a Provisional Allotment Letter with this document but it is expected that your CREST stock account will be credited with your entitlement to Nil Paid Rights on 28 June, 2005. Sections 1 and 2(B) of Part 2 of this document contain further terms and conditions of, and procedures under, the Rights Issue. The latest time for payment in full is 11.00 a.m. on 18 July, 2005.

FURTHER INFORMATION

Your attention is drawn to the further information set out in Parts 2 to 5 of this document. Stockholders are advised to read the whole of this document and not to rely on the information in this Part 1 only.

Yours sincerely,

SIR ANTHONY O'REILLY
Chairman

PART 2 – DETAILS OF THE RIGHTS ISSUE

(1)    TERMS OF THE RIGHTS ISSUE

Subject to the satisfaction of the conditions set out below, Qualifying Stockholders will be offered, by way of Rights, Rights Issue Units at a price of €0.06 each, payable in full upon acceptance. The Rights Issue is being made on the following basis:

7 Rights Issue Units for every 11 Existing Stock Units

held on the Record Date, and so in proportion for any other number of Existing Stock Units then held and otherwise on the terms and conditions as set out in this document (in the case of Qualifying CREST Stockholders) and in this document and in the Provisional Allotment Letter (in the case of Qualifying Non-CREST Stockholders).

The latest time for acceptance and payment in full under the Rights Issue is 11.00 a.m. on 18 July, 2005.

Holdings of Existing Stock Units in certificated form and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. The entitlement of Qualifying Stockholders to Rights Issue Units under the Rights Issue has been rounded down. Fractional entitlements to Rights Issue Units have not been allotted to Qualifying Stockholders, but are intended to be aggregated and sold in the market, nil paid, for the benefit of the Company. In the event that purchasers for such Rights Issue Units cannot be procured, they will be subscribed for by the Underwriter in accordance with the Underwriting Agreement.

The Rights Issue Units will, from the date when they become fully paid, rank pari passu in all respects with the Existing Stock Units, including the right after such date to rank in full for all dividends and other distributions declared, made and paid after the date of allotment of the Rights Issue Units (nil paid).

No temporary documents of title, other than the nil and fully paid Provisional Allotment Letters, will be issued to Qualifying Non-CREST Stockholders in respect of the Rights Issue. The Provisional Allotment Letters, if renounced by Qualifying Non-CREST Stockholders, will become negotiable bearer documents.

The conditions of the Rights Issue (which are also conditions of the Underwriting Agreement) and the current status of each, are as follows:

(a)	the Irish Takeover Panel agreeing to waive the obligation of the Concert Party or any member of it to make a mandatory offer for all of the outstanding share capital of Waterford Wedgwood not owned by it, which obligation would otherwise arise if Birchfield is required to subscribe for such number of Rights Issue Units under the underwriting arrangements as will increase the Concert Party's percentage interest in the issued share capital of the Company to 30% or more. The Irish Takeover Panel has granted this Waiver;

(b)	Independent Shareholders approving the granting by the Irish Takeover Panel of the Waiver at an extraordinary general meeting. The approval by Independent Shareholders of the Waiver Resolution at the EGM satisfied this condition;

(c)	Shareholders approving an increase in the share capital of the Company to enable the Rights Issue to proceed and authorising the Directors to allot and issue such shares. The approval by Shareholders of the relevant Share Capital Resolutions at the EGM satisfied this condition;

(d)	the Prospectus being approved by the Irish Stock Exchange and the UK Listing Authority. The publication of this document, which has been so approved, satisfies this condition;

(e)	the posting of the Prospectus and of the PALs by no later than 31 August, 2005 (or such other date as the Underwriter, the Sponsor and the Company may agree). The posting of this document and of the PALs today satisfies this condition;

(f)	the admission of all of the Rights Issue Units, nil paid, to the Official Lists and to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange becoming effective by not later than 8.00 a.m. on the first Business Day following the date of posting of the Prospectus and of the PALs (or such other date as the Underwriter, the Sponsor and the Company may agree). Admission is scheduled to occur at 8.00 a.m. on 28 June, 2005, being the start of business on the first Business Day following publication of this document; and

(g)	the Underwriting Agreement not having been terminated at any time prior to Admission and becoming unconditional in all respects. This is expected to occur upon Admission.

The Rights Issue has been underwritten by Birchfield. A summary of the principal terms of the Underwriting Agreement is set out in the section entitled "Material Contracts" at section 8(i) of Part 5 of this document.

The Existing Stock Units are listed on the Official List of the Irish Stock Exchange and on the Official List of the UK Listing Authority and are admitted to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange. Application has been made to the Irish Stock Exchange and to the UK Listing Authority for the Rights Issue Units to be admitted to the Official List of the Irish Stock Exchange and the Official List of the UK Listing Authority, and application has been made to the Irish Stock Exchange and the London Stock Exchange for the Rights Issue Units to be admitted to trading on their respective main markets for listed securities. Subject to such permission being granted and becoming effective, dealings in the Rights Issue Units will commence on 28 June, 2005. None of the Rights Issue Units has been or will be made available in whole or in part to the public in connection with such application, other than pursuant to the Rights Issue.

The attention of Overseas Stockholders is drawn to section 7 of this Part 2.

Application has been made for the Nil Paid Rights and Fully Paid Rights to be admitted to CREST. CRESTCo requires the Company to confirm to it that certain conditions (imposed by the CREST rules) are satisfied before CRESTCo will admit any security to CREST. It is expected that these conditions will be satisfied in respect of the Nil Paid Rights and the Fully Paid Rights as soon as admission of the Nil Paid Rights to the Official Lists has become effective, which is expected to be at 8.00 a.m. on 28 June, 2005. As soon as practicable after satisfaction of the conditions, the Company will confirm to CRESTCo that the relevant conditions have been satisfied and the Nil Paid Rights will then be enabled in CREST.

The Existing Stock Units are already admitted to CREST. Accordingly, no further application for admission to CREST is required for the Rights Issue Units. All of the Rights Issue Units, when issued and fully paid, may be held and transferred by means of CREST.

CREST personal members should refer to their CREST sponsors, as only their CREST sponsors will be able to take the necessary actions specified below to take up their entitlements or otherwise to deal with the Nil Paid Rights or Fully Paid Rights of CREST personal members.

(2)    ACTION TO BE TAKEN

(A)	Procedure for acceptance and payment for Rights represented by Provisional Allotment Letters

(a)    General
Provisional Allotment Letters in respect of the Rights Issue Units have been despatched with this document to Qualifying Non-CREST Stockholders. The Provisional Allotment Letter contains details of the holding of Existing Stock Units registered in the name of the Qualifying Non-CREST Stockholder on the Record Date and on which their entitlement is based, and the number of Rights Issue Units provisionally allotted to them (for which they are entitled to subscribe). The Provisional Allotment Letter also contains full instructions regarding acceptance and payment, renunciation, splitting and registration in respect of the Rights Issue Units and the procedure to be followed if Qualifying Non-CREST Stockholders wish to dispose (whether before or after payment) of all or part of their entitlements.

The allotment and delivery of Rights Issue Units is made upon and is subject to the terms and conditions set out in this document and in the Provisional Allotment Letter.

(b)    Procedure for Acceptance and Payment
Qualifying Non-CREST Stockholders who wish to take up their entitlement in whole or in part will be required to send the Provisional Allotment Letter properly completed, together with a remittance for the full amount payable on acceptance, in accordance with the instructions printed thereon, to Capita Corporate Registrars Plc at PO Box 7117, Dublin 2, Ireland (if delivered by post) or at Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered during normal business hours only by hand), with payment to be made in accordance with the instructions set out below, so as to arrive by not later than 11.00 a.m. on 18 July, 2005.

All documents or remittances sent by or to a Qualifying Stockholder, or as he may direct, will be sent through the post at his own risk. A reply-paid envelope accompanies the Provisional Allotment Letter for this purpose.

For all Qualifying Non-CREST Stockholders with a registered address outside the UK, payments must be made in euro. Payments made in euro must be made by means of a cheque drawn on a licensed bank or building society or branch of a bank or building society in Ireland or a banker's draft drawn on such a bank.

All Qualifying Non-CREST Stockholders with a registered address in the UK may elect to make payment either in euro, such payment being drawn on a bank or building society in Ireland as described above, or in sterling. The sterling price per New Stock Unit is Stg4p. Payments made in sterling must be made by cheque or banker's drafts drawn on a bank or building society or branch of a bank or building society in the UK or the Channel Islands which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or a member of either of the Committees of the Scottish or Belfast Clearing Houses or which has arranged for its cheques and banker's drafts to be cleared through the facilities provided by any of those companies or committees and must bear the appropriate sort code in the top right hand corner.

All cheques and banker's drafts must be made payable to "Capita Corporate Registrars Plc—A/C WATERFORD WEDGWOOD PLC" and crossed "A/C Payee only".

The Company reserves the right to instruct Capita Corporate Registrars Plc to seek special clearance of cheques or banker's drafts to allow the Company to obtain value for remittances at the earliest opportunity. No interest will be paid on payments made before they are due and any interest earned on such payments will accrue for the benefit of the Company.

The return of a Provisional Allotment Letter with the appropriate remittance will constitute a warranty that the remittance will be honoured on first presentation. It is a term of the Rights Issue that cheques or banker's drafts shall be honoured on first presentation. If cheques or banker's drafts are not honoured on first presentation, the provisional allotment may be deemed by the Company to have been declined and to have lapsed.

If payment in full is not received by 11.00 a.m. on 18 July, 2005, whether from Qualifying Stockholders or from persons to whom they have renounced their rights, the provisional allotments in respect of which payment has not been received will be deemed to have been declined. The Company reserves the right, but shall not be obliged, to treat as valid (i) Provisional Allotment Letters and accompanying remittances which are received through the post later than 11.00 a.m. on 18 July, 2005 the cover bearing a legible postmark dated not later than 15 July, 2005 (provided such fact is notified to the Sponsor and the Underwriter by not later than 11.00 a.m. on 20 July, 2005); and (ii) applications in respect of which a remittance is received no later than 11.00 a.m. on 18 July, 2005 from an authorised person (being, in the case of Stockholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act 1995 or the Irish Stock Exchange Act 1995 and being, in the case of Stockholders in the United Kingdom, an adviser authorised pursuant to FSMA), identifying the Rights Issue Units concerned and undertaking to lodge the relevant Provisional Allotment Letter duly completed in due course.

The Company also reserves the right (at its sole discretion) to treat a Provisional Allotment Letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions set out in this document or the Provisional Allotment Letter or if it is not accompanied by a valid power of attorney when required. References in this document to entitlements to Rights Issue Units having been taken up include Rights which Qualifying Non-CREST Stockholders shall be deemed to have validly taken up pursuant to any of the procedures described above. After the last time and date for registration of renunciation (fully paid) (11.00 a.m. on 8 August, 2005), Provisional Allotment Letters will cease to be valid for any purposes other than certification.

All enquiries in connection with the Provisional Allotment Letters should be addressed to Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland (if by post) or Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if in person) (telephone number +353 (0) 1 810 2405) during normal business hours on any Business Day.

Please note, however, that Capita Corporate Registrars Plc cannot provide financial advice on the merits of the Rights Issue or as to whether or not you should take up your entitlement. For financial advice, including taxation advice, you should consult your own financial adviser.

(c)    Criminal Justice Act 1994 of Ireland and the United Kingdom Money Laundering Regulations 2003
It is a term of the Rights Issue that, to ensure compliance with Part IV of the Criminal Justice Act 1994 (as amended) of Ireland (the "1994 Act"), the Criminal Justice (Terrorist Offences) Act 2005 of Ireland, the Terrorism Act 2000 and the Proceeds of Crime Act 2002 of the United Kingdom and the United Kingdom's Money Laundering Regulations 2003 (the "Money Laundering Regulations"), Capita Corporate Registrars Plc may in its absolute discretion require verification of identity from a person lodging any Provisional Allotment Letter (the "applicant") including, without limitation, a person who either (i) tenders payment or a series of payments in Ireland which amounts to €13,000 (Stg£10,000) or more by way of a cheque or banker's draft drawn on an account in the name of a person or persons other than the applicant or (ii) appears to Capita Corporate

Registrars Plc to be acting on behalf of some other person. In the former case, verification of the identity of the applicant may be required. In the latter case, verification of the identity of the person on whose behalf the applicant appears to be acting may be required.

Capita Corporate Registrars Plc shall be entitled to require, at its absolute discretion, verification of identity from any applicant. Submission of a Provisional Allotment Letter will constitute a warranty and a collateral undertaking by the applicant promptly to provide to Capita Corporate Registrars Plc such information as may be specified by Capita Corporate Registrars Plc as being required for the purpose of the 1994 Act or the Money Laundering Regulations.

Pending the provision of evidence satisfactory to Capita Corporate Registrars Plc as to identity, Capita Corporate Registrars Plc may, at its absolute discretion, retain a Provisional Allotment Letter lodged by an applicant for Rights Issue Units and/or the cheque, banker's draft or other remittance relating to it and/or refuse to enter the Rights Issue Units to which it relates on the register of members or issue any stock certificate in respect of them. If satisfactory evidence of identity has not been provided within a reasonable time, then the acceptance will not be valid but will be without prejudice to the right of the Company to take proceedings to recover any loss suffered by it as a result of the failure of the applicant to provide satisfactory evidence. In that case, the application monies (without interest) will be returned to the bank or building society account from which payment was made.

Failure to provide the necessary evidence of identity may result in delays in the despatch of receipted fully paid Provisional Allotment Letters and definitive share certificates or in the relevant Rights Issue Units not being credited to stock accounts in CREST, or may result in acceptances lapsing or being terminated. If within a reasonable period following a request for verification of identity, and in any case by no later than 11.00 a.m. on 18 July, 2005, Capita Corporate Registrars Plc has not received satisfactory evidence of identity, the Company may, at its absolute discretion, elect to treat as invalid the relevant Provisional Allotment Letter, in which event, if such determination is made prior to 11.00 a.m. on 18 July, 2005, the relevant entitlement will be deemed to have been declined and the arrangements described in the section entitled "Procedure for Rights Not Taken Up" at section 3 of this Part 2 will apply, save that any proceeds from a sale of the relevant shares (net of expenses of sale) which shall be issued to and registered in the name of the purchaser(s) or an amount equivalent to the original payment by the applicant, whichever is lower, will be held by the Company for the applicant, subject to the requirements of the 1994 Act or, as the case may be, the Money Laundering Regulations. Alternatively, the Company may terminate the applicant's rights in respect of the relevant shares, in which event the relevant rights will lapse and the monies payable on acceptance of the Rights will be returned without interest to the account at the drawee bank from which such monies were originally debited. Such termination shall be without prejudice to the rights of the Company to take proceedings against the applicant to recover the amount by which the net proceeds of sale (if any) of the relevant shares fall short of the full amount payable on acceptance under the Rights Issue in respect thereof.

Capita Corporate Registrars Plc shall be entitled, at its sole discretion, to determine whether the verification of identity requirements apply to any applicant and whether such requirements have been satisfied, and none of Capita Corporate Registrars Plc, the Company or Davy will be liable to any person for any loss suffered or incurred as a result of the exercise of such discretion.

The following guidance is provided in order to reduce the likelihood of difficulties, delays and potential rejection of an application (but does not limit the right of Capita Corporate Registrars Plc to require verification of identity as stated above):

(i)	Applicants are urged if possible to make their own payment by their own cheque. If this is not practicable and an applicant uses a cheque drawn by a building society (not being drawn on an account in the name of the applicant) or other third party or banker's draft, the applicant should:

(aa)	write his name and address on the back of the building society cheque, bankers draft or other third party cheque and, in the case of an individual, record his date of birth against his name;

(bb)	if a building society cheque or banker's draft is used, ask the building society or bank to print on the cheque or banker's draft the full name and account number of the person whose building society or bank account is being debited or to write those details on the back of the cheque or banker's draft such endorsement being validated by a stamp and an authorised signature; and

(cc)	if sub-paragraph (bb) above does not apply, the applicant should enclose with his Provisional Allotment Letter evidence of his name and address from an appropriate third party; for example, a recent bill from a gas, electricity or telephone company or a bank statement, in each case bearing the applicant's name and address (originals of such documents (not copies) are required and will be returned in due course). Different forms of documentary evidence of identity and address should be submitted.

(ii)	If a Provisional Allotment Letter is delivered by hand, the applicant should ensure that he has with him evidence of identity bearing his photograph (for example, a valid full passport) and evidence of his address.

(iii)	If you are lodging a Provisional Allotment Letter as agent for one or more persons and you are not a UK or EU regulated person or institution, irrespective of the value of the Provisional Allotment Letter, Capita Corporate Registrars Plc is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf the Provisional Allotment Letter is being lodged. If the Provisional Allotment Letter is being lodged with payment by an agent which is an organisation required to comply with the EU Money Laundering Directive (91/308/EEC), or which is subject to anti-money laundering regulation in a country which is a member of the Financial Action Task Force (the non-EU members of which are Argentina, Australia, Brazil, Canada, Hong Kong, Iceland, Japan, Mexico, New Zealand, Norway, Singapore, South Africa, Switzerland, Turkey and the United States), the agent should provide with the Provisional Allotment Letter written confirmation that it has that status and that it has obtained and recorded evidence of the identity of the person for whom it acts and that it will, on demand, make such evidence available to Capita Corporate Registrars Plc.

(d)    Dealings in Nil Paid Rights in Certificated Form
Dealings on the Irish Stock Exchange and the London Stock Exchange in the Rights provisionally allotted are expected to commence, nil paid, at 8.00 a.m. on 28 June, 2005. A transfer of such Rights in nil paid certificated form, without payment of the price for the Rights Issue Units provisionally allotted, may, save as required by the laws of certain overseas jurisdictions, only be made by renunciation of the Provisional Allotment Letter (as described in the section entitled "Renunciation and Splitting of Provisional Allotment Letters" at sub-section (f) of this section 2(A) below) and delivery thereof to the transferee or, in the case of any person in whose favour the Rights have been renounced, by delivery of such letter to the transferee. Any transfer of Rights in certificated nil paid form by a Qualifying Non-CREST Stockholder with a registered address in the UK (being a Stockholder who has the option to make payment for Rights for which it is subscribing in either euro or in sterling) will not involve a transfer of the sterling payment facility. This sterling payment option may only be exercised by the Stockholder in whose name the PAL is issued.

If Admission of the Rights Issue Units, nil paid, does not become effective by 8.00 a.m. on 28 June, 2005, or such later time and /or date as the Underwriter, the Sponsor and the Company may agree in writing (being not later than 30 September 2005), the provisional allotment of the Rights Issue Units will be deemed to have been declined and any payments received will be returned without interest.

(e)    Dealings in Fully Paid Rights in Certificated Form
After acceptance of the provisional allotment and payment in accordance with the provisions set out in this document and in the Provisional Allotment Letter, the Rights Issue Units, fully paid, may be transferred by renunciation of the relevant Provisional Allotment Letter and delivery of the same to Capita Corporate Registrars Plc, at PO Box 7117, Dublin 2, Ireland (if delivered by post) or at Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered during normal business hours only by hand) up to 11.00 a.m. on the day which is twenty-one days after the Closing Date. This day is 8 August, 2005. Thereafter, the Rights Issue Units will be registered and will only be transferable by written instrument of transfer in the usual common form or any other form which the Directors may approve.

(f)    Renunciation and Splitting of Provisional Allotment Letters
The Provisional Allotment Letters will be fully renounceable, save as required by the laws of certain overseas jurisdictions (see section 7 entitled "Overseas Stockholders" below). They may be split on lodgement with Capita Corporate Registrars Plc at PO Box 7117, Dublin 2, Ireland (if delivered by post) or at Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered during normal business hours only by hand), up to 3.00 p.m. on 14 July, 2005 (nil paid) or up to 3.00 p.m. on 4 August, 2005 (fully paid). The latest time and date for registration of renunciation, fully paid, will be 11.00 a.m. on 8 August, 2005. Once renounced, a Provisional Allotment Letter will become a negotiable document in bearer form. Instructions for registration and splitting are set out in detail in the Provisional Allotment Letters despatched with this document to Qualifying Non-CREST Stockholders.

A Qualifying Non-CREST Stockholder originally entitled to a provisional allotment of Rights Issue Units who wishes to transfer all the Rights Issue Units comprised in a Provisional Allotment Letter must complete and sign form X on such letter and deliver (but not in or into the United States, Canada, Australia, Japan or any other jurisdiction in which it would be unlawful to do so) the entire Provisional Allotment Letter to the transferee or to the broker or bank acting for such Qualifying Stockholder. Payment for the Rights Issue Units so transferred must be made prior to 11.00 a.m. on 18 July, 2005.

If a Qualifying Non-CREST Stockholder wishes either to have only some of the Rights Issue Units registered in his name and to transfer the Rights to the remainder, or wishes to transfer the Rights to all the Rights Issue Units but to different persons, he may have the Provisional Allotment Letter split, for which purposes he must complete and sign form X on the Provisional Allotment Letter. The Provisional Allotment Letter must then be lodged with Capita Corporate Registrars Plc at PO Box 7117, Dublin 2, Ireland (if delivered by post) or at Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered during normal business hours only by hand) so as to arrive not later than 3.00 p.m. on 14 July, 2005 (nil paid) or 3.00 p.m. on 4 August, 2005 (fully paid), to be cancelled and exchanged for the split Provisional Allotment Letters required. The number of split Provisional Allotment Letters required and the number of Rights Issue Units to be comprised in each such Provisional Allotment Letter should be stated in an accompanying letter. Form X on split Provisional Allotment Letters will be marked by Capita Corporate Registrars Plc "Original Duly Renounced". On receipt of the split Provisional Allotment Letters, the Qualifying Non-CREST Stockholder should, if relevant, deal with the one relating to the Rights Issue Units to be retained by that Qualifying Non-CREST Stockholder in accordance with the procedure for acceptance and payment set out in the Provisional Allotment Letter and deliver the other(s) to the renouncee(s) or the stockbroker or agent acting for such Qualifying Stockholder. Any renunciation and splitting by a Qualifying Non-CREST Stockholder with a registered address in the UK (being a Stockholder who has the option to make payment for Rights Issue Units for which it is subscribing in either euro or in sterling) will not involve a transfer of the sterling payment facility. This sterling payment option may only be exercised by the Stockholder in whose name the PAL is issued.

(g)    Registration in the name of the original allottee
A Qualifying Non-CREST Stockholder who wishes to have all his entitlement to Rights Issue Units registered in his name must accept and make payment for such Rights Issue Units in accordance with the provisions set out in this document and in the Provisional Allotment Letter but need take no further action. From 11.00 a.m. on 8 August, 2005, Rights Issue Units in certificated form will be transferable by instrument of transfer complying with the Company's and Waterford Wedgwood UK's Articles of Association in any usual form or in any other form which the Directors may approve. Rights Issue Units in uncertificated form will, after that time, be transferable in accordance with the Company's and Waterford Wedgwood UK's Articles of Association and the rules and regulations relating to the transfer of shares in CREST.

(h)    Registration in names of persons other than Qualifying Non-CREST Stockholders
For a renouncee to have Rights Issue Units registered in his name, the renouncee or his agent must complete form Y on the Provisional Allotment Letter and lodge the entire Provisional Allotment Letter with Capita Corporate Registrars Plc at PO Box 7117, Dublin 2, Ireland (if delivered by post) or at Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered during normal business hours only by hand), not later than 11.00 a.m. on 8 August, 2005. Registration cannot be effected unless the Provisional Allotment Letter is fully paid by 11.00 a.m. on 18 July, 2005.

(i)    Definitive Stock Certificates
Provisional Allotment Letters comprise temporary documents of title. Definitive stock certificates for the Rights Issue Units are expected to be despatched by post on or before 17 August, 2005 at the risk of the persons entitled thereto and on this date Provisional Allotment Letters will cease to be valid. No temporary documents of title will be issued and, pending the issue of definitive stock certificates, transfer of Rights Issue Units will be certified by Capita Corporate Registrars Plc against the surrender of fully paid Provisional Allotment Letters, and, in the case of renounced Provisional Allotment Letters, against the registration receipt, form Y, bearing the stamp of Capita Corporate Registrars Plc.

Following the despatch of definitive stock certificates in respect of Rights Issue Units, Provisional Allotment Letters in respect of those Rights Issue Units will cease to be valid for any purpose whatsoever.

Notwithstanding any of the provisions of this document or of the Provisional Allotment Letter, the Company reserves the right to allot and /or to issue any Rights Issue Units in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST) or of the facilities and/or systems operated by Capita Corporate Registrars Plc in connection with CREST. This right may also be exercised if the correct details (such as participant ID and member account ID details) are not provided in the CREST deposit form on the Provisional Allotment Letter, where these are required.

(j)    Deposit of Nil Paid Rights or Fully Paid Rights into CREST
The Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter may be converted into uncertificated form, that is, deposited into CREST (whether such conversion arises as a result of a renunciation of those Rights or otherwise). Subject as provided in the next following paragraph, normal CREST procedures apply in relation to any such conversion. You are recommended to refer to the CREST Manual for details of such procedures.

The procedure for depositing the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter into CREST, whether such Rights are to be converted into uncertificated form in the name(s) of the person(s) whose name(s) and address(es) appear at the top of page 1 of the Provisional Allotment Letter or in the name of a person or persons to whom the Provisional Allotment Letter has been renounced, is as follows: form X and the CREST deposit form on the Provisional Allotment Letter must be completed and the Provisional Allotment Letter deposited with the CCSS; in addition, the normal CREST stock deposit procedures must be carried out, except that:

(aa)	it will not be necessary to complete and lodge a separate CREST transfer form (prescribed under the Stock Transfer Act 1963) with the CCSS; and

(bb)	only the whole of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter may be deposited in CREST.

If you wish to deposit only some of the Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter into CREST, you must first apply for split Provisional Allotment Letters. If the rights represented by more than one Provisional Allotment Letter are to be deposited, the CREST deposit form on each Provisional Allotment Letter must be completed and deposited. The consolidation listing form must not be used. A holder of the Nil Paid Rights represented by the Provisional Allotment Letter who is proposing to convert those rights into uncertificated form (whether following a renunciation of such Rights or otherwise) is recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Nil Paid Rights in CREST following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 18 July, 2005. In particular, having regard to processing times in CREST and on the part of Capita Corporate Registrars Plc, the latest recommended time for depositing a renounced Provisional Allotment Letter, duly completed, with the CCSS (in order to enable the person acquiring the Nil Paid Rights in CREST as a result of the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 18 July, 2005) is 3.00 p.m. on 13 July, 2005. Any transfer of Nil Paid Rights and Fully Paid Rights represented by the PAL into CREST by a Qualifying Non-CREST Stockholder with a registered address in the UK (being a Stockholder who has the option to make payment for Rights Issue Units for which it is subscribing in either euro or in sterling) will not involve a transfer of the sterling payment facility. This sterling payment option may only be exercised by the Stockholder in whose name the PAL is issued and in respect of holdings in certificated form.

(B)    Action to be taken in relation to Nil Paid Rights in CREST

(a)    General
Subject as provided in section 7 of this Part 2 in relation to certain Overseas Stockholders, it is expected that each Qualifying CREST Stockholder will receive a credit to his stock account of his entitlement to Nil Paid Rights. The stock account to be credited will be an account under the participant ID and member account ID that apply to the Existing Stock Units held on the Record Date by the Qualifying CREST Stockholder in respect of which the Nil Paid Rights are provisionally allotted.

The Nil Paid Rights will constitute a separate security for the purposes of CREST, and can accordingly be transferred in whole or in part, by means of CREST, in the same manner as any other security that is enabled for settlement and transfer in CREST.

If for any reason stock accounts of Qualifying CREST Stockholders cannot be credited by, or the Nil Paid Rights cannot be enabled on 28 June, 2005, Provisional Allotment Letters will be sent out in substitution for the Nil Paid Rights which have not been so credited or enabled, and the expected timetable as set out in this document will be adjusted as appropriate. References to dates and times in this document should be read as subject to any such adjustment. Waterford Wedgwood will make an appropriate announcement to the Irish Stock Exchange, the UK Listing Authority and the London Stock Exchange giving details of any such revised dates but Qualifying CREST Stockholders may not receive any further written communication.

Qualifying CREST Stockholders who wish to take up their entitlements in respect of Nil Paid Rights, or otherwise to transfer Nil Paid Rights or Fully Paid Rights held by them in CREST, should refer to the CREST Manual for further information on the CREST procedures referred to below. If you are a CREST personal member you should consult your CREST sponsor if you wish to take up your entitlement, as only your CREST sponsor will be able to take the necessary action to take up your entitlement of Nil Paid Rights or otherwise to deal with your Nil Paid Rights or Fully Paid Rights.

(b)    Procedure for acceptance and payment by Qualifying CREST Stockholders

(1)	Many-To-Many Instructions
Qualifying CREST Stockholders who wish to take up all or some of their entitlement in respect of Nil Paid Rights in CREST must send (or, if they are CREST personal members, procure that their CREST sponsor sends) a Many-To-Many ("MTM") instruction to CRESTCo which, on its settlement, will have the following effect:

(aa)	the crediting of a stock account of Capita Corporate Registrars Plc under the participant ID and member account ID specified below, with the number of Nil Paid Rights to be taken up;

(bb)	the making of a CREST payment to Capita Corporate Registrars Plc in respect of the full amount payable on acceptance of the Nil Paid Rights referred to in sub-paragraph (aa) above; and

(cc)	the crediting of a stock account of the accepting CREST members (being an account under the same participant ID and member account ID as the account from which the Nil Paid Rights are to be debited on settlement of the MTM instruction) of the corresponding number of Fully Paid Rights to which the CREST member is entitled on taking up his Nil Paid Rights referred to in sub-paragraph (aa) above.

(2)	Contents of Many-To-Many instructions
The MTM instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(aa)	the number of Nil Paid Rights to which the acceptance relates;

(bb)	the ISIN number of the Nil Paid Rights, which is IE00B087S538;

(cc)	the ISIN number of the Fully Paid Rights, which is IE00B087S645;

(dd)	the participant ID of the accepting CREST member;

(ee)	the member account ID of the accepting CREST member from which the Nil Paid Rights are to be debited;

(ff)	the participant ID of Capita Corporate Registrars Plc in its capacity as a CREST receiving agent, which is 7RA08;

(gg)	the member account ID of Capita Corporate Registrars Plc in its capacity as a CREST receiving agent, which is WWRIGHTS;

(hh)	the number of Fully Paid Rights that the CREST member is expecting to receive on settlement on the MTM instruction. This must be the same as the number of Nil Paid Rights to which the acceptance relates;

(ii)	the amount payable (in euro only) by means of a CREST payment on settlement of the MTM instruction. This must be the full amount payable on acceptance in respect of the number of Nil Paid Rights referred to above;

(jj)	the intended settlement date. This must be on or before 11.00 a.m. on 18 July, 2005; and

(kk)	the Corporate Action Number for the Rights Issue. This will be available by viewing the relevant corporate action details in CREST.

(3)	Valid acceptances
An MTM instruction complying with each of the requirements as to authentication and contents set out in sub paragraph (b) of this paragraph 2(B) above will constitute a valid acceptance where either:

(aa)	the MTM instruction settles by not later than 11.00 a.m. on 18 July, 2005; or

(bb)	(i) the MTM instruction is received by CRESTCo by not later than 11.00 a.m. on 18 July, 2005 and (ii) the number of Nil Paid Rights inserted in the MTM instruction is credited to the stock account of the accepting CREST member specified in the MTM instruction at 11.00 a.m. on 18 July, 2005.

An MTM instruction will be treated as having been received by CRESTCo for these purposes at the time at which the instruction is processed by the Network Providers' Communications Host (as this term is defined in the CREST Manual) at CRESTCo of the network provider used by the CREST member (or by the CREST personal member's CREST sponsor). This will be conclusively determined by the input time stamp applied to the MTM instruction by the Network Providers' Communications Host.

(4)	Representations, warranties and undertakings of CREST members
A CREST member or CREST personal member who makes a valid acceptance in accordance with paragraph 2(B) of this Part 2 represents, warrants and undertakes to the Company that:

(aa)	he has taken (or procured to be taken) and will take (or will procure to be taken) whatever action is required to be taken by him or by his CREST sponsor (as appropriate) to ensure that the MTM instruction concerned is capable of settlement by 11.00 a.m. on 18 July, 2005 and remains capable of settlement at all times thereafter until 2.00 p.m. on 18 July, 2005 (or until such later time and date as the Company may determine). In particular, the CREST member or CREST personal member represents, warrants and undertakes that, at 11.00 a.m. on 18 July, 2005 and at all times thereafter until 2.00 p.m. on 18 July, 2005 (or until such later time and date as the Company may determine), there will be sufficient Headroom within the Cap (as those terms are defined in the glossary to the CREST Manual) in respect of the memorandum account to be debited with the amount payable on acceptance to permit the MTM instruction to settle. CREST personal members should contact their CREST sponsor if they are in any doubt; and

(bb)	he does not have a registered address (and is not otherwise located) in the United States (and is not a US person (as defined in Regulation S under the Securities Act)) or Canada, Australia or Japan, or any territory in which it is unlawful to make or accept an offer to subscribe for Rights Issue Units or to deal with the Nil Paid Rights or Fully Paid Rights in CREST in the way such rights have been or will be dealt with, is not acting for the account or benefit of a person in the United States (or a US person), Canada, Australia, or Japan; and is not acquiring rights to the Rights Issue Units with a view to the offer, sale, resale, transfer, delivery or distribution directly or indirectly of any rights to the Rights Issue Units into the United States, Canada, Australia or Japan.

(5)	CREST procedures and timings
CREST members and CREST sponsors (on behalf of CREST personal members) should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of an MTM instruction and its settlement in connection with the Rights Issue. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member to procure that his CREST sponsor takes) the action necessary to ensure that a valid acceptance is received as stated above by 11.00 a.m. on 18 July, 2005. In this regard, CREST members and (where applicable) CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(6)	CREST member's undertaking to pay A CREST member or CREST personal member, who makes a valid acceptance in accordance with the procedures set out in paragraph 2(B) of this Part 2:

(aa)	undertakes to pay to the Company, or procure the payment to the Company of, the amount payable on acceptance in accordance with the above procedures or in such other manner as the Company may require (it being acknowledged that where payment is made by means of the CREST payment arrangements (as defined in the CREST Manual) the making of a CREST payment to Capita Corporate Registrars Plc shall, to the extent of the obligation so created, discharge in full the obligation of the CREST member (or to the extent of the obligation so created, discharge in full the obligation of the CREST member or CREST personal member) to pay to the Company the amount payable on acceptance); and

(bb)	requests that the Stock Units to which he will become entitled be issued/transferred to him on the terms set out in this document and subject to the Memorandum and Articles of Association of the Company and of Waterford Wedgwood UK.

(7)	Company's discretion as to rejection and validity of acceptances The Company reserves the right, in its absolute sole discretion to:

(aa)	reject any acceptances constituted by an MTM instruction, which is otherwise valid, in the event of breach of any of the representations, warranties and undertakings set out or referred to in this Part 2. Where an acceptance is made as described in paragraph 2(B)(b)(6) above of this Part 2 which is otherwise valid, and the MTM instruction concerned fails to settle by 2.00 p.m. on 18 July, 2005 (or by such later time and date as the Company has determined), the Company shall be entitled to assume for the purposes of its rights to reject an acceptance contained in this paragraph (2)(B)(b)(7)(aa) of this Part 2, that there has been a breach of the representations, warranties and undertakings set out or referred to in this Part 2;

(bb)	treat as valid (and binding on the CREST member or CREST personal member concerned) an acceptance which does not comply in all respects with the requirements as to validity set out or referred to in this Part 2;

(cc)	accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor or constituting a valid acceptance in substitution for, or in addition to, an MTM instruction and subject to such further terms and conditions as the Company may determine;

(dd)	treat a properly authenticated dematerialised instruction (in this sub-paragraph the "first instruction") as not constituting a valid acceptance if, at the time at which Capita Corporate Registrars Plc receives a properly authenticated dematerialisation instruction giving details of the first instruction, either the Company or Capita Corporate Registrars Plc has received actual notice from CRESTCo of any of the matters specified in Regulation 35(5)(a) of the CREST Regulations in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(ee)	accept an alternative instruction or notification from a CREST member or (where applicable) a CREST sponsor, or extend the time for acceptance and/or settlement of an MTM instruction or any alternative instruction or notification if, for reasons or due to circumstances outside the control of any CREST member or CREST personal member or (where applicable) CREST sponsor, the CREST member or CREST personal member is unable validly to take up all or part of his Nil Paid Rights by means of the above procedures in normal circumstances. This discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of facilities and/or systems operated by Capita Corporate Registrars Plc in connection with CREST.

(C)	Criminal Justice Act 1994 of Ireland and the United Kingdom Money Laundering Regulation 2003
If you hold your Nil Paid Rights in CREST and apply to take up all or part of your entitlement as agent for one or more persons and you are not an Irish, UK or EU regulated person or institution (e.g. an Irish or UK financial institution) then, irrespective of the value of the application, Capita Corporate Registrars Plc is entitled to take reasonable measures to establish the identity of the person or persons on whose behalf you are making the application. You must therefore contact Capita Corporate Registrars Plc before sending any MTM instruction or other instruction so that appropriate measures may be taken.

Submission of an MTM instruction which constitutes, or which may on its settlement constitute, a valid acceptance as described above constitutes a warranty and undertaking by the applicant to provide promptly to Capita Corporate Registrars Plc any information Capita Corporate Registrars Plc may specify as being required for the purposes of the 1994 Act and/or the Money Laundering Regulations. Pending the provision of evidence satisfactory to Capita Corporate Registrars Plc as to identity, Capita Corporate Registrars Plc may in its absolute discretion take, or omit to take, such action as it may determine to prevent or delay settlement of the MTM instruction. If satisfactory evidence of identity has not been provided within a reasonable time, then Capita Corporate Registrars Plc will not permit the MTM instruction concerned to proceed to settlement, but without prejudice to the right of the Company to take proceedings to recover any loss suffered by it as a result of failure by the applicant to provide satisfactory evidence.

(D)    Transfers of Nil Paid Rights
Dealings in the Nil Paid Rights on the Irish Stock Exchange and the London Stock Exchange are expected to commence at 8.00 a.m. on 28 June, 2005. A transfer of Nil Paid Rights can be made by means of CREST in the same manner as any other security that is admitted to CREST. The Nil Paid Rights are expected to be disabled in CREST after 11.00 a.m. on 18 July, 2005 or such later time as the Company and the Underwriter between them may agree.

(E)    Transfers of Fully Paid Rights
After acceptance of the provisional allotment and payment in full in accordance with the provisions set out in this document, the Fully Paid Rights may be transferred by means of CREST in the same manner as any other security that is admitted to CREST. The last date for settlement of any transfer of Fully Paid Rights in CREST is expected to be 11.00 a.m. on 8 August, 2005. The Fully Paid Rights are expected to be disabled in CREST at the close of business on 8 August, 2005, or such later time as the Company and the Underwriter between them may agree.

(F)    Withdrawal of Nil Paid Rights or Fully Paid Rights from CREST
Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Normal CREST procedures (including timings) apply in relation to any such conversion. The recommended latest time for receipt by CRESTCo of a properly authenticated dematerialisation instruction requesting withdrawal of Nil Paid Rights from CREST is 4.30 p.m. on 7 July, 2005, so as to enable the person acquiring or (as appropriate) holding the Nil Paid Rights following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 18 July, 2005.

(G)    Issue of Stock Units in CREST
Stockholders who hold their Stock Units in CREST will not be sent a stock certificate, confirmation of the credit to the specified CREST accounts or any other written confirmation from the Company in respect of the Rights Issue Units. Rights Issue Units (in definitive form) will be issued in uncertificated form to those persons registered as holding Fully Paid Rights in CREST on 8 August, 2005. Capita Corporate Registrars Plc will instruct CRESTCo to credit the appropriate stock accounts of those persons (under the same participant ID and member account ID that applied to the Fully Paid Rights held by those persons) with their entitlements to Stock Units with effect from the next Business Day (expected to be 9 August, 2005).

(H)    Rights to allot/issue in certificated form
Notwithstanding any other provision of this document, Waterford Wedgwood reserves the right to allot and/or issue any Nil Paid Rights, Fully Paid Rights or Rights Issue Units in certificated form. In normal circumstances, this right is only likely to be exercised in the event of an interruption, failure or breakdown of CREST (or of any part of CREST) or of the facilities and/or systems operated by Capita Corporate Registrars Plc in connection with CREST or otherwise if it has first obtained the Underwriter's written consent (such consent not to be unreasonably withheld or delayed).

(aa)	Further information
Qualifying Stockholders who have any queries about the procedures for subscription under the Rights Issue should contact Capita Corporate Registrars Plc (Tel: +353 (0) 1 810 2405) in Dublin during normal business hours on any Business Day. Please note, however, that Capita Corporate Registrars Plc cannot provide financial advice on the merits of the Rights Issue or as to whether or not you should take up your entitlement. For financial advice, including taxation advice, you should consult your own financial adviser.

(bb)	Governing law and general
The terms and conditions of the Rights Issue as set out in this document and in the Provisional Allotment Letter shall be governed by and construed in accordance with the laws of Ireland.

All documents or remittances sent by or to a Qualifying Stockholder, or as he may direct, will be sent through the post at his own risk.

(3)    PROCEDURE FOR RIGHTS NOT TAKEN UP
(WHETHER CERTIFICATED OR IN CREST)

If you do not wish to take up your entitlement to Rights Issue Units, you need take no further action. If payment in full for any of the Rights Issue Units comprised in the Provisional Allotment Letter has not been received by 11.00 a.m. on 18 July, 2005 (whether from the original allottee or any person in whose favour the Rights have been duly renounced), the provisional allotment will be deemed to have been declined, subject to the provisions of the section entitled "Action to be Taken" at section 2 of this Part 2.

Any entitlement to Rights Issue Units in respect of which valid acceptances have not been received (whether from the original allottee or any person in whose favour the Rights have been duly renounced) by 11.00 a.m. on 18 July, 2005 will be sold by Davy by no later than 3.00 p.m. on the third Business Day thereafter if this can be achieved at a price equal to or in excess of the sum of the Rights Issue Price and expenses of sale (including applicable commissions and any VAT thereon). If, at any time after 4.00 p.m. on 19 July, 2005, Davy concludes that, in its reasonable opinion, it is unlikely that purchasers can be procured on the terms described above,

Davy may decide not to endeavour to, and shall be under no obligation to, procure such purchasers. If Davy achieves a price for such Rights in excess of the sum of the Rights Issue Price and expenses of sale (including applicable commissions and any VAT thereon), the net proceeds, if any, after deduction of the Rights Issue Price and expenses of sale (including applicable commissions and VAT thereon), will be distributed in euro (or in the case of Qualifying Non-CREST Stockholders with registered addresses in the UK in sterling (with the relevant sterling amount being converted from euro at the exchange rate prevailing and available to the Company at the date of such conversion)) pro rata:

(a)	where the Nil Paid Rights were, at the time of their lapsing, represented by a Provisional Allotment Letter, to the person whose name and address appears on the Provisional Allotment Letter; and

(b)	where the Nil Paid Rights were, at the time of their lapsing, in uncertificated form, to the person registered as the holder of such Nil Paid Rights at the time of their disablement in CREST;

except that no payment will be made of amounts of less than €3.80, which will, as permitted by the Listing Rules, be retained for the benefit of the Company. Cheques for the amount due will be sent, at the risk of the person(s) entitled, to their registered address (the registered address for the first-named in the case of joint holders), provided that, where any entitlement concerned was held in CREST, the amount due will, unless the Company (in its absolute discretion) otherwise determines, be paid in euro through CREST in cleared Central Bank funds in favour of the relevant CREST member's payment bank in respect of the amount due. It is expected that cheques in respect of any such net proceeds will be despatched on or before 2 August, 2005. If subscribers for Rights Issue Units cannot be procured on the basis described above, the relevant Rights Issue Units will be subscribed for by the Underwriter and/or by subscribers procured by the Underwriter at the Rights Issue Price on the terms set out in the Underwriting Agreement.

Neither the Company, the Underwriter nor any person arranging such sale shall be responsible or have any liability whatsoever for any insufficiency or alleged insufficiency of the sale price or the timing of such sale or the failure to effect any such sale or subscription, or any decision not to procure or endeavour to procure subscribers.

Neither the Rights nor the Rights Issue Units will be offered to Stockholders with registered addresses in the United States, Canada, Australia or Japan or any other jurisdiction in which it would be unlawful to do so. The Rights in respect of such Rights Issue Units will instead be sold by Davy in the manner described above.

(4)    ADJUSTMENT TO SHARE OPTIONS

In accordance with the terms of the Share Option Schemes, the terms of the existing Share Options will be varied to take account of the Rights Issue in such manner as the Board considers appropriate, provided that the Company's auditors, where required under the rules of the relevant Share Option Schemes, certify the alteration to be in their opinion fair and reasonable. This is subject to the prior approval (where required) of the Irish Revenue Commissioners. Option Holders will be informed of the adjustment in due course.

(5)    IRISH TAXATION

The following statements do not constitute tax advice and are intended only as a general guide to current Irish tax legislation and practice. They may not apply to certain holders of Stock Units, such as dealers in securities or charities. They relate to persons who hold their Stock Units beneficially as an investment and who are resident and ordinarily resident in Ireland for Irish tax purposes. Any person who is in any doubt as to his or her tax position, or who is subject to taxation in any jurisdiction other than Ireland, should consult his or her professional advisers immediately.

(a)    Capital Gains Tax
The issue of Rights Issue Units to Qualifying Stockholders pursuant to the Rights Issue should be treated as a reorganisation of the share capital of Waterford Wedgwood for the purposes of Irish taxation on capital gains.

Accordingly, Rights Issue Units in Waterford Wedgwood allotted in respect of a Qualifying Stockholder's pro rata entitlement, insofar as they can be identified as such, should be treated as the same asset as the Stockholder's holding of Existing Stock Units and as though they have been acquired at the same time as the existing holding. The base cost of the existing holdings will be deemed to have been increased by the amount paid for the Rights Issue Units.

Previously, indexation relief would have been applied on expenditure incurred in subscribing for the new Rights Issue Units to increase the deductible base cost of the Rights Issue for capital gains tax purposes in line with inflation. However, following the enactment of the Finance Act 2003, indexation relief is no longer available for expenditure incurred on or after 1 January, 2003.

The disposal by a Qualifying Stockholder of all or part of the Rights Issue Units provisionally allotted to him, or his rights to subscribe for Rights Issue Units (or, if he does not take up his Rights, the receipt by him of a cash payment pursuant to the arrangements referred to under the heading "Procedure for Rights Not Taken Up" at section 3 of this Part 2) may, depending on the Qualifying Stockholder's circumstances, render the person liable to Irish tax on chargeable gains.

The rate of capital gains tax in Ireland is currently 20% and the first €1,270 of an individual's annual chargeable gains are exempt. However, this exemption is not transferable between spouses.

(b)    Stamp Duty and Stamp Duty Reserve Tax
The Directors have been advised that:

(i)	no Irish stamp duty or UK stamp duty or stamp duty reserve tax will be payable on the issue of Provisional Allotment Letters or split Provisional Allotment Letters;

(ii)	the purchase by way of renunciation of Provisional Allotment Letters (whether nil-paid or fully paid) or split Provisional Allotment Letters on or before the latest date for registration of renunciation will not be liable to Irish or UK stamp duty and, under current practice, no payment of UK stamp duty reserve tax will be required;

(iii)	no Irish stamp duty or UK stamp duty or stamp duty reserve tax will be payable on the crediting of Nil Paid Rights or Fully Paid Rights to stock accounts in CREST or any issue in uncertificated form of the Rights Issue Units;

(iv)	no Irish stamp duty or UK stamp duty or stamp duty reserve tax will be payable on the registration of the holders of Provisional Allotment Letters; and

(v)	the transfer of Rights Issue Units after the latest date for registration of renunciation of Fully Paid Rights, by instrument of transfer or by CREST operator instruction, will be liable to Irish stamp duty payable by the purchaser or transferee at the rate of 1% on the higher of the price paid or market value of the Stock Units. Under current practice, no UK stamp duty reserve tax is collected in respect of transfers within CREST.

In respect of transfers outside CREST, an instrument of transfer will be liable to Irish stamp duty at the rate of 1% on the higher of the price paid or market value of the Stock Units and UK stamp duty at the rate of 0.5% of the consideration paid for the Stock Units, subject to a minimum charge of Stg£5 per transfer. Where the instrument is stamped in the UK first, a credit will be available against Irish stamp duty for any UK stamp duty paid on the same transfer instrument. Where the instrument is stamped in Ireland first, a credit for Irish stamp duty paid will be available against any UK stamp duty payable.

Special rules apply in relation to arrangements involving depository receipts or clearance systems.

(c)    Dividends
A.    Dividends on Stock Units
Irish resident holders who are individuals are liable to Irish income tax in respect of dividends on their Stock Units.

Irish resident holders of Stock Units which are companies are not liable to Irish corporation tax in respect of dividends to the extent that the dividends are paid on their holding in Waterford Wedgwood. Irish resident holders of Stock Units which are close companies may be liable to a corporation tax surcharge where the proceeds of dividends are not distributed within eighteen months of the end of the accounting period in which the dividends are received.

Irish approved charities and superannuation schemes are exempt from Irish tax in respect of dividends on their Stock Units. The tax position of insurance companies, which hold their Stock Units as part of their pension business, will depend on their particular circumstances.

B.    Withholding Tax
Dividend withholding tax ("DWT") must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company's Registrars. DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of income tax (currently 20%). Non resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT.

DWT deducted is available as a credit against Irish income tax arising on the dividend income. Waterford Wedgwood will assume responsibility for the withholding of DWT at source.

(d)    Capital Acquisitions Tax (CAT)
Irish CAT may be chargeable on an inheritance from, or on a gift of shares by, the owner of the shares, where (1) the owner is Irish resident or ordinarily resident, or (2) where the recipient of the gift/inheritance is Irish resident or ordinarily resident, or (3) where the gift/inheritance is of Irish assets.

Under Irish law, shares in a company are regarded as being located where the share register is maintained. In the case of Waterford Wedgwood, as the principal register is maintained in Ireland, Rights Issue Units held will be regarded as Irish assets and hence will be subject to Irish CAT even where the donor or recipient is not resident or ordinarily resident in Ireland.

For CAT purposes, a transfer of assets at less than full market value may be treated as a gift and particular rates apply to gifts where the donor reserves or retains some benefit. Certain exemptions apply to gifts and inheritances depending on the relationship between the donor and the donee.

(6)    UNITED KINGDOM TAXATION

The following statements do not constitute tax advice and are intended only as a general guide to current United Kingdom tax legislation and to the current practice of the United Kingdom Inland Revenue in respect of stamp duty, stamp duty reserve tax, taxation of capital gains, taxation of dividends paid by the Company and inheritance tax. They may not apply to certain Stockholders, such as dealers in securities, charities or persons with special tax status. They relate to persons who hold their shares beneficially as an investment and who are resident and ordinarily resident in the UK for UK tax purposes. Any person who is in any doubt as to his or her tax position, or who is subject to taxation in any jurisdiction other than the UK, should consult his or her professional advisers immediately.

(a)    Taxation on dividends
The following deals with the position of holders of Stock Units who own less than 10% of Waterford Wedgwood. Any person who is not in this position should seek individual advice, as there are special rules that apply only to holders of Stock Units whose interest exceeds the 10% level and to the Stock Units held within trusts.

A holder of Stock Units who is resident in the UK for tax purposes or a holder who is carrying on a trade, profession or vocation in the UK through a branch or agency in connection with which the Rights Issue Units are held will generally be subject to UK income tax or corporation tax, as the case may be, on the gross amount of any dividends received.

An individual who is not within the higher rate band of UK income tax, may be charged at the rate of 10%. An individual who is within the higher rate band of UK income tax may be charged at a rate of 32.5%.

Where a UK holder elects to receive a dividend on their Income Shares, any UK tax credit attributable to the dividend may be set off against their tax liability. However, for a non taxpayer, the UK tax credit is not repayable.

Where a UK holder elects to receive a dividend in respect of their Ordinary Shares, Irish DWT will not be applied (provided the appropriate declarations have been made).

(b)    Capital gains tax ("CGT")
The issue of Rights Issue Units to Qualifying Stockholders pursuant to the Rights Issue should be treated as a reorganisation of the share capital of Waterford Wedgwood for the purposes of the United Kingdom taxation of capital gains.

Accordingly, to the extent that a Qualifying Stockholder takes up all or part of his or her rights under the Rights Issue, he or she will not be treated as making a disposal of his or her corresponding existing holding of Stock Units.

To the extent that a Qualifying Stockholder takes up the Rights Issue Units provisionally allotted to him or her, the Rights Issue Units so allotted will, for the purposes of UK tax on chargeable gains, be treated as having been acquired at the same time as the Qualifying Stockholder's existing holding of Stock Units was acquired (save that, where an individual's existing holding of Stock Units is treated as consisting of more than one asset for tax purposes, the Rights Issue Units acquired will be attributed pro rata to those existing assets). The amount of money paid for the Rights Issue Units will be added to the base cost for the Qualifying Stockholder's existing holding or holdings of Stock Units.

For periods after April, 1998 indexation allowance is available for the purposes of corporation tax only and is not therefore available to individuals, personal representatives or trustees. The following paragraphs accordingly deal with the positions of corporate and non-corporate Qualifying Stockholders:

(i)	Corporate Qualifying Stockholders
Qualifying Stockholders who are within the charge to corporation tax will continue to obtain the benefit of indexation allowance on the Rights Issue Units, although for the purposes of calculating the indexation allowance on any disposal of any Rights Issue Units, the expenditure incurred in subscribing for the Rights Issue Units will be treated as incurred only when the Qualifying Stockholder became liable to make or made payment, not at the time the original Stock Units were acquired.

(ii)	Non-corporate Qualifying Stockholders
For disposals on or after 6 April, 1998 by individuals, personal representatives or trustees, the indexation allowance was frozen by reference to the Retail Price Index at April, 1998 (although indexation relief for holding periods up to then was preserved) and was replaced by a system of taper relief. Taper relief operates by reducing the amount of any chargeable gain realised on the disposal of assets (after indexation relief, if available) by a percentage amount that is dependent on the period of ownership of the relevant asset since April, 1998 and on whether that asset qualifies for the business or non-business rate of taper. The period of ownership (since 6 April, 1998) of the existing holding of Stock Units is taken into account when assessing the availability of taper relief.

The disposal by a Qualifying Stockholder of all or part of the Rights Issue Units provisionally allotted to him or her, or his or her rights to subscribe for Rights Issue Units (or, if he does not take up his rights, the receipt by him of a cash payment pursuant to the arrangements referred to in section 3 of this Part 2 entitled "Procedure for Rights Not Taken Up") may, depending on the Qualifying Stockholder's circumstances, render him liable to UK tax on chargeable gains. If the proceeds resulting from the disposal of the Qualifying Stockholder's Rights to subscribe or a lapse of his or her Rights do not exceed 5% of the market value (on the date of disposal or lapse) of his corresponding shareholding or shareholdings of Stock Units, the Qualifying Stockholder will not generally be treated as making a disposal for the purposes of UK Tax on chargeable gains (the Inland Revenue will also accept no disposal has been made where the amount of cash received is Stg£3,000 or less, even if it exceeds 5% of the market value of the Qualifying Stockholders' corresponding shareholding or shareholdings). Instead, the proceeds will be deducted from the acquisition cost of his corresponding existing holding.

Subject to other capital gains arising in the tax year, Stockholders who are individuals will be entitled to an annual capital gains tax exemption, which for the tax year 2005/2006 amounts to Stg£8,500. Stockholders should note that the annual gains exemption is an annual exemption available in respect of the total chargeable gains of an individual for the relevant tax year. This exemption may not be transferred between spouses.

For Stockholders who are individuals, gains exceeding their annual capital gains tax exemption are liable to tax at 10%, 22% or 40%, depending on their taxable income.

The recent Budget introduced new rules for determining the situs of shares for companies incorporated in the UK (which would apply to Waterford Wedgwood UK) with effect from 16 March 2005. The new rules provide that all shares in companies incorporated in the UK (whether or not registered in the UK) will be treated as being UK situs assets for capital gains tax purposes. As such, non-UK domiciliaries should seek further tax advice as to the situs of the Rights Issue Units for UK capital gains tax purposes. Additionally, individuals who are non-UK domiciled should seek tax advice before disposing of their underlying shareholding.

(c)    Inheritance tax ("IHT")
Generally, an individual domiciled in the UK is chargeable to IHT on his or her worldwide death estate. Lifetime transfers of value made by a UK Domiciliary may be within the scope of IHT depending on the transferee. Where the transferee is an individual, the transfer or value will be outside the scope of IHT provided the transferor survives 7 years. Where the recipient is a company or a trust, the value transferred in is usually immediately chargeable to tax. The rate of IHT is 40% on the value of a death estate in excess of the nil rate band, Stg£275,000 for 2005/06. However, chargeable lifetime transfers are charged to tax at half the death rate.

For individuals who are non-UK domiciled (and are not within the special rules for deeming an individual to be domiciled in the UK, i.e. have not been resident in the UK for 17 out of the last 20 years), IHT is only chargeable on assets situated in the UK.

Registered shares are situated in the country in which they are registered. For Waterford Wedgwood, as the principal register is maintained in Ireland, Rights Issue Units held will be regarded as situated in Ireland and so within the scope of UK IHT for UK domiciliaries but outside the scope of UK IHT for non-UK domiciliaries.

For IHT, the value transferred is measured by the reduction in the value of the estate of the donee and includes gifts and sales at undervalue. Special rules apply where the transferor retains an interest in the asset. Exemptions are available depending on the relationship between the donor and donee and for annual gifts within certain limits.

(7)    OVERSEAS STOCKHOLDERS

The offer of the Rights Issue Units to persons who are resident in, or citizens of, countries outside Ireland or the United Kingdom may be affected by the law of the relevant jurisdictions. It is the responsibility of all persons (including without limitation, nominees, custodians and trustees) outside Ireland or the United Kingdom who wish to apply for Rights Issue Units to satisfy themselves as to full observance of the laws of the relevant territory in connection therewith, including obtaining all necessary governmental or other consents and the need to observe any other formalities to enable them to take up their Rights and paying any issue, transfer or other taxes due in such territory.

Overseas Stockholders who are in any doubt as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up or renounce the Rights Issue Units provisionally allotted to them should consult their own professional advisers.

Receipt of this document or a Provisional Allotment Letter will not constitute an offer in those jurisdictions in which, or to any person to whom, it would be unlawful to make such an offer.

No person receiving a Provisional Allotment Letter in any territory other than Ireland or the United Kingdom may treat the same as constituting an invitation or offer to him, nor should he in any event use such Provisional Allotment Letter or deal with Nil Paid Rights in CREST unless, in the relevant territory, such an invitation or offer could lawfully be made to him and such Provisional Allotment Letter could lawfully be used, or the Nil Paid Rights dealt with, without contravention of or without compliance with, any unfulfilled registration or other legal requirements. In such circumstances, this document and/or the Provisional Allotment Letter and/or the crediting of Nil Paid Rights are for information only.

Persons (including without limitation, nominees, custodians and trustees) receiving this document and/or a Provisional Allotment Letter and/or whose stock account is credited with Nil Paid Rights should not, in connection with the Rights Issue, distribute or send this document and/or a Provisional Allotment Letter, nor transfer Nil Paid Rights or Fully Paid Rights, to any person in or into any jurisdiction where to do so would or might contravene local securities laws or regulations. If a Provisional Allotment Letter is received by any person in any such jurisdiction, or by the agent or nominee of such a person, or his stock account is credited with Nil Paid Rights, he must not seek to take up the Rights Issue Units except pursuant to an express agreement with the Company. Any person who forwards this document and/or Provisional Allotment Letter into, and/or makes a transfer of Nil Paid Rights or Fully Paid Rights to any person, in any such jurisdiction, whether pursuant to a contractual or legal obligation or otherwise, should draw the attention of the recipient to the contents of this paragraph.

In cases where Overseas Stockholders do not, or are unable to, take up Rights Issue Units provisionally allotted to them or where provisional allotments are treated as having been declined or invalid, the provisions of the section entitled "Procedures for Rights Not Taken Up" at section 3 of this Part 2 will apply. The Company reserves the right to treat the provisional allotment of Rights Issue Units comprised in a Provisional Allotment Letter or a stock account credited with Nil Paid Rights as having been declined, or to refuse to register any purported renunciation of the Rights represented thereby or to reject a purported acceptance of a provisional allotment represented thereby from, or in favour of, Stockholders in any such jurisdiction or persons who are acquiring the Rights Issue Units for resale in or into any such jurisdiction. The Company reserves the right, but shall not be obliged, to treat as invalid any acceptance or purported acceptance of the allotment of Rights Issue Units comprised in, or renunciation or purported renunciation of, a Provisional Allotment Letter which appears to the Company or its agents to have been executed, effected or despatched in a manner which may involve a breach of the laws or regulatory requirements of any jurisdiction or, if it provides an address for the delivery of definitive share certificates for the Rights Issue Units in the United States, Canada, Australia or Japan or any other jurisdiction outside Ireland or the United Kingdom in which it would be unlawful to deliver such definitive share certificates or, in the case of a credit of Rights Issue Units in CREST, the registered address of such CREST member is in such a jurisdiction.

Notwithstanding any other statement in this document or the Provisional Allotment Letter, the Company reserves the right to permit a Stockholder with a registered address outside Ireland or the UK to take up or renounce his rights to subscribe for Rights Issue Units if the Company is satisfied that such action would not result in a contravention of any applicable legal or regulatory requirement.

Transfer Restrictions
Because of the following restrictions, investors are advised to consult legal counsel prior to making any resale, pledge or transfer of Rights or Rights Issue Units.

The Rights Issue is only addressed to persons to whom it may lawfully be made. The distribution of this document relating to the Rights Issue to holders of Stock Units, and the exercise of any of the Rights, may be restricted by law. Persons into whose possession this document comes or who wish to exercise any Rights must inform themselves about and observe any restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction. In particular, due to the restrictions under the securities laws of certain countries, Stockholders resident in such countries, including Canada, Australia and Japan, may not exercise Rights.

The Rights Issue Units and the Provisional Allotment Letters have not been, and will not be, registered under the securities laws of Canada, Australia or Japan or any other territory or jurisdiction where the posting of Prospectus and/or Provisional Allotment Letters would constitute a breach of local law or regulation and may not be, directly or indirectly, offered or sold, taken up, renounced or delivered, in or into Canada, Australia or Japan or to or by any resident of such countries.

Neither the Rights Issue Units nor the Provisional Allotment Letters, have been, or will be, registered under the Securities Act, or any state securities laws, and neither the Rights Issue Units nor the Provisional Allotment Letters may be offered or sold within the United States or to, or for the account or benefit of, US persons (as defined in Regulation S) unless an exemption from the registration requirements of the Securities Act is available. Accordingly, the Company and Waterford Wedgwood UK are not extending the Rights Issue into the United States unless an exemption from registration is available. The Rights Issue Units which are not taken up in the Rights Issue may be offered and sold by or on behalf of the Underwriter only outside the United States in offshore transactions only in accordance with Regulation S.

In addition, until 40 days after the later of (i) the commencement of the offering of the Rights Issue Units and (ii) the completion of the distribution of the Rights Issue Units and of the Rights Issue Units not taken up in the Rights Issue and sold by or on behalf of the Underwriter outside the United States in offshore transactions in accordance with Regulation S (if any), an offer or sale of such securities within the United States by any dealer may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than pursuant to an exemption from the registration requirements of the Securities Act.

Each holder of Rights who is in the United States and who wishes to exercise his Rights to purchase Rights Issue Units will be required to execute a representation letter in the form acceptable to the Company. Such representation letter will require the investor to represent that, among other things, it is a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) ("QIB") acquiring such securities in a transaction not involving a public offering in the United States. Any Rights Issue Units offered and sold in the United States upon exercise of Rights by QIBs will be "restricted securities" (as defined in Rule 144 under the Securities Act) and such securities may not be offered, resold, pledged or otherwise transferred, except (i) outside the United States in accordance with Rule 903 or Rule 904 of Regulation S, (ii) to another QIB in a private transaction, not involving a public offering, that is exempt from registration under the Securities Act, provided that such purchaser agrees to be bound by such transfer restrictions in a letter delivered to the Company prior to such transfer, (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or pursuant to any other exemption from the registration requirements of the Securities Act, subject to receipt by the Company of an opinion of counsel, or such other evidence that the Company may reasonably require, that such transfer or sale is in compliance with the Securities Act. Currently, each of the Irish Stock Exchange and the London Stock Exchange is a "designated offshore securities market" with the meaning of Regulation S and therefore resales of such securities through such exchanges should be permissible under Rule 904 of Regulation S if the other requirements thereunder are satisfied.

PART 3 – RISK FACTORS

In addition to the other information set out in this document, potential investors should consider carefully the following risk factors in evaluating whether to make an investment under the terms of the Rights Issue. As with any stock market investment, the value of Stock Units may go down as well as up. Additional risks and uncertainties of which the Group is not currently aware or which the Group currently believes are immaterial or are very unlikely to be realised may also materially and adversely affect the business, financial condition and/or result of operations of the Group.

If you are in any doubt about the contents of this document and what action you should take, you should consult your stockbroker, bank manager, solicitor or other independent financial adviser (being in the case of Stockholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act 1995 or the Stock Exchange Act 1995 and, in the case of Stockholders in the United Kingdom, an organisation or firm authorised pursuant to the FSMA) immediately.

Cost Restructuring Programme

The cost savings of approximately €90 million on an annualised basis to be delivered by the Cost Restructuring Programme are based upon a number of estimates and may not be realised in their entirety either because the estimates are proved incorrect, there are additional unanticipated costs and/or the implementation of the programme is not completed for any reason in the time periods envisaged. Accordingly, the estimated cost savings are not necessarily indicative of future financial results, including EBITDA and net income, which may be affected by a number of other factors including demand and pricing for products and other costs associated with production, distribution and other operations. In addition, no assurance can be given that all or any of the operating and economic benefits expected to result from the Cost Restructuring Programme will be realised within the anticipated time periods.

A substantial proportion of the Cost Restructuring Programme relates to the costs of reductions in personnel numbers. The redundancy terms under which this programme will be implemented have not yet been agreed and will be the subject of ongoing negotiation with the workforce and with union representatives. There can be no assurance that terms satisfactory to the Group will be agreed, nor that such agreement will be reached without disruption to the Group's operations. Any such disruption could have a material adverse effect on the trading and operating results of the Group.

Marketing Spend and Product Innovation Required to Maintain and Stimulate Sales

In order to retain its leading position in its respective markets, the Board recognises that an appropriate amount of money must be invested in both product innovation and marketing. The ability to maintain this investment at an appropriate level may be constrained by the lack of flexibility afforded by the Group's existing banking facilities and also depends on the ability of the Group to generate sufficient cashflow from operations. The Board recognises that the failure to invest appropriately in marketing and product innovation may have a detrimental impact on the Groups' operational performance.

Competition

The market for crystal, ceramics, linens and luxury gifts is highly competitive. Waterford Wedgwood's competitive position varies from market to market and by product category but in each case is exposed to risks that competitors will produce similar products at lower prices. In addition, there can also be no guarantee that the Group's competitors or new entrants will not bring superior products to the market. Such companies may have greater financial, marketing and technological resources than the Group.

Currency Fluctuations

Waterford Wedgwood's results of operations are affected by movements in exchange rates, particularly between the US dollar and the yen, against the pound and the euro, as a substantial portion of net sales are denominated in the former two currencies while expenses are denominated largely in the latter two currencies. While the recent strengthening of the US dollar against the euro may, if it continues, improve the value of sales of Waterford Wedgwood's products, and hence profitability, this will not have a material impact on the current financial year because of the foreign exchange hedging arrangements the Group has in place. In the following year, to 31 March 2007, if the US dollar maintains its stronger value against the euro, it may benefit the Group's results. However, as the Group is not hedged for the year to 31 March 2007 it will also be exposed to any weakening in the US dollar that may occur between now and then if hedging arrangements are not put in place.

Past Performance is not a Reliable Indication for Future Performance

Historical facts, information gained from historic experience, present facts, circumstances and information, and assumptions from all or any of these are not a guide to the future. Aims, targets, plans and intentions referred to herein are no more than that and do not imply forecasts.

Price

The price at which Stock Units have traded has, in general, declined over the past number of years and the market has also experienced volume fluctuations. The Rights Issue Price is a premium of approximately 3.5% relative to the last dealt closing market price per Existing Stock Unit on the Irish Stock Exchange on 23 June, 2005 (being the latest practicable date prior to the publication of this document). While the market price remains lower than the Rights Issue Price, there is no theoretical value attributable to the Nil Paid Rights and there may therefore be no market or a very illiquid market in the Nil Paid Rights. In addition, it may not be possible for Davy, the Company's broker, to achieve any or a sufficient premium on the sale (if any) of Rights not taken up under the Rights Issue. Accordingly, Stockholders who do not take up their Rights may derive no value from their entitlement. It is likely that the Fully Paid Rights will commence to trade at or around the then prevailing market price being, if the market price remains at current levels, at a discount to the Rights Issue Price.

The price at which Stock Units will be quoted in the future and the value which investors may realise for their holding of Stock Units will be influenced by a large number of factors, some of which are specific to the Group and its operations and some of which may affect the luxury goods sector or quoted companies generally. These factors could include, among other things, the trading performance of the Group, the progress made in implementation of the Cost Restructuring Programme, large purchases or sales of Stock Units, currency fluctuations, the proportion of the free float of Stock Units following the Rights Issue (that is the percentage owned other than by significant shareholders), litigation and general economic conditions.

Minority Shareholders

In the event that no Qualifying Stockholders (other than members of the Concert Party or companies controlled by them) subscribe for their full entitlements under the Rights Issue and the Rights Issue Units are not otherwise subscribed for by other persons, the percentage interest of Sir Anthony O'Reilly and Mr Peter John Goulandris in the Enlarged Issued Share Capital could equal a maximum of approximately 53.9% following the Rights Issue. In this situation, Sir Anthony O'Reilly and Mr Peter John Goulandris would have sufficient votes to carry or to defeat an ordinary resolution put to the Company. In addition, the free float of Stock Units would be reduced and this may adversely impact on liquidity in Stock Units.

In circumstances where the Stock Units in which members of the Concert Party are, in aggregate, interested following the Rights Issue represents more than 49.95% of the Enlarged Issued Share Capital, the Concert Party might then be permitted by the Panel (and in the case of a single holder of more than 50% would be permitted by the Irish Takeover Rules) to increase their holding of Stock Units without incurring any obligation to make an offer under Rule 9 of the Irish Takeover Rules. In circumstances where the Stock Units in which members of the Concert Party are, in aggregate, interested following the Rights Issue represent at least 30% but not more than 49.95% of the Enlarged Issued Share Capital, Rule 9 of the Irish Takeover Rules would apply so that the maximum percentage increase that could take place in the holding of the Concert Party in any 12 month period, without the Concert Party being obliged to make a mandatory offer for the balance of the share capital under Rule 9 of the Irish Takeover Rules, would be 0.05%.

Indebtedness

The Facility Agreement (details of the material terms of which have been previously disclosed (in the December 2004 Document and the May 2005 Document)) limits the Group's flexibility in operating the business. In particular, the Facility Agreement includes a covenant that no security interest (other than certain permitted security interests) may be created over the assets of any obligor under the Facility Agreement without the consent of the agent. Neither the Company nor any other obligor may pay any dividends in any financial year, except inter-company dividends, unless the consolidated profit before tax for that financial year is in excess of €20 million, nor may any other payments to affiliates or subsidiaries be made, other than in the ordinary course of business, nor may any ordinary or preference share capital be redeemed. The Company and any other obligors are also prevented from incurring or having any financial indebtedness over €1 million in the aggregate at any one time, subject to a series of specific exceptions, and the Company must ensure that no member of the Group grants any guarantee without the prior consent of the majority lenders under the Facility Agreement. The Company and other obligors are also prevented from making disposals of their assets, subject to certain exceptions, including a de minimus exception of €1 million in any financial year. The Indenture (details of the material terms of which have been previously disclosed in the December 2003 Document and in the Subordinated Bonds Offering Memorandum) also limits the Group's flexibility in operating the business. The terms of the Indenture contain certain customary covenants, including, without limitation, covenants relating to limitations on the incurrence of indebtedness, dividends and other restricted payments; sales of assets; mergers; transactions with affiliates; and the sale of subsidiary common stock.

These and other restrictions under the Facility Agreement and the Indenture could materially affect the Group's ability to finance future operations or capital needs or to engage in other business activities that may be in the best interests of the Group. This risk factor does not seek to qualify the statement as to sufficiency of working capital set out in section 9 of Part 5 of this document.

PART 4 – AUDITED CONSOLIDATED RESULTS OF WATERFORD WEDGWOOD FOR THE TWELVE MONTHS ENDED 31 MARCH, 2005

The following is the full text of the Preliminary Results of Waterford Wedgwood announced on 16 June, 2005.

Waterford Wedgwood
("the Group" or "Waterford Wedgwood")

Preliminary results for the year to 31 March 2005

	€ million Year to 31 March
	2005		2004
Sales
– total at prevailing exchange rates	732.6		831.9
– like for like at constant exchange rates*	678.6		723.6
Operating (loss)/profit
– pre-goodwill amortisation and exceptional items	(82.2)		28.4
EBITDA	(48.7)		62.1
Year end debt	279.4		382.9
Loss per share—cents
– post goodwill amortisation and exceptional items	(10.5	)c	(4.75	)c

*	Excluding operations discontinued or acquired during the year

•	Total sales at €732.6 million were 12% down on the prior year at prevailing exchange rates. Sales on a like-for-like basis and at constant exchange rates were 6% down

•	Operating loss before goodwill and exceptional items was €82.2 million (2004: profit of €28.4 million)

•	EBITDA (earnings before interest, tax, depreciation, amortisation and restructuring charge) was a loss of €48.7 million (2004: profit of €62.1 million)

•	Pre-tax loss of €149.2 million

•	Focus on cash resulted in a successful inventory reduction programme and lower debtors; positive cash flow from trading despite €82.2 million operating loss

•	Net debt decreased by €103.5 million to €279.4 million

•	Post year-end: fully underwritten €100 million rights issue announced

•	Proceeds to be used to finance major restructuring programme. Expected annualised benefits of €90 million

•	Royal Doulton integration proceeding well; benefits now expected to be greater than originally envisaged

•	Post year-end sale of underutilised Waterford Crystal land for €32.9 million against net book value of €0.6 million

•	Trading in the first 11 weeks of the current year remains challenging but Group is encouraged by the rally in the US Dollar (representing 40% of sales)

•	Order book shows welcome improvement

•	Negotiations for significant new designer alliance in the US at advanced stage

Redmond O'Donoghue, Chief Executive Officer of Waterford Wedgwood, said:

"Faced with serious challenges, management focused on cash generation. This emphasis allowed the business to generate cash flow from trading of €1.2 million, despite an €82.2 million operating loss. This cash focus allowed year-end debt to be reduced by almost €104 million to €279.4 million."

"Our Chairman and Deputy Chairman have again demonstrated their strong belief in a successful future for the company by fully underwriting a €100 million rights issue. The proceeds of this rights issue will be used to fundamentally restructure the Group to allow Waterford Wedgwood exploit the potential of its world leading brands."

16 June, 2005

Waterford Wedgwood plc
("Waterford Wedgwood" or "the Group")

Chief Executive's Statement

The year just ended presented serious challenges to our Group: a soft dollar, weak demand and below optimal throughput for our manufacturing operations. In the event, the business recorded an operating loss of €82.2 million which greatly disappoints all of us. Through a major focus on cash management, the business generated a positive cash flow from trading of €1.2 million, notwithstanding this operating loss.

It was a year of significant change for the Group. During the year, we sold a major business – All-Clad; we bought a major business – Royal Doulton; we structured a major re-financing; we implemented a significant working capital reduction programme; we simplified the business dramatically, eliminating 50% of our stock keeping units (SKUs); and we made important senior management changes.

The integration of Royal Doulton has gone well and, since the year-end, we have identified opportunities for greater savings than originally envisaged. Last month, we announced a €100 million rights issue, to be fully underwritten by Waterford Wedgwood's Chairman and Deputy Chairman in order to fund a restructuring programme which will yield annualised benefits of €90 million when fully implemented, regrettably with the reduction of 1,800 jobs Group-wide. We also announced that we have agreed to sell underutilised land in Waterford for €32.9 million.

We are encouraged, as we commence this restructuring, by the recent appreciation in the US Dollar. With 40% of our sales revenues in dollars, a stronger dollar will retrieve for the Group some of the margins eroded by the significant adverse foreign exchange movement.

Sales and Margins

As we announced in our pre-close trading update on 14 March, business was challenging in the period under review. Total sales for the year were down 6% on a like-for-like basis (excluding discontinued or acquired operations and at constant exchange rates).

Margins were lower for three principal reasons:

•	Lower volumes of production at the Group's main factories leading to significant under-recovery of fixed overhead

•	The impact of exchange rates, in particular the weak US dollar during the fiscal year

•	The sell-down of obsolete and excess inventories and the effect of short-time working on our factories: both part of our planned inventory reduction programme

Business Focus

In view of the serious challenges which the business faced, our management team decided to focus on cash management as it prepared the business for a return to financial strength. To this end, we administered some strong medicine which adversely impacted this year's operating performance. This emphasis allowed the business to generate cash flow from trading of €1.2 million despite an operating loss of €82.2 million. This was achieved by a rigorous working capital reduction programme which contributed to a reduction in inventory of €78.4 million (almost 25%) and debtors of €24.8 million.

Our highly successful sale of All-Clad funded last year's restructuring spend, interest and re-financing fees, while our acquisition of Royal Doulton was funded by a rights issue.

From a debt management perspective, this cash focus was successful; our year-end debt was reduced by €103.5 million to €279.4 million.

Restructuring Programme

The Group has reviewed its fixed cost base in order to return to sustainable profitability at existing demand levels and current exchange rates. The restructuring programme announced on 4 May is designed to remove excess capacity, improve manufacturing efficiency and enable a more complete integration of Wedgwood and Royal Doulton.

The execution of this programme has begun and complete implementation will follow consultation and negotiations. Restructuring costs are expected to amount to €90 million, while annual benefits are expected to be €90 million. These benefits will start to flow through in the second half of the current fiscal year with the full benefit forecast to be achieved in the year to March 2007.

Royal Doulton

Our acquisition of Royal Doulton in January was of major strategic importance for the Group and will yield long-term benefits. The Royal Doulton brand, together with the Minton and Royal Albert brands, is respected internationally and will complement Wedgwood's stable of world-class brands. Royal Doulton's fine bone china production has already been integrated into Wedgwood's modern factory in Barlaston yielding enhanced throughput and significant unit cost reductions. The scope for other benefits through the integration of Royal Doulton and Wedgwood operations has proved greater than originally expected in a wide range of areas such as retail concession shops, back office functions, warehousing and distribution. Originally, we envisaged annualised synergies amounting to €20 million; we now believe that this is more likely to be in the €40 million range. Restructuring spend will contribute to the achievement of some of these additional savings.

Inventory Reduction Programme

Our previously announced inventory reduction programme has been notably successful with the result that at 31 March 2005 stocks were €78.4 million lower than a year ago. Unsurprisingly, such a significant achievement was not cost-free. The sell-down of obsolete and excess products hit profit margins. Short-time working at our factories also reduced margins. It was therefore "strong medicine", but it released cash, simplified the business by purging more than 50% of SKUs (stock keeping units) from the system, improved the quality of the remaining inventory and freed warehouse space and other capacities. There will be ongoing benefits for the business in day-to-day operating efficiencies.

New Business Initiatives

Our four major businesses (Waterford, Wedgwood, Royal Doulton and Rosenthal) have each developed new business initiatives. Examples include an affiliation between Waterford Crystal and a well known designer in the US (along the lines of our successful collaboration with John Rocha in Ireland and UK), extension of distribution into stores such as Bed, Bath & Beyond, and more fully tapping the potential of new markets such as Eastern Europe and China.

Divisional Overview

Following the disposal of the cookware company All-Clad, and the acquisition of the ceramics business Royal Doulton, the Group has realigned its segmental reporting and in future will report as follows: Waterford Crystal, the Ceramics Group (incorporating the recently acquired Royal Doulton with Wedgwood and Rosenthal), WC Designs & Spring.

Waterford Crystal

Waterford Crystal sales of €221.7 million were 8% down at constant exchange rates and 13% down at prevailing exchange rates. Waterford incurred an operating loss of €20.6 million compared with a profit of €17.3 million in the previous year. Three main factors account for the year-over-year change: exchange, sales/production volumes and the planned inventory reduction programme.

Ceramics Group

The Ceramics Group had sales of €441.5 million. On a like-for-like basis this was 5% down at constant exchange and 6% down at prevailing exchange. This division incurred an operating loss of €50.1 million compared with a profit of €7.6 million in the previous year. As in the case of Waterford, the three principal elements in the change were exchange, sales/production volumes and the inventory reduction programme.

WC Designs & Spring

WC Designs & Spring had total sales of €45.2 million. This was 6% down at constant exchange and 12% down at prevailing exchange. These businesses improved to a loss of €0.7 million compared with a loss of €1.8 million last year.

Financial

Operating profit before goodwill amortisation and exceptional charges

The Group reported an operating loss before goodwill amortisation and exceptional charges of €82.2 million, compared with an operating profit of €28.4 million for the previous year. As previously mentioned, lower sales and production volumes, adverse exchange and the impact of the inventory reduction programme account for most of the year-over-year change.

EBITDA

EBITDA for Fiscal 2005 was a loss of €48.7 million compared with a profit of €62.1 million the previous year. The factors behind the year-over-year change were the same as for operating profit.

Cash Flow and Debt

Net debt at 31 March 2005 was €279.4 million which was €103.5 million less than last year. Outflows due to the operating loss, restructuring expenditure, interest costs and the acquisition of Royal Doulton were more than offset by inflows from inventory reduction, the sale of All-Clad and the rights issue.

Overview

Some 12 months ago, the Group laid out its plans to achieve the required recovery of the business. We stated that there was over-capacity in the British ceramics industry. During the year, we acquired Royal Doulton and effectively "rolled up" the industry by transferring the production of Royal Doulton products to Wedgwood's Barlaston factory. We stated that we needed to reduce our working capital needs. We have taken €78.4 million out of our inventories. We stated that we needed to simplify the business. We have reduced the number of stock keeping units by more than 50%. We stated that we needed to enter new retail distribution; in higher growth channels compatible with our great brands we now have a vibrant programme with Bed, Bath and Beyond in the US. We stated that we needed to take pricing action. Our prices have been increased by 5% worldwide. We identified a need for specific, focused, meaningful new business initiatives in every division in order to re-build the revenue line. Some of these are already in place and more will follow. We observed that we needed to continue to create relevant contemporary ranges. Again, this process has commenced with more to follow. And, finally, we identified the need to reduce our fixed costs substantially in order to size the business to current sales volumes and exchange rates. To this end a programme to achieve €90 million of annualised financial benefits is being implemented.

Each one of these actions is a vital step in the return of the Waterford Wedgwood Group to an increasing and sustained level of profitability.

Current Trading

Sales in the April-June 2005 quarter are likely to be 8% below prior year, on a like-for-like basis. However, our order books are strengthening and, in recent weeks, certain substantial contracts have been won which are due for delivery in the second half. Additionally, our new product and marketing programmes are gaining momentum. Therefore, despite the fact that uncertainties remain, an improved sales trend is anticipated for the second half.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		12 months to
	Note	31 March 2005	31 March 2004
		€m	€m
Sales by division
Waterford Crystal		221.7	253.8
Ceramics Group		441.5	438.2
WC Designs & Spring		45.2	51.3
Total sales—continuing operations		708.4	743.3
Discontinued operations—All-Clad		24.2	88.6
Total Group sales		732.6	831.9
Operating (loss)/profit by division
Waterford Crystal		(20.6)	17.3
Ceramics Group		(50.1)	7.6
WC Designs & Spring		(0.7)	(1.8)
Common costs		(13.1)	(11.7)
Group operating (loss)/profit continuing operations		(84.5)	11.4
Discontinued operations—All-Clad		2.3	17.0
Total Group operating (loss)/profit before exceptional charges and goodwill amortisation		(82.2)	28.4
Exceptional charges	4	(108.0)	(36.5)
Goodwill amortisation		(5.5)	(6.7)
Group operating loss		(195.7)	(14.8)
Profit on sale of fixed assets		3.8	6.0
Profit on sale of All-Clad business	8	103.2	—
Financing costs	3	(60.5)	(36.1)
Loss on ordinary activities before taxation		(149.2)	(44.9)
Taxation on loss on ordinary activities	5	(12.3)	(4.7)
Loss on ordinary activities after taxation		(161.5)	(49.6)
Minority interests		2.1	0.3
Loss absorbed for the year		(159.4)	(49.3)
Loss per share	10	(10.50c )	(4.75c )
Diluted loss per share		(10.50c )	(4.75c )
Loss per share pre goodwill amortisation and exceptional items	10	(9.70c )	(0.81c )

CONSOLIDATED BALANCE SHEET

		As at 31 March
	Note	31 March 2005	31 March 2004
		€m	€m
Fixed assets
Intangible assets	7	133.6	100.4
Tangible assets		194.6	206.2
Financial assets		3.5	15.1
		331.7	321.7
Current assets
Stocks		241.9	320.3
Debtors		129.8	154.6
Cash and deposits		20.0	51.6
		391.7	526.5
Creditors (amounts falling due within one year)		(181.9)	(177.1)
Bank overdrafts and short term borrowings		—	(11.6)
Net current assets		209.8	337.8
Total assets less current liabilities		541.5	659.5
Creditors (amounts falling due after more than one year)		(2.4)	(4.4)
Long term debt		(299.4)	(422.9)
Provisions for liabilities and charges	9	(111.8)	(34.2)
		127.9	198.0
Capital and reserves
Called up share capital		197.1	73.5
Share premium account		208.5	213.7
Revaluation reserve		7.2	7.2
Profit and loss account		(289.0)	(102.7)
Capital conversion reserve fund		2.6	2.6
Shareholders funds equity interests		126.4	194.3
Minority interests equity interests		1.5	3.7
		127.9	198.0

CONSOLIDATED SUMMARY CASH FLOW

	12 months to
	31 March 2005	31 March 2004
	€m	€m
Group operating (loss)/profit before exceptional charges and goodwill amortisation	(82.2)	28.4
Depreciation	33.5	33.7
Working capital	49.9	(49.6)
Cashflow from trading	1.2	12.5
Restructuring spend	(17.5)	(29.0)
Working capital reduction programme	(22.0)	—
Deficit on sale of fixed assets	—	1.5
Net interest and related costs	(37.2)	(26.0)
Makewhole payment	(5.6)	(3.7)
Debt issue costs	(9.0)	(25.0)
Capital expenditure less disposals	(5.8)	(26.2)
Taxation paid	(2.2)	(6.0)
Dividends paid	—	(7.6)
Issue of share capital (net of expenses)	94.5	35.3
Acquisition of Royal Doulton including acquired debt	(79.5)	—
Disposal of All Clad	194.6	—
Net Group cashflow	111.5	(74.2)
Movement in unamortised debt issue costs	(9.2)	25.0
Exchange	1.2	23.0
Opening debt	(382.9)	(356.7)
Closing debt	(279.4)	(382.9)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES AND
RECONCILIATION OF SHAREHOLDERS' FUNDS

	12 months to
	31 March 2005	31 March 2004
	€m	€m
Loss for the year	(159.4)	(49.3)
Exchange translation effect of net overseas investments	(3.0)	6.8
Total recognised losses for the year	(162.4)	(42.5)
Scrip dividend	—	1.7
New share capital subscribed	99.7	38.5
Expenses relating to the issue of shares	(5.2)	(3.2)
Shareholders funds at beginning of the year	194.3	199.8
Shareholders funds at end of the year	126.4	194.3

NOTES TO THE PRELIMINARY FINANCIAL STATEMENTS

1. Basis of preparation of the financial statements

The information contained within this preliminary release has been extracted from the audited financial statements for the year ended 31 March 2005. The accounting policies applied in the financial statements are consistent with those applied in previous years and are as set out in the audited financial statements for the 12 months ended 31 March 2004.

As described in its year end trading update released on 14 March 2005, the Group's trading environment has deteriorated in recent months, which has impacted upon the Group's liquidity position.

As set out in Note 12, on 4 May 2005, the Group announced a fully underwritten rights issue to raise approximately €100 million. The rights issue is being underwritten by a company controlled by the Chairman and Deputy Chairman. The proceeds will be used to finance a major restructuring programme which is expected to cost approximately €90 million.

The rights issue is dependent on certain shareholder approvals at an extraordinary general meeting to be held on 20 June 2005.

The Directors are confident that the rights issue and the restructuring will enable the Group to fundamentally restructure its cost base in light of the current trading environment and that there will be adequate liquidity to meet the Group's financial needs and obligations over the foreseeable future. The Directors therefore consider it appropriate to adopt the going concern basis in preparing these financial statements.

2. Exchange Rates

The exchange rates used for consolidation purposes between the euro and the principal currencies in which the Group does business were as follows:

	Profit and loss transactions 12 months to		Balance sheet as at
	31 March 2005	31 March 2004	31 March 2005	31 March 2004
U.S. Dollar	$1.26	$1.18	$1.29	$1.24
Sterling	£0.68	£0.69	£0.69	£0.67
Yen	¥135.28	¥132.70	¥138.87	¥129.29
Effective rate of exchange on trading cash flows	$1.25	$1.1

3. Financing costs

	12 months to
	31 March 2004	31 March 2003
	€m	€m
Interest and related costs	36.5	30.6
Amortisation of financing fees	4.9	1.8
Write-off of financing fees	13.5	—
Makewhole payments	5.6	3.7

Total financing costs	60.5	36.1

4. Exceptional charges

In the results for the 12 months to 31 March 2005, the following exceptional costs have been charged to operating loss:

	Cost of sales	Administrative overheads	Total
	€m	€m	€m
Redundancy, early retirement and related costs	—	13.2	13.2
Working capital reduction programme	50.5	4.2	54.7
Impairment of intangible assets (note 7)	—	40.1	40.1

	50.5	57.5	108.0

Redundancy, early retirement and related costs

As part of its continuing initiative to lower operating costs, the Group incurred a charge of €13.2 million relating to redundancy and early retirement programmes in its key operating divisions.

Working capital reduction programme

In June 2004, the Group announced that it was working with Accenture, the international business consultants, on a programme to simplify working capital management and manufacturing processes. The objective of the programme was to reduce the Group's investment in stocks and debtors and to rationalise manufacturing runs in order to enhance cash flow. By 31 March 2005, this programme has largely been accomplished having delivered a significant reduction in inventory and a 50% reduction in the number of actively available products (stock-keeping units — SKU's). As a result of the rationalisation of SKU's, lower levels of production (which led to a significant under-recovery of overheads) and the write down of inventory to its net realisable value, the Group incurred a charge of €50.5 million together with programme management and other costs of €4.2 million.

Impairment of intangible assets

During the year and in accordance with FRS11, a review was carried out on the carrying value of certain intangible assets resulting in an impairment charge of €40.1 million. As required by FRS11, this review did not take into account the expected benefits to be derived from the restructuring programme referred to in Note 12.

Exceptional charges in the 12 months to 31 March 2004

In the accounts for the 12 months to 31 March 2004, a charge of €30.4 million was recognised representing redundancy and related costs associated with the closure of two earthenware production facilities in the U.K., the consolidation of Wedgwood branded earthenware production into the existing manufacturing facility in Barlaston, Stoke-on-Trent, the outsourcing of production of Johnson Brothers branded earthenware to the People's Republic of China and the reorganisation of Wedgwood's European retail and marketing operations. The charge also covered the implementation of an early retirement and redeployment programme and further automation and rationalisation of Waterford's manufacturing operations in Ireland. The accounts for the 12 months to 31 March 2004 also reflected a charge of €2.8 million for one-off set up costs and a charge of €3.3 million representing the reduction in carrying value of stock, as a result of the initiative to move the production of Johnson Brothers branded product to the People's Republic Of China

5. Taxation on loss on ordinary activities

The tax charge for the 12 months to 31 March 2005 includes the release of €12.0 million of deferred tax assets. Though the Directors believe sufficient profits to utilise available tax losses will arise in the future, there is currently insufficient evidence to support the recognition of these assets. The majority of the tax losses may be carried forward indefinitely under current tax laws, but the losses can only be offset against taxable profits generated in the same entities and tax jurisdictions in which they were incurred.

6. Restructuring and rationalisation provision

€m
Balance at 31 March 2004	9.3
Arising on acquisition of subsidiary undertaking	12.5
Charged to profit and loss account	13.2
Utilised during the year	(17.5)

Balance at 31 March 2005	17.5

7. Intangible assets

	Goodwill	Acquired brands	Mailing list	Total
	€m	€m	€m	€m
At 31 March 2004	82.6	16.7	1.1	100.4
Arising from acquisition of subsidiary undertaking (note 8)	93.2	39.6	—	132.8
Charged to profit on sale of subsidiary undertaking (note 8)	(56.6)	—	—	(56.6)
Impairment of intangibles (note 4)	(24.2)	(15.1)	(0.8)	(40.1)
Amortisation	(3.9)	(1.3)	(0.3)	(5.5)
Exchange	2.1	0.5	—	2.6

At 31 March 2005	93.2	40.4	—	133.6

Goodwill amortisation from continuing operations amounted to €4.2 million (31 March 2004: €2.8 million) and from discontinued operations amounted to €1.3 million (31 March 2004: €3.9 million)

8. Acquisition and disposal of subsidiary undertakings

Acquisition of Royal Doulton

On 17 January 2005 the Group announced that the offer for Royal Doulton plc ("Royal Doulton") was declared wholly unconditional having received valid acceptances representing 69.38% of the issued share capital of Royal Doulton. Included in these acceptances were 13,250,000 shares in Royal Doulton (representing approximately 4% of the issued share capital of Royal Doulton) owned by Indexia Holdings (a company wholly controlled by Sir Anthony O'Reilly) and Cantique Limited (a company wholly controlled by Peter John Goulandris). When combined with the Group's existing shareholding in Royal Doulton of 21.16%, at 3pm on 14 January 2005 the Group held, or had received valid acceptances in respect of 90.54% of the issued share capital of Royal Doulton. On the 28 January 2005 the Group announced the compulsory acquisition of the outstanding share capital of Royal Doulton under the procedures contained within sections 428 to 430F of the U.K. Companies Act 1985, as amended. With effect from 15 February 2005 the admission to listing and admission to trading of Royal Doulton shares was cancelled. In the period between the date of acquisition and 31 March 2005, Royal Doulton contributed €29.8 million to the Group's turnover and an operating loss of €0.9 million.

The net assets of Royal Doulton and its subsidiaries have been included in the Group's balance sheet at their provisional fair values at the date of acquisition as follows:

	Book value	Provisional fair value adjustments			Fair value to the Group
	€m	€m			€m
Tangible fixed assets	20.4	—			20.4
Stocks	35.6	(7.8)	(a	)	27.8
Debtors	23.1	—			23.1
Creditors due within one year	(41.3)	—			(41.3)
Creditors due after more than one year	(9.4)	(65.0)	(b	)	(74.4)
Debt acquired	(29.3)	—			(29.3)

Net liabilities acquired	(0.9)	(72.8)			(73.7)

The book value of the assets and liabilities have been taken from the management accounts of Royal Doulton at 17 January 2005 (date the offer became unconditional) at actual exchange rates on that date. The book values of the net assets acquired included provisions for closure of its last remaining UK factory at Nile Street, Stoke-on-Trent of €12.5 million and reflect a write down of tangible fixed assets of €3 million. The proposed closure was announced in March 2004.

The intangible assets arising on the acquisition of Royal Doulton arose as follows:

€m
Net liabilities acquired	73.7
Cash consideration for 78.84% of the issued share capital of Royal Doulton	45.3
Costs associated with the acquisition	4.9
Carrying value of existing 21.16% holding	8.9
Intangible assets arising on acquisition	132.8

Intangible assets arising on acquisition comprise:
€m
Value ascribed to acquired brands (note 7)	39.6
Goodwill arising on acquisition (note 7)	93.2
132.8

Provisional fair value adjustments comprise the following:

(a)	Reduction in the value of inventory to replacement cost

(b)	Fair value of pension liabilities not already reflected in the balance sheet of Royal Doulton

Disposal of All Clad USA Inc

In July 2004, the Group disposed of its interest in All Clad USA Inc. The net assets disposed of comprised:

€m
Goodwill (note 7)	56.6
Tangible fixed assets	7.6
Stocks	25.3
Debtors	13.4
Cash at bank and in hand	0.8
Creditors due within one year	(12.3)

Carrying value of interest sold	91.4
Disposal costs	12.1
Profit on disposal	103.2

Proceeds on disposal	206.7

Satisfied by:
Consideration received in cash	206.7

9. Provisions for liabilities and charges

	Provision for onerous lease	Provision for pensions	Other provisions	Total
	€m	€m	€m	€m
At 31 March 2004	1.1	33.1	—	34.2
Arising from acquisition of subsidiary undertaking	—	74.4	—	74.4
Additions	—	1.5	1.0	2.5
Exchange	0.1	0.6	—	0.7

At 31 March 2005	1.2	109.6	1.0	111.8

10. (Loss)/earnings per ordinary share

	12 months to 31 March 2005			12 months to 31 March 2004
	(Loss)/ profit	No. of shares	Per share	(Loss)/ profit	No. of shares	Per share
	€m	millions	cents	€m	millions*	cents*
Loss for the year before goodwill
amortisation and exceptional items	(147.3)	1,517.5	(9.70)	(8.4)	1,037.0	(0.81)
Exceptional items	(108.0)	1,517.5	(7.12)	(36.5)	1,037.0	(3.52)
Profit on sale of All Clad business	103.2	1,517.5	6.80	—	—	—
Profit on sale of fixed assets	3.8	1,517.5	0.25	6.0	1,037.0	0.58
Makewhole payments	(5.6)	1,517.5	(0.37)	(3.7)	1,037.0	(0.35)
Goodwill amortisation	(5.5)	1,517.5	(0.36)	(6.7)	1,037.0	(0.65)

Loss attributable to shareholders	(159.4)	1,517.5	(10.50)	(49.3)	1,037.0	(4.75)

* The weighted average number of shares and the loss per share for the 12 months to 31 March 2004 have been adjusted to reflect the bonus element of the rights issue which was announced in October 2004.

The calculation of (loss)/earnings per ordinary share is based on 1,517.5 million shares, being the weighted average number of shares in issue during the 12 months to 31 March 2005 (31 March 2004: 1,037.0 million).

11. Net debt

Net debt at 31 March 2005 comprising borrowings, less cash and deposits and unamortised debt issue costs, amounted to €279.4 million (31 March 2004: €382.9 million).

12. Subsequent events

In its trading update on 14 March 2005, the Group indicated that it was reviewing its fixed cost base in order to return to sustainable profitability at existing demand levels and current exchange rates. Following this review, the Group intends to restructure its business fundamentally. The restructuring programme announced on 4 May 2005, which will be financed by a rights issue, is designed to remove excess capacity, improve manufacturing efficiency and to enable a more complete integration of the Wedgwood division with Royal Doulton.

Key features of the proposed restructuring programme are as follows:

* €90 million restructuring investment will be targeted across the Group with the objective of achieving annualised savings of approximately €90 million once fully implemented. The benefit of the savings will largely have been achieved by December 2006;

* it is anticipated that the total number of personnel employed by the Group will reduce by about 1,800 when the proposed restructuring is completed;

* removal of excess capacity: about €30 million will be spent on restructuring at Waterford Crystal and Rosenthal in order to remove excess capacity. At Waterford Crystal, the Dungarvan plant will be closed;

* overhead reduction: investment of €24 million is planned to reduce overheads at Waterford Crystal, Rosenthal and at Group level and to upgrade manufacturing facilities in Waterford Crystal and Rosenthal;

* the combined effect of these proposed actions will be to reduce the numbers employed at Waterford Crystal by 485, at Rosenthal by 160 and across the wider Group by 200; and

* Wedgwood-Royal Doulton integration savings: following completion of the acquisition of Royal Doulton on 14 January 2005, the Group has identified opportunities for more savings than originally envisaged. It is planned to invest a total of €36 million (of which €6.5 million has already been spent) to achieve savings in manufacturing, retail operations, administration, and warehousing efficiencies. These proposed actions are expected to reduce the numbers employed by Wedgwood and Royal Doulton by 950 worldwide. About 450 of these 950 have already left the business.

The proceeds of the rights issue will also facilitate an improvement in the Group's liquidity position, which has been impacted by a number of developments over recent months.

On 24 May 2005, the Group announced that it had agreed to dispose of underutilised land surrounding the Waterford Crystal Sports and Social Centre for €32.9 million. The net book value of the land is €0.6 million.

13. Copies of the Annual Report and Accounts will be posted to shareholders in due course.

PART 5 – ADDITIONAL INFORMATION

1.	RESPONSIBILITY STATEMENT

The Directors of Waterford Wedgwood, whose names are set out on page 8 of this document, accept responsibility for the information contained in this document, except that for which the Waterford Wedgwood UK Directors accept responsibility (as set out in section 16(a) of this Part 5). To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	INCORPORATION AND SHARE CAPITAL

(a)	The Company was incorporated in the Republic of Ireland on 2 April, 1947 as a private company under the name Waterford Glass Limited pursuant to the Companies Acts of Ireland 1908 to 1924. On 12 April, 1984 the Company re-registered as a public limited company, under the Companies Acts 1963 to 1983, under the name Waterford Glass Group plc. On 25 July, 1989, the Company changed its name to Waterford Wedgwood plc.

The Company's registered office is at Kilbarry, Waterford, Ireland.

(b)	Table 1 below sets out the authorised and issued fully paid share capital of the Company and of Waterford Wedgwood UK as at the close of business on 23 June 2005 (that is, following approval of the Share Capital Resolutions at the EGM and following changes to the share capital of Waterford Wedgwood UK made on 23 June 2005) and Table 2 below sets out the authorised and issued fully paid share capital of the Company and of Waterford Wedgwood UK as it will be following the Rights Issue.

Table 1 – Authorised and issued fully paid share capital of Waterford Wedgwood and Waterford Wedgwood UK before the Rights Issue

	Nominal Value €	Number of Ordinary Shares of €0.06 each
Waterford Wedgwood
Authorised share capital	390,000,000	6,500,000,000
Allotted, called up and fully paid share capital	159,517,956.6	2,658,632,610

	Nominal Value Stg£	Number of Ordinary Shares of Stg25p each
Waterford Wedgwood UK
Authorised share capital – ordinary shares of Stg25p	55,000,001	220,000,004
Allotted, called up and fully paid - ordinary shares of Stg25p	45,400,442.25	181,601,769

	Nominal Value	Number of Ordinary Shares of
	Stg£	of Stg1p each
Authorised share capital – Income Shares of Stg1p	65,000,000	6,500,000,000
Allotted, called up and fully paid – Income Shares of Stg1p	27,582,813.66	2,758,281,366

Table 2 – Authorised and issued fully paid share capital of Waterford Wedgwood and Waterford Wedgwood UK after the Rights Issue

	Nominal Value €	Number of Ordinary Shares of €0.06 each
Waterford Wedgwood
Authorised share capital	390,000,000	6,500,000,000
Allotted, called up and fully paid share capital	261,029,383.50	4,350,489,725

	Nominal Value UKStg£	Number of Ordinary Shares of of Stg25p each
Waterford Wedgwood UK
Authorised share capital – ordinary shares of Stg25p	55,000,001	220,000,004
Allotted, called up and fully paid - ordinary shares of Stg25p	45,400,442.25	181,601,769

	Nominal Value	Number of Ordinary Shares of
	Stg£	of Stg1p each
Authorised share capital – Income Shares of Stg1p	65,000,000	6,500,000,000
Allotted, called up and fully paid – Income Shares of Stg1p	44,501,384.81	4,450,138,481

Following the Rights Issue, the number of Stock Units in issue (each such unit comprising one Ordinary Share and one Income Share) will be 4,350,489,725.

(c)	By a resolution passed at the EGM, the authorised share capital of the Company was increased from €210,000,000, divided into 3,500,000,000 Ordinary Shares, to €390,000,000, divided into 6,500,000,000 Ordinary Shares.

(d)	By a resolution passed at the EGM amending the Articles of Association of the Company, the Directors of the Company were generally and unconditionally authorised to exercise all powers of the Company to allot and issue relevant securities (within the meaning of section 20 of the 1983 Act) up to an amount equal to the authorised share capital (as enlarged by the resolution referred to in sub-paragraph (c) above). The authority was granted for a five year period expiring on 20 June, 2010 unless previously renewed, varied or revoked by the Company in general meeting.

(e)	By two resolutions passed at the EGM, the Shareholders disapplied the pre-emption provisions contained in section 23 of the 1983 Act and authorised the Directors to allot equity securities (as defined in that section) as if subsection (1) thereof did not apply. These disapplications related, inter alia, to an offer of securities by way of rights, open offer, or otherwise in favour of ordinary shareholders, and in respect of an offer of securities up to a maximum aggregate nominal value of 10% of the issued ordinary share capital of the Company at the close of business on the date of the passing of the resolution or, in respect of the period between 20 June, 2005 and the date of the Company's annual general meeting in 2005, an aggregate nominal value of 10% of the Enlarged Issued Share Capital. This authority expires on the earlier of the date of the annual general meeting of the Company in 2005 and 20 September, 2006 unless previously renewed, varied or revoked by the Company in general meeting.

(f)	The New Ordinary Shares comprised in the Rights Issue Units are being created and issued in reliance upon the resolutions, authorities and approvals referred to in sub-paragraphs (c), (d) and (e) above.

(g)	The provisions of section 23 of the 1983 Act (which confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash) will apply to the authorised but unissued share capital of the Company following the Rights Issue to the extent that such pre-emption rights have not been disapplied by the resolutions referred to in sub-paragraph (e) above or otherwise pursuant to the provisions of section 23 of the 1983 Act.

(h) (i)	The Group currently operates four Share Option Schemes, as identified below and under which the number of Options outstanding is as set out below.

	Number of Options outstanding	Range of Exercise Price		Range of Exercise Period
Title of Scheme		From	To	From	To
Group Share Option Scheme 1995	30,448,056	Stg£0.11	0.63	24/5/1999	19/12/2013
		€0.40	0.79
The 1996 Approved Group Share Option Scheme	2,077,769	Stg£00.11	0.63	13/6/1999	19/12/2013
UK Savings-Related Share Option Scheme 1995	16,618,928	Stg£0.09	0.21	1/2/2005	1/11/2007
Irish and International Savings-Related Share Option Scheme 1996	15,464,176	Stg£0.09	0.21	1/2/2005	1/11/2007
		€0.13	0.38

The interests of the Directors in respect of the Options described above are set out in section 5(c) of this Part 5. Consideration for the grant of Options under each of the aforementioned Share Option Schemes is nil.

(ii)	The Group currently operates three Employee Participation Schemes, as identified below, and under which the number of Stock Units held is as set out below.

Number of Stock Units held
The 1995 Irish Profit Sharing Scheme	8,989,739
Share Incentive Plan 2002	872,997
Employee Share Ownership Plan	356,491

Details of the terms of these Share Option Schemes and of the Employee Participation Schemes are contained in section 4 of this Part 5.

(i)	The Existing Stock Units are, and the Rights Issue Units will be, in registered form and capable of being held in uncertificated form. The Existing Stock Units are admitted to the Official Lists and are traded on the respective main markets of the Irish Stock Exchange and the London Stock Exchange for listed securities. The Company also operates a sponsored ADR programme in the United States whereby Existing Stock Units may be held in ADR form. ADSs in the Company are quoted on the NASDAQ.

The Rights Issue Units will, from the date when they become fully paid, rank pari passu in all respects with the Existing Stock Units, including the right after such date to rank in full for all dividends and other distributions declared made and paid after the date of the allotment of the Rights Issue Units (nil paid). The Rights Issue Units will have the rights and restrictions attaching thereto as set out in the Articles and the UK Articles, the relevant provisions of which are summarised in section 3 of this Part 5.

(j)	The New Ordinary Shares are being issued at €0.06 each, that is at par value. The New Income Shares, which, when twinned with the New Ordinary Shares, comprise the Rights Issue Units, are being issued by Waterford Wedgwood UK to Waterford Wedgwood by way of a bonus issue from available reserves and are then being delivered by Waterford Wedgwood to Qualifying Stockholders. Accordingly, no part of the Rights Issue Price is attributable to the New Income Shares.

(k)	The tables below set out the closing mid-market quotations for an Existing Stock Unit, as derived from the Daily Official Lists of the Irish Stock Exchange (quoted in euro) and the London Stock Exchange (quoted in sterling), for the first dealing day in each of the last six months prior to publication of this document, (including on 3 May, 2005 the last Business Day prior to the announcement of the Rights Issue) and on 23 June, 2005 (the latest practicable date prior to the publication of this document):

Irish Stock Exchange

Date	Price €c
1 December, 2004	8.1
4 January, 2005	6.1
1 February, 2005	7.1
1 March, 2005	5.6
1 April, 2005	4.1
3 May, 2005	3.9
1 June, 2005	4.3
23 June, 2005	5.8

London Stock Exchange

Date	Price Stg£p
1 December, 2004	5.5
4 January, 2005	4.3
1 February, 2005	4.9
1 March, 2005	4.0
1 April, 2005	2.7
3 May, 2005	2.6
1 June, 2005	2.8
23 June, 2005	3.9

3.	RIGHTS ATTACHING TO THE STOCK UNITS

Each Stock Unit comprises one Ordinary Share and one Income Share. Each Ordinary Share is "twinned" with an Income Share. The respective rights attaching to these securities are summarised in sections (a) and (b) below.

(a)	Rights Attaching to the Ordinary Shares

A summary of certain provisions of the Articles of Association of the Company concerning the rights attaching to an Ordinary Share, which together with an Income Share comprise a Stock Unit, and which will attach to each New Ordinary Share comprised in the Rights Issue Units, when fully paid, is set out below.

The Articles provide, in most instances, that, for so long as Stock Units are in existence, the Company or the Directors, as the case may be, may not take any action in respect of the Ordinary Shares unless the Directors of the Company are satisfied that, if necessary or desirable, similar and equivalent actions will be taken by Waterford Wedgwood UK on the same occasion in respect of the Income Shares comprised in the corresponding Stock Units.

Purchase of Own Shares

The Company may purchase any of its shares, with discretion as to doing so on a pro rata basis or not, and may cancel any shares so purchased, or hold them as treasury shares, with liberty to re-issue any such share or shares. No market purchase of its own shares by the Company shall be made unless the purchase has first been authorised by a special resolution of the Company.

Variation of Rights

The rights and privileges for the time being attaching to any class of shares forming part of the issued share capital for the time being of the Company may be varied or taken away with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class, but so that the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of that class.

Issue of Shares

The Directors may (subject to the Companies Acts 1963 to 2003) allot, grant options over or otherwise dispose of shares to such persons on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its Shareholders.

Disclosure of Beneficial Interest

The holder of Ordinary Shares may lose his right to vote his Ordinary Shares if he fails to comply with any notice given by the Company requiring him to indicate in writing:

(a)	his interest in such shares;

(b)	the interest of all persons having any interest in them; and

(c)	particulars of any arrangement under which another person is entitled to require the transfer of the shares or control his exercise of voting rights in regard thereto.

Lien

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share and the Company's lien on a share shall extend to all monies payable in respect of it.

Transfer of Shares

The Directors shall decline to register the transfer to any person of an Ordinary Share comprised in a Stock Unit unless there is produced to the Directors such evidence as they may reasonably require to ensure that on the same date of transfer there was transferred in favour of such person the Income Share comprised in the same Stock Unit.

In addition, the Directors may also refuse to register any transfer unless it is accompanied by sufficient evidence as the Directors may reasonably require to show the right of the transferor to make the transfer or the transfer of a share which is not fully paid.

Calls

The Directors may make calls (which may be required to be paid in instalments) upon the members in respect of any monies unpaid on their shares and a person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

Interest is due on the amount unpaid from the day it became due until it is paid at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Companies Acts 1963 to 2003), but the Directors shall be at liberty to waive payment of the interest wholly or in part.

Forfeiture

If a member fails to pay any call or instalment of a call when due, the Directors may resolve, having served upon such member appropriate notice and if the requirements of such notice have not been complied with, that any shares in respect of which the notice has been given be forfeited. The forfeiture shall extend to all dividends and other monies payable in respect of the forfeited shares and not paid before forfeiture. The Directors may accept a surrender of any share liable to be so forfeited.

Untraced Stockholders

The Company is entitled to sell shares held by members if, during the period of twelve years prior to the Company advertising its intention to sell such shares, at least three dividends in respect of the shares in question have become payable and have not been claimed. The net proceeds of the sale will belong to the Company which shall be obliged to account to the former member for an amount equal to such proceeds. Such funds may be employed in the business of the Company, or invested as the Directors may think fit.

Alteration of Capital

The Company may, by ordinary resolution, increase its authorised share capital, consolidate and divide existing shares into shares of a larger nominal amount, subject to the provisions of the Companies Acts 1963 to 2003, sub-divide existing shares into shares of smaller amount and, by ordinary resolution, cancel unissued shares not yet taken up or agreed to be taken up.

The Company may alter its share capital and may issue shares in its altered capital with such rights as the Company may by ordinary resolution determine.

The Company may, by special resolution, reduce its share capital, any capital redemption reserve fund or any share premium account, subject to any authorisation or consent required by law.

Voting Rights

On a show of hands every member present in person and every proxy shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share held by him.

Dividends

Subject to the provisions of the Companies Acts 1963 to 2003:

(a)	the Company may, by ordinary resolution, declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors; and

(b)	the Directors may declare and pay interim dividends if it appears to them they are justified by the profits of the Company available for distribution.

Except as otherwise provided for by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid (and for this purpose, no amount paid on a share in advance of calls shall be treated as paid on a share). Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly. The Directors may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. A general meeting declaring a dividend may direct, upon the recommendation of the Directors, that it shall be satisfied wholly or partly by the distribution of the assets.

If the Directors so resolve, any dividend which has remained unclaimed for twelve years from the date the dividend became due for payment shall be forfeited and cease to remain owing by the Company.

A holder of an Ordinary Share who also holds an Income Share with which such Ordinary Share is linked as part of a Stock Unit may, by serving notice in writing on the Company, elect to forego dividends payable in respect of such Ordinary Share on the basis that such amount of dividend (exclusive of tax credits, if any) will be payable instead in respect of such Income Share. Where a holder of an Ordinary Share comprised in a Stock Unit has made such an election which remains in force in relation to that Ordinary Share, any dividend declared on that Ordinary Share shall be reduced by an amount equal to the amount of any dividend (exclusive of any associated tax credit) declared to be payable on the same day on the Income Share comprised in such Stock Unit.

For the avoidance of doubt, dividends may be payable on some Ordinary Shares but not on other Ordinary Shares and at different rates in the event of and by reason of elections being in force. A holder of Ordinary Shares in respect of which such an election is in force may, by serving notice in writing on the Company, revoke that election, which revocation shall take effect in relation to all dividends or other distributions declared on, or in respect of, such Ordinary Share by reference to a record date which is more than one day after the date of receipt of the revocation by the Company. Such an election or revocation of election made by a holder of an Ordinary Share shall be deemed to have been made in respect of all Ordinary Shares registered in the name of such holder (subject to the rights of a holder to make a partial election to take an additional allotment of Ordinary Shares in lieu of a cash dividend in accordance with Article 111 on some of the Ordinary Shares of such holder).

A holder of Ordinary Shares may make separate elections and revocations of elections in respect of Ordinary Shares held in separate accounts in his name on the basis that any election or revocation of election made in respect of any Ordinary Share held in such account shall be deemed to apply to all Ordinary Shares held in such account.

No elections or revocation of election may be made in respect of part only of the dividend payable in respect of any Ordinary Share. Such an election shall be deemed to be made on the basis that if the aggregate amount of the dividends which holders of the Ordinary Shares have elected to receive on Income Shares in respect of any financial year shall exceed the amount the Waterford Wedgwood UK Directors have determined to be available for distribution in respect of such financial year, Waterford Wedgwood UK shall be entitled to declare and pay on the Income Shares comprised in the relevant Stock Units dividends in an aggregate amount equal to the amount so determined to be available and such dividends shall be distributed among all Directors who have in force a valid election in respect of such dividend payment in proportion to the Stock Units in respect of which such elections have been made. In any such event, the balance of the dividend which has not been paid by Waterford Wedgwood UK to any Stockholders shall be paid by the Company on the Ordinary Shares forming part of the relevant Stock Units.

The Directors may, subject to approval by the Company by ordinary resolution (and provided that an adequate number of unissued Ordinary Shares is available for the purpose), prior to or contemporaneously with the announcement of the dividend in question, offer holders of Ordinary Shares the right to elect to receive in lieu of such dividend (or part thereof) an allotment of additional Ordinary Shares credited as fully paid. Any holder of an Ordinary Share comprised in a Stock Unit who has made an election to receive cash dividends on the Income Share comprised in such Stock Unit in accordance with Article 110 and who wishes instead to elect to receive additional Ordinary Shares in lieu of such cash dividend must first revoke any election previously made under Article 110.

Winding-up

If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up or credited as paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the shares held by them respectively. If in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said shares held by them respectively; provided that the Articles shall not affect the rights of the holders of shares issued upon special terms and conditions.

(b)	Rights and Restrictions attaching to the Income Shares

A summary of certain provisions of the Articles of Association (the "UK Articles") of Waterford Wedgwood UK (the "UK Company") concerning the rights attaching to the Income Shares and which will attach to the New Income Shares comprised in the Rights Issue Units when fully paid is set out below. Except to the extent noted below, the rights attaching to the Income Shares are similar to those attaching to the Ordinary Shares.

Share Capital

No Income Shares shall be issued to any person unless either such person at the time of issue holds 75% of the Ordinary Shares in the UK Company (the "UK Ordinary Shares") in issue or immediately following the issue of Income Shares that person will hold Ordinary Shares which are comprised in Stock Units in equal number to the total number of Income Shares or, alternatively, an equal number of UK Ordinary Shares are issued to that person at the same time.

Purchase of Own Income Shares

Every contract for the purchase by the UK Company of its own shares shall be sanctioned by a separate general meeting of the holders of each class of shares in issue.

Variation of Rights

Class rights may be varied in the same ways as is noted for the Ordinary Shares.

Issue of Income Shares

The Waterford Wedgwood UK Directors may allot, grant options over or otherwise dispose of all unissued Income Shares to such persons, at such times and on such terms as they think fit.

The UK Company may exercise the powers of paying commissions conferred by UK law to the full extent thereby permitted.

The Waterford Wedgwood UK Directors may at any time after the allotment of any share, but before the person has been entered in the register as the holder, recognise a renunciation thereof by the allottee in favour of some other person. No renunciation may be recognised in respect of Income Shares unless there is produced to the Waterford Wedgwood UK Directors such evidence as they may reasonably require that on the same occasion there is being issued, transferred or renounced to the same person an equal number of Ordinary Shares or UK Ordinary Shares.

Lien

The UK Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a single member for all the debts and liabilities of such member or his estate to the UK Company. The UK Company may sell in such manner as the Waterford Wedgwood UK Directors think fit any share on which it has a lien, subject to the restrictions contained in the UK Articles in relation to the sale of Income Shares.

Forfeiture

Forfeiture provisions similar to those applicable to the Ordinary Shares apply to the Income Shares. A member whose share has been forfeited or surrendered shall cease to be a member in respect of that share but shall remain liable to pay the UK Company all monies which at the date of forfeiture were presently payable by him, with interest thereon at the rate of 15% per annum from the date of forfeiture.

Transfer of Income Shares

Any Income Share may be transferred at any time, provided that (i) at the same time an Ordinary Share comprised in the same Stock Unit or an Ordinary Share that will be comprised in the same Stock Unit is transferred to the same person; or (ii) such a person is the holder of Ordinary Shares not comprised in the Stock Unit who will, after such transfer, hold Stock Units or (iii) such a person is the holder of not less than 75% of the UK Ordinary Shares in issue.

The Waterford Wedgwood UK Directors shall not register any person as the holder of any Income Shares which are comprised in Stock Units, except pursuant to the provisions relating to the acquisition of Income Shares, unless there is produced to the Waterford Wedgwood UK Directors evidence that at the same time there is being allotted, issued or transferred to the same person Ordinary Shares comprised in the same Stock Unit or Ordinary Shares will, following registration of the transfer, be comprised in Stock

Units. The Waterford Wedgwood UK Directors shall not register any person, other than the holder of not less than 75% of the UK Ordinary Shares, or pursuant to the provisions relating to the acquisition of Income Shares, as the holder of any Income Shares which are not comprised in Stock Units, unless immediately following such registration the Waterford Wedgwood UK Directors shall have registered that person as a holder of an equal number of UK Ordinary Shares.

The same instrument of transfer may include the same number of Income Shares and Ordinary Shares.

The Waterford Wedgwood UK Directors may not decline to register any transfer of shares where such transfer is by any bank or institution to whom such shares have been charged by way of security, pursuant to the power of sale under such security.

Acquisition of all Income Shares by election

(i)	A holder of Income Shares who has obtained the consent in writing of the holders of three quarters in nominal value of the issued Income Shares or on an extraordinary resolution being passed by the holders of the Income Shares; or

(ii)	a holder of UK Ordinary Shares who has obtained the consent in writing of the holders of the three quarters in nominal value of UK Ordinary Shares or on an extraordinary resolution being passed by the holders of the UK Ordinary Shares and the approval of the Waterford Wedgwood UK Directors, shall be entitled, on giving notice, to call for the holders of all of the UK Ordinary Shares to acquire all of the issued Income Shares. The holders of the UK Ordinary Shares issued shall be bound to purchase the Income Shares at a price of Stg£0.01 per share.

Where a person holds Income Shares which are not comprised in Stock Units and does not hold a number of UK Ordinary Shares equal to or greater than the number of the Income Shares held ("Stray Income Shares"), then the holder of any UK Ordinary Shares, on giving notice, may call for the transfer of all of the Stray Income Shares to him at a price of Stg£0.01 per share. Alternatively, the holder of the Stray Income Shares may, on giving notice, call for a holder of UK Ordinary Shares to purchase such Stray Income Shares for a price of Stg£0.01 per share.

Calls on Income Shares

If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest from the appointed payment date at such rate (not exceeding 15% per annum) as the Waterford Wedgwood UK Directors determine.

Alteration of Capital

The UK Company may reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner subject to any consent required by law.

The consolidation, sub-division and cancellation or purchase by the UK Company of its own shares shall not be effected in respect of the Income Shares unless similar actions are being taken in respect of the Ordinary Shares.

The UK Company may by ordinary resolution (i) cancel any shares which at the date of passing of the resolution have not been taken or agreed to be taken by any person, or (ii) sub-divide its shares into shares of a smaller amount than is fixed by the Memorandum of Association of the UK Company.

Winding-up

On a winding up or other return of capital (other than a conversion, redemption or purchase of shares), the holders of Income Shares shall be entitled to the repayment of a sum equal to the nominal capital paid up or credited as paid up on the Income Shares in priority to any repayment of capital on any other class of share.

Voting Rights

The holders of Income Shares have the right to receive notice of and attend at a general meeting of the UK Company only if a resolution is to be proposed thereat abrogating or varying any of the special rights of the holders of the Income Shares. The holder of Income Shares shall have one vote on a show of hands and, on a poll, shall have one vote in respect of each fully paid Income Share. Otherwise, the Income Shares do not confer on the holders thereof the right to attend and vote at general meetings of the UK Company (or at general meetings of Waterford Wedgwood).

Directors

The number of directors of the UK Company shall not be less than 2 nor more than 16.

The Waterford Wedgwood UK Directors may repay any director all such reasonable expenses as he may incur in attending and returning from directors meetings or otherwise in or about the business of the UK Company.

The Waterford Wedgwood UK Directors have the power to agree and to pay pensions or other retirement, superannuation, death or disability benefits to any director or ex-director.

The Waterford Wedgwood UK Directors have the power to purchase and maintain insurance for the benefit of any persons who are or were at any time directors, officers, employees or auditors of the UK Company or of any holding company or subsidiary of the UK Company.

Directors' Interests

A Waterford Wedgwood UK Director (i) may be interested in any contract, transaction or arrangement with the UK Company or in which the UK Company is otherwise interested, (ii) may be a director or other officer of, or employed by or be otherwise interested in, any contract or arrangement with any body corporate promoted by the UK Company or in which the UK Company is otherwise interested, (iii) may act in a professional capacity for the UK Company and be remunerated therefor; and (iv) shall not be accountable for any benefit which he derives from any contract, transaction or arrangement or from any other office or employment which he is interested.

At each annual general meeting one third of the directors shall retire from office by rotation.

Borrowing Powers

Waterford Wedgwood UK Directors may exercise all the powers of the UK Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital as collateral security for any debt, liability or obligation of the UK Company or of any third party.

Dividends

A dividend shall be declared and payable upon any Income Share only if, at the same time, there is a dividend to be paid on Ordinary Shares, other than those in respect of which there are subsisting Dividend Elections (as such term is defined in the UK Articles) and if a Dividend Election shall have been made and be in force in respect of the Ordinary Shares comprised in the same Stock Unit as that Income Share and to the extent that the net amount of such dividends (exclusive of tax credits, if any) does not exceed the net amount (exclusive of tax credits, if any) which would, but for the Dividend Election, be payable as a dividend for the Ordinary Share so comprised, and if the UK Company is a subsidiary of the Company.

Waterford Wedgwood UK Directors may pay interim dividends on shares of any class of such amounts and on such dates as they think fit.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall be apportioned and paid for pro rata according to the amounts paid on the shares during any portion(s) of the period in respect of which the dividend is paid.

Income

The holders of Income Shares who have been given a Dividend Election which remains in force in relation to the Ordinary Shares held by them shall be entitled to payment of dividends in respect of Income Shares comprised in the same Stock Units.

Capitalisation of Profits and Reserves

The Waterford Wedgwood UK Directors may, with the sanction of an ordinary resolution, capitalise any sums standing to the credit of the UK Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of the profit and loss account by applying such sum in paying up in full unissued UK Ordinary Shares and/or Income Shares for allotment and distribution as fully paid up bonus shares, such sum to be appropriated to the holders of the UK Ordinary Shares and/or Income Shares in proportion to the amounts paid up on those shares.

Any capitalisation of profits or reserves shall take place in respect of Income Shares comprised in Stock Units only in the form of Income Shares allotted, credited as fully paid, the aggregate number of which shall be the same as the aggregate number of Ordinary Shares comprised in Stock Units to be allotted, credited as fully paid, by the way of capitalisation of the profits or reserves by the Company at the same time to holders of Stock Units.

If at the time of any issue of Income Shares there are rights to subscribe for further Income Shares, the Waterford Wedgwood UK Directors may set aside, as a capitalisation reserve, an amount equal to the nominal amount of the additional Income Shares so that, on the exercise of an entitlement to receive further Income Shares, the capitalisation reserve will be applied to issuing those Income Shares as fully paid.

If the Company offers holders of Ordinary Shares the right to elect to receive in lieu of a dividend an allotment of additional Ordinary Shares credited as fully paid, the Waterford Wedgwood UK Directors may capitalise any sum standing to the credit of any of the UK Company's reserve accounts or any sums standing to the credit of the profit and loss accounts by appropriating such sum to the holders of Income Shares who have elected to receive additional Ordinary Shares in lieu of a dividend (or any part thereof) in respect of Ordinary Shares held by them in Stock Units and applying such sum on their behalf in paying up in full unissued Income Shares equal in number to the additional Ordinary Shares credited as fully paid up to them as bonus shares, such bonus Income Shares to be held in Stock Units with the additional Ordinary Shares.

Notices

Any notice or document may be served on or delivered to any member of the UK Company either personally or by sending it through the post in a prepaid cover addressed to such member at his registered address or (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the UK Company. Where a member is registered on a branch register, any such notice or document may be posted either in the United Kingdom or in the territory in which such branch register is maintained.

Where a notice or other document is served or sent by post, service or delivery, it shall be deemed to be effected at the expiration of 24 hours (or where second class mail is employed, 48 hours) after the time it is posted, and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted. Notice may also be served on any particular member or members by means of telex, telefax, electronic mail or other such means as may be available.

Where there are joint holders of a share, notice shall be given to the holder whose name appears first in the register and this shall be deemed sufficient notice to all joint holders in their capacity as such.

Where a person becomes entitled to a share due to the death or bankruptcy of a member, that person shall be entitled to have served upon or delivered to him any notice or document to which the member, but for his death or bankruptcy, would have been entitled.

A member who has not supplied an address within the United Kingdom for service of notices shall not be entitled to receive notices from the UK company.

4.	SUMMARY OF SHARE OPTION SCHEMES AND EMPLOYEE PARTICIPATION SCHEMES

(a)	Group Share Option Scheme 1995

This scheme was adopted on 12 December, 1995. Executive directors who work at least 25 hours per week and employees who work at least 20 hours per week are eligible to participate in the Group Share Option Scheme 1995. Options under the Group Share Option Scheme 1995 are granted by the remuneration committee and are subject to a performance condition, such that for an option to be exercisable, there must have been an increase in EPS (as defined in the scheme), over any three consecutive accounting periods prior to the date of exercise, of at least seven percentage points more than the increase in the Irish Consumer Price Index over the same period. Options under the Group Share Option Scheme 1995 are granted at an option price which is the higher of (a) the market value of the underlying Ordinary Shares on the business day immediately preceding the date of grant (b) the nominal value of the underlying Ordinary Shares. An employee's participation in this scheme is limited so that the aggregate price payable on the exercise of all options granted to the employee under this or any similar option scheme, in any ten year period, will not exceed four times the employee's gross annual remuneration. Options under this scheme are normally exercisable, subject to the achievement of the performance criteria, between the third and tenth anniversary of the grant.

(b)	The 1996 Approved Group Share Option Scheme

The 1996 Approved Group Share Option Scheme is available to employees who reside in the UK. Full-time executive directors and employees who work at least 20 hours per week are eligible to participate. Options under the 1996 Approved Group Share Option Scheme are granted by the remuneration committee and are subject to a performance condition, such that for an option to be exercisable, there must have been an increase in EPS (as defined in the scheme), over any three consecutive accounting periods prior to the date of exercise, of at least seven percentage points more than the increase in the Irish Consumer Price Index over the same period. Options granted under this scheme are granted at an option price which may not be less than (a) the market value of the underlying Ordinary Shares on the date of grant or (b) the nominal value of the underlying Ordinary Share. An employee's participation under this scheme is limited so that the aggregate price payable on the exercise of all options granted to the employee under this or any similar scheme, in any ten year period will not exceed four times the employee's gross remuneration. Options are normally exercisable, subject to the achievement of the performance criteria, between the third and tenth anniversary of the grant.

(c)	UK Savings-Related Share Option Scheme 1995

All executive directors and employees (full-time or part-time) who are chargeable to income tax in the UK who have worked for the Company or a participating company for a qualifying period as determined by the Directors (such period not to exceed five years prior to the date of the grant of the Option) and any other employees and executive directors nominated by the Directors are eligible to participate in the UK Savings-Related Share Option Scheme 1995.

Employees granted an option under the UK Savings-Related Share Option Scheme 1995 are generally required to enter into a savings contract with a designated savings carrier under which they make a monthly contribution for a designated period. The monthly contribution must not exceed such limit as is fixed by the Directors within the ceiling imposed by the UK Income Tax (Earnings and Pensions) Act 2003.

Options are to be granted to eligible employees at an option price which is not manifestly less than (a) 80% of the market value of the underlying Ordinary Shares on the business day before the date of invitation (or some other date agreed with the UK Inland Revenue) and, (b) if the Ordinary Shares are to be subscribed, not less than their nominal value.

(d)	Irish and International Savings-Related Share Option Scheme 1996

This scheme was approved by Stockholders on 12 December, 1995.

Employees of the Company and any participating company who are not eligible to participate in the UK Savings-Related Share Option Scheme 1995, who work such minimum number of hours (not being more than 25 hours) as the Directors may determine are eligible to participate in the Irish and International Savings-Related Share Option Scheme 1996, provided they have the necessary qualifying period of continuous service (such period not to exceed five years prior to the date of the grant of the option) as the directors may determine.

Employees granted options under the Irish and International Savings-Related Share Option Scheme 1996 are generally required to enter into a savings contract with a designated savings carrier under which monthly contributions are made. The maximum monthly contributions are deemed to be substantially equivalent to the contributions permitted under the UK Savings-Related Share Option Scheme 1995.

Options are to be granted to eligible employees at on option price which is not manifestly less than (a) 80% of the market value of the underlying Ordinary Shares on the day before the date of invitation and (b) where Ordinary Shares are to be subscribed, not less than their nominal value.

(e)	The 1995 Irish Profit Sharing Scheme

The 1995 Irish Profit Sharing Scheme was constituted by trust deed dated 2 April, 1996 made between Waterford Wedgwood, Waterford Crystal Limited and the trustees of the scheme. The trustees are required to administer the 1995 Irish Profit Sharing Scheme in accordance with the provisions of the trust deed. Under the terms of the scheme, the Company and any of its participating subsidiaries may contribute a certain amount of their profits from the previous financial year to the trustees who will use the funds either to acquire Stock Units or subscribe for Rights Issue Units for the benefit of eligible employees. The Directors will determine, for any year in which the 1995 Irish Profit Sharing Scheme is operated, the amount of profits of the preceding financial year to be allocated and the basis of allocation to employees. Any Stock Units subscribed for and issued under the 1995 Irish Profit Sharing Scheme are to be subscribed at the closing quotation price of Stock Units as published in the Daily Official List of the Irish Stock Exchange for the dealing day immediately preceding that day, or, if greater, the nominal value of a Stock Unit.

Subject to the relevant legislation, employees of the Company and any participating company who are chargeable to Irish Income Tax, who work such minimum number of hours as the Directors may determine, are eligible to participate in the 1995 Irish Profit Sharing Scheme, provided they have the necessary qualifying period of continuous service.

The maximum value of Stock Units which can be appropriated to each employee under the 1995 Irish Profit Sharing Scheme in any tax year may not exceed the maximum from time to time permitted by the Irish Finance Acts.

Shares allocated under the 1995 Irish Profit Sharing Scheme are to be held, except in certain circumstances, by the Trustees of the scheme for a minimum period of two years after allocation.

(f)	Employee Share Ownership Plan

The Employee Share Ownership Plan ("ESOP") was constituted by trust deed dated 28 December, 1995 made between the Company and Waterford Employee Share Ownership Plan (Jersey) Limited (for the purposes of this paragraph (f) the "Trustee") and has the object of facilitating the holding of fully paid shares in any Group company (the "Shares") by or for the benefit of present and former employees and executive directors of the Company or its group companies (the "Beneficiaries"). The Company and any group company (with the consent of the Company) may at any time make loans or contributions to the ESOP and the Trustee shall hold all payments which it receives on trust for the Beneficiaries in accordance with the object of the ESOP. The Trustee (which is a wholly owned subsidiary of the Company) has been given power to apply the income and capital of the trust fund for the benefit of the Beneficiaries and may at its discretion accumulate the income of the Trust.

The Trustee has the power to acquire the Shares and to hold them for the benefit of the Beneficiaries. The Trustee may then grant options over shares in the Company (or any of its group companies) to any of the Beneficiaries upon such terms as the Trustee sees fit.

The number of unallocated Shares in the Company (or any of its group companies) held by the Trustee cannot exceed 5% of the issued share capital of the Company or any group company.

(g)	Share Incentive Plan 2002

The Share Incentive Plan 2002 (the "Plan") is constituted by a trust deed dated 16 December, 2002 made between the Company and Yorkshire Building Society (for the purposes of this paragraph (g) the "Trustee"). Under the Plan, participating employees can make payments of up to a maximum of 10.0% of their gross pay or Stg£125 in any month to the Trust, which the Trustee will use to acquire Ordinary Shares at the prevailing share price.

Whenever the Directors decide to operate the Plan, they must invite all employees of participating companies to participate in the Plan, provided those employees are chargeable to UK Income Tax and have accrued such service as the Directors may determine and provided those employees have not in that tax year participated in another employee share ownership plan which has been established by the Company.

The Trustee will allocate Ordinary Shares to the eligible employees in proportion to the amount of their contributions.

5.	Directors

(a)	The full names of the Directors and their principal functions within the Waterford Wedgwood Group are as follows:

Director	Position
Sir Anthony John Francis O'Reilly	Non-executive Chairman
Peter John Goulandris	Non-executive Deputy Chairman
Patrick Redmond O'Donoghue	Group CEO
Peter Burton Cameron	Executive Director and Group Chief Operating Officer
Gerald Patrick Dempsey	Non-executive Director and Senior Independent Director
John Foley	Executive Director and CEO of Waterford Crystal Limited
Ottmar Claus Heindrich Küsel	Executive Director and CEO of Rosenthal
Kevin Columba McGoran	Non-executive Director and Chairman of Waterford Crystal Limited
Patrick James Anthony Molloy	Non-executive Director
Lady Chryss O'Reilly	Non-executive Director
Tony O'Reilly Jnr	Executive Director and CEO of Wedgwood Limited
David Wellspring Sculley	Non-executive Director and Chairman of Wedgwood/Royal Doulton
Lord Piers Wedgwood	Executive Director
Dr Francis Alan Wedgwood	Non-executive Director

The business address of each of the Directors is Embassy House, Herbert Park Road, Ballsbridge, Dublin 4, Ireland.

(b)	As at the close of business on 23 June, 2005, (being the latest practicable date prior to the publication of this document), the interests (all of which are beneficial) of the Directors in the Existing Issued Share Capital, which have been notified by each Director to the Company pursuant to sections 53 or 64 of the 1990 Act or which are required pursuant to section 59 of the 1990 Act to be entered into the register referred to therein, or which would, if the connected person were a Director, be required to be disclosed under the aforementioned provisions, and the existence of which is known to or would with reasonable diligence be ascertained by that Director, were as set out below.

The number of Stock Units in which the Directors will, subject to the assumptions stated below, be interested following the Rights Issue is also set out below.

Name of Director	Number of Stock Units prior to the Rights Issue	% of Existing Issued Share Capital	Number of Stock Units following the Rights Issue	% of Enlarged Issued Share Capital
Sir Anthony O'Reilly's and Peter John Goulandris's holdings:
Stoneworth Investments Limited(1)(2)(4)	437,813,178	16.47	716,421,564	16.47
Albany Hill Limited(1)(2)(4)	90,884,133	3.42	148,719,490	3.42
Araquipa International Limited(2)(4)	92,013,768	3.46	150,567,984	3.46
Cressborough Holdings Limited(2)(4)	31,224,237	1.17	51,094,206	1.17
Indexia Holdings Limited(1)(4)	2,277,013	0.09	3,726,021	0.09
Birchfield(1)(2)	—	—	—	—
Sub-total O'Reilly and Goulandris Interests	654,212,329	24.61	1,070,529,265	24.61
Patrick Redmond O'Donoghue(4)	4,549,500	0.171	7,444,636	0.171
Peter Burton Cameron(4)	—	—	—	—
Gerald Patrick Dempsey(4)	63,635	0.002	104,130	0.002
John Foley(4)	385,180	0.014	630,294	0.014
Ottmar Claus Heindrich Küsel(4)	—	—	—	—
Kevin Columba McGoran(4)	237,562	0.009	388,737	0.009
Patrick James Anthony Molloy(4)	339,386	0.013	555,358	0.013
Tony O'Reilly Jnr(1)(4)	182,248	0.007	298,224	0.007
Lady Chryss O'Reilly(3)	—	—	—	—
David Wellspring Sculley(4)	2,259,077	0.085	3,696,671	0.085
Lord Piers Wedgwood(4)	127,270	0.005	208,260	0.005
Dr Francis Alan Wedgwood(4)	1,743,190	0.066	2,852,492	0.066

Notes:

(1)	Sir Anthony O'Reilly, Chairman of the Board, controls (i) 49% of Stoneworth Investment Limited, a company which owns 437,813,178 Existing Stock Units; (ii) 50% of Albany Hill Limited, a company which owns 90,884,133 Existing Stock Units (Lady O'Reilly controls 10% of Albany Hill Limited); and (iii) 100% of Indexia Holdings Limited, a company which owns 2,277,013 Existing Stock Units. Sir Anthony O'Reilly also controls 50% of Birchfield, which is the company providing an underwriting commitment under the Underwriting Agreement. Birchfield does not hold any interest in Existing Stock Units. The total number of Existing Stock Units in which Sir Anthony O'Reilly is therefore interested, is 530,974,324, representing 19.97% of the Existing Stock Units.

(2)	Peter John Goulandris, Deputy Chairman of the Board, controls (i) 49% of Stoneworth Investment Limited, a company which owns 437,813,178 Existing Stock Units; (ii) 40% of Albany Hill Limited, a company which owns 90,884,133 Existing Stock Units; (iii) 100% of Araquipa International Limited, a company which owns 92,013,768 Existing Stock Units; and (iv) 100% of Cressborough Holdings Limited, a company which owns 31,224,237 Existing Stock Units. Mr Goulandris also controls 50% of Birchfield, which is the company providing an underwriting commitment under the Underwriting Agreement. Birchfield does not hold any interest in Existing Stock Units. The total number of Existing Stock Units in which Peter John Goulandris is therefore interested is 651,935,316, representing 24.52% of the Existing Stock Units.

(3)	Lady O'Reilly has a non-beneficial interest in the Stock Units referred to in note (1) which are beneficially held by her husband, Sir Anthony O'Reilly.

(4)	The number of Stock Units following the Rights Issue shown above is calculated, for illustrative purposes only, on the assumption that each of the Directors take up the full amounts of his/her respective entitlements under the Rights Issue. It is also assumed for illustrative purposes only that all of the Rights Issue Units are fully subscribed for or are successfully placed and that accordingly the Underwriter is not called upon to subscribe for any Rights Issue Units.

(c)	As at the close of business on 23 June, 2005, (being the latest practicable date prior to the publication of this document), the interests (all of which are beneficial) of the Directors in Options, which have been notified by each Director to the Company pursuant to sections 53 or 64 of the 1990 Act or which are required pursuant to section 59 of the 1990 Act to be entered into the register referred to therein, or which would, if the connected person were a Director, be required to be disclosed under the aforementioned provisions, and the existence of which is known to or would with reasonable diligence be ascertained by that Director, were as set out below.

Director	Options held	Option price	Exercisable between
Patrick Redmond O'Donoghue	9,406	€0.34	1/2/05-1/8/05
	5,160	€0.23	1/2/06-1/8/06
	1,612,704	€0.59	13/12/99-13/12/06
	1,612,704	€0.60	2/9/02-2/9/09
	806,352	€0.60	27/3/03-27/3/10
	1,128,892	€0.71	12/4/04-12/4/11
Total	5,175,218
Peter Burton Cameron	9,014	£0.21	1/2/05-1/8/05
	5,037	£0.15	1/2/06-1/8/06
	1,209,528	€0.59	27/3/03-27/3/10
	806,352	€0.71	12/4/04-12/4/11
	322,540	€0.40	8/11/04-8/11/11
	403,176	€0.40	5/6/05-5/6/12
Total	2,755,647
John Foley	9,406	€0.34	1/2/05-1/8/05
	5,160	€0.23	1/2/06-1/8/06
	370,921	€0.59	13/12/99-13/12/06
	201,588	€0.60	2/9/02-2/9/09
	161,270	€0.60	27/3/03-27/3/10
	806,352	€0.71	12/4/04-12/4/11
	322,540	€0.40	8/11/04-8/11/11
Total	1,877,237
Ottmar Claus Heindrich Küsel	391,486	£0.64	26/3/01-26/3/08
	161,270	€0.60	2/9/02-2/9/09
	403,176	€0.60	27/3/03-27/3/10
	806,352	€0.71	12/4/04-12/4/11
	322,540	€0.40	8/11/04-8/11/11
Total	2,084,824
Tony O'Reilly Jnr	806,352	€0.71	12/4/04-12/4/11
	322,540	€0.40	8/11/04-8/11/11
Total	1,128,892
Lord Piers Wedgwood	19,946	£0.10	1/5/07-1/11/07
	161,270	€0.79	4/9/03-4/9/10
Total	181,216

Consideration for the grant of the above Options was nil.

(d)	Save as set out in sections 5(b) and 5(c) of this Part 5, no Director has any interests, whether beneficial or non-beneficial, in the Existing Issued Share Capital.

(e)	Save for the Underwriting Agreement, the Deed of Undertaking, the Facility Agreement, the 2004 Underwriting Agreement, the 2004 Deed of Undertaking and the Anglo Loan in which Sir Anthony O'Reilly and Mr Peter John Goulandris are interested (details of which are contained in section 8 of this Part 5 or are as previously published), no Director or Mr Andrew Elsby-Smith (the only director of Waterford Wedgwood UK who is not a director of the Company) has or had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group and which:

(i)	was effected by the Company or any of its subsidiaries or associated undertakings during the current or immediately preceding financial year; or

(ii)	was effected by the Company or any of its subsidiaries or associated undertakings during an earlier financial year and remains in any respect outstanding or unperformed.

(f)	As at the date of this document, there are no outstanding loans granted by any member of the Group to any of the Directors or Mr Andrew Elsby-Smith, and no guarantees have been provided by any member of the Group for their benefit.

(g)	As at the date of this document, with the exception of the following, there are no existing or proposed Directors' Service Contracts (as defined in the Listing Rules) between a member of the Group and any Director, nor are there any equivalent arrangements regulating the terms and conditions of their employment:

(i)	Waterford Wedgwood entered into an employment agreement with Mr O'Donoghue on 30 April, 1987. This agreement was amended by supplemental agreement dated 23 February, 1988 and by memorandum dated 30 April, 1993. This was subsequently amended when Mr O'Donoghue was appointed Chief Executive in 2000 and anticipates his retiring at age 63. Mr O'Donoghue's current salary is €548,000 per annum. Mr O'Donoghue is provided with a motor car and is entitled to membership in the company pension scheme, which provides retirement and life assurance benefits wholly funded by the Company. He is also entitled to participate in the permanent health insurance scheme operated by the Company. Mr O'Donoghue is entitled to be considered for such annual performance bonus as may be determined by the remuneration committee of the Board. Mr O'Donoghue's contract may be terminated by Waterford Wedgwood for cause, which includes serious or persistent breach by Mr O'Donoghue of his employment agreement, grave misconduct in the discharge of his duties or being adjudicated bankrupt.

(ii)	Mr Küsel is presently employed under a service agreement with Rosenthal, due to expire on 31 December, 2007 (the "Agreement"). The supervisory board of Rosenthal is obliged to give twelve months' notice before the expiry of the Agreement as to whether it intends to reappoint Mr Küsel as a member and chairman of the board of Rosenthal. Mr Küsel's salary of €336,000 is subject to review every two years. Mr Küsel is entitled to a motor car and driver and is entitled to contributions to his pension insurance or exempt life insurance and a contribution for medical insurance. Mr Küsel is entitled to be included in the Group's accident insurance policy for Rosenthal. Mr Küsel is entitled to be considered for such annual performance bonus as may be determined by the remuneration committee of the Board.

(h)	The following Directors are, or have been, in the five years preceding the date of this document, directors or partners in the following companies or partnerships (excluding companies in the Group):

Name of Director	Current Directorships/Partnerships	Previous Directorships/Partnerships
Sir Anthony O'Reilly	Cartson Holdings Ltd
eircom Group plc (formerly Valentia
    Holdings Ltd)
Galacia Management Limited
Independent News & Media PLC
Stoneworth Investment Limited
The Fitzwilton Charitable Foundation Ltd
The Ireland Funds
Colombia Investments
eircom Funding
eircom Funding (Holdings) Limited
Fairfield Holdings Limited
eircom Ltd
Fitzwilton Limited
Genetix Holdings Ltd
Helenof Holdings Ltd
Independent Newspapers (UK) Ltd
Indexia Holdings Limited
Lionheart Ventures (Overseas) Ltd
Stemriver Investments Ltd
	Valentia Telecommunications	APN Holdings NZ Ltd H.J. Heinz Company Shuttleway

Name of Director	Current Directorships/Partnerships	Previous Directorships/Partnerships
Peter John Goulandris	Albany Hill Limited Araquipa International Limited Stoneworth Investment Limited The Hellenic Mutual War Risks Association (Bermuda) Ltd The Hellenic Shipping War Risks Insurance S.A. The International Tanker Owners' Pollution Federation Ltd The London Steam-ship Owners Mutual Insurance Association Ltd Fitzwilton Limited	—
Patrick Redmond O'Donoghue	Dunmore Holiday Villas Ltd Governing Body of Waterford Institute of Technology Greencore Group plc WKW fm Ltd	Bord Failte Eireann Edward Flahavan & Sons Ltd Tourism Ireland Ltd Waterford Chamber of Commerce Waterford Regional Airport plc
Peter Burton Cameron	Acuity Management Inc Acuity Properties Inc Brothers Brewing Chapel Hill/Chauncy Hall School Faberware Licensing Company, LLC FCI Corporation FCL International Housewares Association Northeastern University Revere Graphics Worldwide Inc Stylecraft Supply Inc The Acuity Foundation Inc	—
Gerald Patrick Dempsey	Garragie Investments
Hickdale Limited
MAI Finance Ireland
MAI Holdings Ireland
Meritorial Ltd
MFWWnet
PRNet
Springport
The Ireland Funds
UAPnet
United Business Media
Financial Services Ireland
United Business Media Llc
United Media Finance Ireland
UNM Finance Ireland
	UNM Holdings Ireland	Avonburn Ltd Bavensdale Company Carlingdale Company Dakleigh Company Design & Project Management Ltd UMS Group Ltd
John Foley	—	—
Ottmar Claus Heindrich Küsel	Ceramics Industry Association Düsseldorf Hypotheken Bank AG Keramik Vertrieb GmBH	—
Kevin Columba McGoran	Fitzwilton Limited Rennicks Group Ltd	Safeway Stores (Ire) Ltd

Name of Director	Current Directorships/Partnerships	Previous Directorships/Partnerships
Patrick James Anthony Molloy	Blackrock Clinic Ltd Blackrock Hospital Ltd CRH plc Dublin Adult Learning Centre Enterprise Ireland Hugh Lane Gallery Trust Ltd	Governor and Company of Bank of Ireland Bristol & West plc Eircell 2000 plc eircom plc Trinity College Foundation Board Irish Management Institute
Lady Chryss O'Reilly	Irish National Stud Company Ltd Portmarnock Hotel & Golf Links Ltd Wirrel Investments Limited	—
Tony O'Reilly Jnr	Fitzwilton Limited Independent News & Media PLC Lundin Mining Corporation AB Providence Resources plc	ARCON International Resources P.l.c. E-Mat, Inc. Lockwood Financial Group Ltd Tedcastle Holdings Ltd
David Wellspring Sculley	Wolfgang Puck Food Co	Ranch 1 Bermuda Perfumery iTouch plc
Lord Piers Wedgwood	—	—
Dr Francis Alan Wedgwood	—	—

(i)	No Director has at the date of this document:

(i)	any unspent convictions in relation to indictable offences;

(ii)	been the subject of bankruptcy proceedings or an individual voluntary arrangement;

(iii)	been a director with an executive function of any company at the time of or within 12 months preceding its receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or composition or arrangement with its creditors generally or any class of its creditors;

(iv)	been a partner in a partnership which, whilst he was a partner or within 12 months after his ceasing to be a partner, was put into compulsory liquidation, had an administrator or other receiver appointed or entered into any voluntary arrangement;

(v)	had an administrator or other receiver appointed in respect of any asset belonging to him or to a partnership of which he was a partner at the time of such appointment or within the 12 months preceding such appointment; or

(vi)	been the subject of a public criticism by any statutory or regulatory authorities (including designated professional bodies) nor has any Director ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

6.	Interests in Existing Stock Units

As at 23 June, 2005 (being the latest practicable date prior to the publication of this document), the names of persons, other than Directors, who were directly or indirectly interested in 3% or more of the Existing Stock Units, and the amount of each such person's interest, in so far as the Company is aware, are as set out below. The number of Stock Units in which these persons will, subject to the assumption stated at note (2) below, be interested following the Rights Issue is also set out below.

	Number of Stock Units prior to the Rights Issue	% of Existing Issued Share Capital prior to the Rights Issue	Number of Stock Units following the Rights Issue	% of Enlarged Issued Share Capital
Bank of Ireland Asset Management(1)	306,531,807	11.5	501,597,502	11.5

Notes:

(1)	The Directors have been advised that these shareholdings are not beneficially owned but are held on behalf of clients, none of which, so far as the Directors are aware, holds more than 3% of the Existing Issued Share Capital.

(2)	The number of Stock Units following the Rights Issue shown above assumes, for illustrative purposes only, that the Stockholder disclosed in the table above subscribes for its full Rights Issue entitlement.

Save as referred to under section 7 below, as at 23 June, 2005 (being the latest practicable date prior to the publication of this document), the Company is not aware of any person who, directly or indirectly, jointly or severally, exercises or could exercise control over the Company.

7.	Potential Controlling Shareholders and Relationship Agreement

As detailed in the May 2005 Document, where Stockholders (other than members of the Concert Party or companies controlled by them) do not subscribe for their full entitlements under the Rights Issue and the Rights Issue Units are not otherwise subscribed for by persons other than Concert Party members, the percentage interest of Sir Anthony O'Reilly and Mr Peter John Goulandris in the Enlarged Issued Share Capital could equal or exceed 30% following the Rights Issue, the level at which they would be treated as "controlling shareholders".

In order to regulate the relationship between the Company and Sir Anthony O'Reilly and Mr Peter John Goulandris in this situation, a relationship agreement has been entered into. The terms of this agreement, which are substantially similar to those of the 2004 Relationship Agreement (which did not become effective because Sir Anthony O'Reilly and Mr Peter John Goulandris did not become controlling shareholders as a result of the 2004 Rights Issue) are summarised below. On the basis, inter alia, of the Relationship Agreement, the Company is satisfied that, in the event that Sir Anthony O'Reilly or Mr Peter John Goulandris become controlling shareholders because of taking up Rights Issue Units under the Underwriting Agreement, the Company will be capable of carrying on its business independently of such controlling shareholders (including any associates thereof) and that all transactions and relationships between the Group and such controlling shareholders (or associates thereof) will be at arm's length and on a basis no less favourable to the Company than a normal commercial basis.

The Relationship Agreement, which is dated 20 June, 2005 was entered into by the Company and Sir Anthony O'Reilly and Mr Peter John Goulandris. Under the Relationship Agreement each of Sir Anthony O'Reilly and Mr Peter John Goulandris has severally undertaken, from the time when either or both of them becomes a controlling shareholder (defined as any person (or persons acting jointly by agreement whether formal or otherwise) who is (i) entitled to exercise, or to control the exercise of, 30% or more of the rights to vote at general meetings of Waterford Wedgwood (but the rights to vote attaching to any treasury shares held by Waterford Wedgwood are not to be taken into account when calculating a person's percentage of rights to vote for this purpose); or (ii) able to control the appointment of directors who are able to exercise a majority of votes at board meetings of Waterford Wedgwood) pursuant to the Rights Issue that (a) he shall exercise, or procure the exercise of, the voting rights attributable to his holding so as to ensure that the Company and/or the Group is capable at all times of carrying on its business independently of him and/or his associates, (b) all transactions and relationships between him and/or his associates and/or any entity interested in his holding of Stock Units and the Group are conducted at arm's length and on a basis no less favourable to the Company than on a normal commercial basis, (c) he will abstain, or procure the abstention, from voting the Stock Units attributable to his holding in general meetings of the Company in respect of any contract or arrangement in which, in the reasonable opinion of the Independent Board (being the Directors other than those who may not vote as determined in accordance with the provisions detailed in the following paragraph), he has a material interest; (d) he will not exercise, or procure the exercise of, the voting rights in the Company attributable to his shareholding in favour of any amendment to the Articles which would be inconsistent with, or in violation of, the terms of the Relationship Agreement; and (e) he will procure that, within seven days of becoming aware of a significant acquisition opportunity of a non-publicly quoted company in the luxury crystal and ceramics businesses, the Company will be provided with notice of that investment opportunity and he and his associates will not pursue such acquisition opportunity if within a period of five Business Days the Company notifies him of its intention to take up such acquisition opportunity.

Each of the parties to the Relationship Agreement has also severally undertaken to use all reasonable endeavours to procure that during the term of the Relationship Agreement (a) in respect of any Board resolution relating to any transaction between any member of the Group and either or both of Sir Anthony O'Reilly or Mr Peter John Goulandris, no member of the Board may exercise a vote if he/she (i) is Sir Anthony O'Reilly, Mr Peter John Goulandris, Lady O'Reilly or Mr Tony O'Reilly Jnr (the "Current Relationship Directors"), (ii) is connected within the meaning of Section 26 of the 1990 Act (as amended by Section 76 of the Company Law Enforcement Act 2001) to that principal shareholder, or (iii) has a significant and direct business relationship with that principal shareholder which, in the reasonable opinion of the Independent Board (also excluding in this case the Director whose relationship is being considered) would materially interfere with the exercise by him/her of independent judgement on such matter; and (b) the requirements of the Listing Rules (if any) in respect of controlling shareholders, insofar as they relate to him as a principal shareholder, will be complied with.

The Relationship Agreement comes into effect on the date that either or both of Sir Anthony O'Reilly and Mr Peter John Goulandris become a controlling shareholder (as described above) pursuant to the Rights Issue. If such event has not occurred on or before 30 August, 2005 (or such later date as may be agreed in writing between the parties, being in any event no earlier than the date upon which Sir Anthony O'Reilly and Mr Peter John Goulandris (through Birchfield) would, if required, subscribe for Rights Issue Units pursuant to the Underwriting Agreement), the Relationship Agreement will terminate.

8.	Material Contracts

The following is a summary of all contracts (not being contracts entered into in the ordinary course of business), which have been entered into by any member of the Group within the two years immediately preceding the date of this document and which are or may be material and all other contracts (not being contracts entered into in the ordinary course of business) entered into by any member of the Group which contain any provision under which any member of the Group has any obligation or entitlement which is or may be material to the Group as at the date of this document:

(i)	The Underwriting Agreement entered into by the Company, Birchfield and Davy on 20 June, 2005. Pursuant to the Underwriting Agreement, subject to the fulfilment of certain conditions and on the terms set out in the Underwriting Agreement, Birchfield is acting as sole underwriter of the Rights Issue and Davy is acting as sponsor under the Listing Rules ("Sponsor") to the Rights Issue. Where Rights Issue Units are not subscribed for under the Rights Issue the Company and its broker, Davy, will seek to place the relevant Rights Issue Units with investors at a price not less than the Issue Price plus expenses of sale (including applicable commissions). If Davy, in its capacity as broker to Waterford Wedgwood, is unable to procure subscribers in this regard or, having concluded that it is unlikely that such subscribers can be procured, decides not to endeavour to procure subscribers, the relevant Rights Issue Units will be subscribed for by the Underwriter. See also a summary of the Deed of Undertaking at section 8(ii) below.

In consideration of its agreement to underwrite the Rights Issue, the Underwriter will be paid a commission, for the first 30 days of its commitment under the Underwriting Agreement, beginning on and including 20 June, 2005 (the "30 Day Commission Period"), of 2.5% of an amount equal to the value of the Rights Issue less the value of that proportion of the Rights Issue Units in which the O'Reilly/Goulandris Interests are interested in respect of which no underwriting commission is payable (the resultant amount being the "Underwriters Relevant Amount").

An additional commission of 0.125% of the value of the Underwriters Relevant Amount less an amount equal to 0.125% of the value of Rights Issue Units then taken up other than by the O'Reilly/Goulandris Interests is payable to the Underwriter for each seven days or part of seven days (if any) after the 30 Day Commission Period up to and including the earlier of the date of termination of the Underwriting Agreement and the Cut Off Date (as defined below). If the Underwriting Agreement is terminated in accordance with its terms, the Company will pay commissions to the Underwriter on the same basis as detailed above, save that the relevant percentage of commission applicable for the 30 Day Commission Period shall be 1%.

For this purpose "Cut Off Date" means the second Business Day following the last date for acceptance and payment in full under the Rights Issue (the "Closing Date").

The Company will pay all costs and expenses of the Underwriter and the Sponsor in connection with the Rights Issue, the issue of the Rights Issue Units and the arrangements referred to and contemplated by the Underwriting Agreement.

The Sponsor and the Underwriter have acknowledged that the Rights Issue Units have not been and will not be registered under the securities laws of any jurisdiction in Canada, Australia and Japan or any other territory or jurisdiction where the posting of the Prospectus and/or PALs would constitute a breach of local law or regulation ("Restricted Jurisdictions") and may not be, directly or indirectly, offered or sold, taken up, renounced or delivered, in or into Canada, Australia or Japan or to or by any resident of such countries.

The Sponsor and the Underwriter have further acknowledged that the Rights Issue Units have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States, or to or for the account or benefit of US persons, unless an exemption from the registration requirements of the Securities Act is available. Each of the Sponsor and the Underwriter has agreed that it will not offer or sell the Rights Issue Units, within the United States or to or for the account or benefit of US persons, until 40 days after the commencement of the Rights Issue, and it will have sent to each broker/dealer or sub-underwriter to which it sells in reliance on Regulation S during such 40 day period a confirmation or other notice detailing the restrictions on offers and sales of such securities within the United States, or to or for the account or benefit of US persons. In addition, each of the Sponsor and the Underwriter has agreed that no such securities will be offered or sold by or on behalf of it or any sub-underwriter in the United States except by a broker/dealer registered under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), or pursuant to a valid exemption from such requirements under the Exchange Act.

The Underwriting Agreement contains certain standard representations, warranties, undertakings and indemnities by the Company in favour of the Sponsor and the Underwriter in relation, inter alia, to this document, the business of the Group and the Group's ability to implement the Rights Issue.

The Underwriting Agreement is conditional upon, inter alia, the Irish Takeover Panel granting the Waiver, the Independent Shareholders approving the Waiver Resolution at an extraordinary general meeting (the "Required EGM") prior to the time of despatch of this document and the PALs to Stockholders; Shareholders approving Resolutions 2, 3 and 4 at the Required EGM; this document being approved by the Irish Stock Exchange and by the UKLA; the posting of this document and of the PALs in respect of the Rights Issue Units by no later than 31 August, 2005 (or such other date as the Underwriter, the Sponsor and the Company may agree); the admission of all of the Rights Issue Units, nil paid, to the Official Lists and to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange becoming effective by not later than 8.00 a.m. on the first Business Day following the date of posting of the PALs; there having been no Event of Default or Default under the terms of the Facility Agreement and as defined in the Facility Agreement, which is continuing and has not been remedied or waived; and the Underwriting Agreement not having been terminated at any time prior to Admission.

The Underwriting Agreement may be terminated by the Underwriter or the Sponsor if, before Admission: (i) the Underwriter or the Sponsor, becomes aware that any warranty given to it by the Company was not, when given, true, accurate and not misleading in any respect and as a result could be expected to have a material adverse effect on the Rights Issue; (ii) a matter has arisen after the date of the Underwriting Agreement which would have rendered any warranty given by the Company, if repeated at that time, to be untrue, inaccurate or misleading by reference to the facts then existing and as a result could be expected to have a material adverse effect on the Rights Issue; (iii) a material adverse change occurs with respect to the Company and its subsidiaries; (iv) the Company fails to comply in any respect which would have a material adverse effect on the Rights Issue with any of its obligations under the Underwriting Agreement; or (v) any change in national or international financial, monetary, military, economic, political or stock market conditions occurs which, in the reasonable opinion of the Underwriter or the Sponsor, arrived at in good faith, would, or would be likely to, be materially prejudicial to the Company or any of its subsidiaries or to the offering constituted by the Rights Issue or to the acquisition of the Rights Issue Units by persons pursuant thereto.

(ii)	The Deed of Undertaking entered into by the Company, with each of Sir Anthony O'Reilly and Mr. Peter John Goulandris on 20 June, 2005. Pursuant to the Deed of Undertaking, each of Sir Anthony O'Reilly and Mr Peter John Goulandris (together the "Obligors" for the purposes of this description) as owners of the entire issued share capital of Birchfield, severally undertook as to 50% each to the Company to procure the due and punctual performance by Birchfield of its obligations under the Underwriting Agreement. The Obligors have severally agreed to pay to the Company on demand any sum that Birchfield is due to pay under the Underwriting Agreement and has not paid at the time due for payment. Pursuant to the Deed of Undertaking, the Obligors also irrevocably and unconditionally agreed severally to indemnify (and keep indemnified) the Company on demand for any loss, liability or cost incurred by the Company as result of any obligations under the Underwriting Agreement becoming void, voidable or unenforceable as against Birchfield.

(iii)	The Relationship Agreement, the principal terms of which are summarised in section 7 of this Part 5.

(iv)	An agreement dated 24 May, 2005 entered into by Waterford Crystal Limited ("WCL") (a wholly owned subsidiary of Waterford Wedgwood) and Parker Green (Carlow) Limited relating to the disposal by WCL of 22 acres of under-utilised land surrounding its Sports and Leisure Centre in Waterford for a total gross consideration of €32.9 million. All material terms of this agreement have been previously disclosed (in the May 2005 Document) and made available for inspection. Accordingly, as permitted by the Listing Rules, the material terms are not repeated herein. The agreement is available for inspection as stated in section 18 of Part 5 of this document.

(v)	A relationship agreement dated 14 December, 2004 entered into by the Company and Sir Anthony O'Reilly and Mr Peter John Goulandris, in order to address the requirements of the Listing Rules with respect to controlling shareholders. This agreement terminated on 28 February, 2005 as neither Sir Anthony O'Reilly nor Mr Peter John Goulandris became a controlling shareholder for the purposes of the Listing Rules. All material terms of this agreement have been previously disclosed (in the December 2004 Document) and made available for inspection. Accordingly, as permitted by the Listing Rules, the material terms are not repeated herein. The agreement is available for inspection as stated in section 18 of Part 5 of this document.

(vi)	An agreement dated 21 October, 2004 entered into by the Company, Birchfield and Davy, pursuant to which Birchfield and Davy agreed to underwrite the 2004 Rights Issue as to 70% and 30% respectively. All material terms of this agreement have been previously disclosed (in the December 2004 Document) and made available for inspection. Accordingly, as permitted by the Listing Rules, the material terms are not repeated herein. The agreement is available for inspection as stated in section 18 of Part 5 of this document.

(vii)	The Company entered into the 2004 Deed of Undertaking with each of Sir Anthony O'Reilly and Mr. Peter John Goulandris on 21 October, 2004. Pursuant to the 2004 Deed of Undertaking, each of Sir Anthony O'Reilly and Mr Peter John Goulandris (together the "Obligors") as owners of the entire issued share capital of Birchfield, severally undertook to the Company to procure the due and punctual performance by Birchfield of its obligations under the 2004 Underwriting Agreement. All material terms of this agreement have been previously disclosed (in the December 2004 Document) and made available for inspection. Accordingly, as permitted by the Listing Rules, the material terms are not repeated herein. The agreement is available for inspection as stated in section 18 of Part 5 of this document.

(viii)	Agreements dated 28 May, 2004 and 25 June, 2004 between Anglo Irish Bank Corporation plc ("Anglo Irish") and the Company relating to the provision of two tranches of subordinated debt, in the amounts of €32.5 million and €7.5 million respectively. (Agreements were entered into on 28 May, 2004 and 28 June, 2004 between Anglo Irish and Lionheart Ventures (Overseas) Limited, a Cyprus incorporated company controlled by Sir Anthony O'Reilly ("Lionheart") relating to options of Anglo Irish to put the two subordinated loans at par plus accrued interest to Lionheart.) All material terms of these agreements have been previously disclosed (in the May 2005 Document) and made available for inspection. Accordingly, as permitted by the Listing Rules, the material terms are not repeated herein. The agreements are available for inspection as stated in section 18 of Part 5 of this document.

(ix)	An agreement dated 30 September, 2004, in respect of the principal credit facility of the Company, between among others, the Company and Burdale Financial Limited (the "Agent"), (the "Facility Agreement"). All material terms of this agreement have been previously disclosed (in the May 2005 Document) and made available for inspection. Accordingly, as permitted by the Listing Rules, the material terms are not repeated herein. The agreement is available for inspection as stated in section 18 of Part 5 of this document.

(x)	An agreement dated 30 September, 2004, between the Company, and the other parties to the Facility Agreement, being an Intercreditor and Security Trust Agreement (the "Intercreditor Agreement") which was a condition precedent to the Facility Agreement. Among other things, the Intercreditor Agreement restricts the ability of the Company to make payments on the Subordinated Bonds in certain circumstances (including default under the Facility Agreement), restricts the ability of the trustee under the Subordinated Bonds indenture (which is as referred to in sub-section xii below) to accelerate or demand payment under the Subordinated Bonds and subordinates the claims of Subordinated Bonds holders to those under the Facility Agreement in the event of the insolvency of the Company. All material terms of this agreement have been previously disclosed (in the Subordinated Bonds Offering Memorandum) and made available for inspection. Accordingly, as permitted by the Listing Rules, the material terms are not repeated herein. The agreement is available for inspection as stated in section 18 of Part 5 of this document.

(xi)	An agreement dated 28 May, 2004 entered into by the Company and its wholly owned subsidiary, Ballygunner Holdings, and Societé d'Emboutissage de Bourgogne SA relating to the sale of All-Clad USA, Inc. All material terms of this agreement have been previously disclosed (in the July 2004 Document) and made available for inspection. Accordingly, as permitted by the Listing Rules, the material terms are not repeated herein. The agreement is available for inspection as stated in section 18 of Part 5 of this document.

(xii)	An agreement dated 1 December, 2003 entered into by the Company, certain of its subsidiaries as guarantors and The Bank of New York as trustee, and relating to the issue of the Subordinated Bonds. All material terms of this agreement have been previously disclosed (in the Subordinated Bonds Offering Memorandum) and made available for inspection. Accordingly, as permitted by the Listing Rules, the material terms are not repeated herein. The agreement is available for inspection as stated in section 18 of Part 5 of this document.

(xiii)	An agreement dated 14 November, 2003 entered into by the Company, the executive Directors of the Company, Sir Anthony O'Reilly and Mr Peter John Goulandris, and Davy, pursuant to which Davy agreed to underwrite the 2003 Rights Issue. All material terms of this agreement have been previously disclosed (in the December 2003 Document) and made available for inspection. Accordingly, as permitted by the Listing Rules, the material terms are not repeated herein. The agreement is available for inspection as stated in section 18 of Part 5 of this document.

9.	Working Capital

The Company, is of the opinion that, having regard to existing cash resources and available bank and other financing facilities and taking into account the net proceeds of the Rights Issue, the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

10.	Subsidiary Undertakings of Waterford Wedgwood

The Company is the ultimate holding company of the following subsidiaries:

Name	Registered office and country of incorporation	Nature of business
Manufacturing
Waterford Crystal (Manufacturing) Ltd	Kilbarry, Waterford, Ireland	Crystal glass manufacturer
Royal Doulton (UK) Limited	Etruria, Stoke on Trent, England	Distributor
PT Doulton	Tangerang, Indonesia	Ceramic manufacturer
Josiah Wedgwood & Sons Ltd	Barlaston, Stoke-on-Trent, England	Ceramic tableware/giftware manufacturer
Rosenthal AG	Selb, Germany	Ceramic tableware/giftware manufacturer
Distribution
Waterford Crystal Ltd*	Kilbarry, Waterford, Ireland	Distributor
Stuart & Sons Ltd*	Barlaston, Stoke-on-Trent, England	Distributor
Waterford Wedgwood Australia Ltd	Barlaston, Stoke-on-Trent, England	Distributor
Waterford Wedgwood Canada Inc.	Toronto, Canada	Distributor

Name	Registered office and country of incorporation	Nature of business
Waterford Wedgwood USA Inc.	New York, USA	Distributor
Waterford Wedgwood Japan Ltd	Tokyo, Japan,	Distributor
Waterford Wedgwood Retail Ltd	Barlaston, Stoke-on-Trent, England	Retailer
Josiah Wedgwood & Sons (Exports) Ltd	Barlaston, Stoke-on-Trent, England	Exporter
Josiah Wedgwood (Malaysia) Sdn Bhd	Kuala Lumpur, Malaysia	Retailer
Waterford Wedgwood Trading Singapore Pte. Ltd	Singapore	Distributor
Waterford Wedgwood (Taiwan) Ltd	Taipei, Taiwan	Distributor
Wedgwood GmbH	Selb, Germany	Sales office
W/C Imports Inc.	California, USA	Linen distributor
Royal Doulton Australia Pty Ltd	New South Wales, Australia	Distributor
Royal Doulton Canada Ltd	Toronto,Canada	Distributor
Royal Doulton Hong Kong Ltd	Hong Kong	Distributor
Royal Doulton Japan KK	Tokyo, Japan	Distributor
Royal Doulton USA Inc.	Somerset, New Jersey, USA	Distributor
Spring Switzerland GmbH*	Switzerland	Distributor
Spring USA Corporation	Delaware, USA	Distributor
Cashs Mail Order Limited*	Kilbarry, Waterford	Distributor
Finance
Statum Limited	Barlaston, Stoke-on-Trent, England	Finance
Other
Waterford Wedgwood U.K. plc*	Barlaston, Stoke-on-Trent, England	Subsidiary holding company
Wedgwood Ltd	Barlaston, Stoke-on-Trent, England	Subsidiary holding company
Waterford Wedgwood Inc.	Delaware, USA	Subsidiary holding company
Waterford Glass Research and Development Ltd*	Kilbarry, Waterford, Ireland	Research and development
Waterford Wedgwood Employee Share Ownership Plan (Jersey) Ltd*	St. Helier, Jersey	Trustee company
Waterford Wedgwood GmbH	Selb, Germany	Subsidiary holding company
Waterford Wedgwood Linens Inc.*	Delaware, USA	Subsidiary holding company
Royal Doulton plc	Etruria, Stoke-on-Trent, England	Subsidiary holding company
Ashling Corporation	California, USA	Subsidiary holding company
Dungarvan Crystal*	Kilbarry, Waterford, Ireland	Subsidiary holding company

Immediate subsidiaries of Waterford Wedgwood plc are marked*. With the exception of PT Doulton, where the Group owns 95%, Rosenthal AG, where the Group owns 89.8%, Ashling Corporation, where the Group owns 86.5% and Spring USA Corporation, where the Group owns 60%, all subsidiary companies are 100% owned. All companies operate primarily in their country of incorporation with the exception of Waterford Wedgwood Australia Limited which operates in Australia.

11.	Legal Proceedings

(a)	Save as disclosed below, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Waterford Wedgwood is aware) which may have, or have had during the 12 months immediately preceding the date of this document, a significant effect on the Group's financial position.

Waterford Wedgwood USA Inc. is a defendant, with Federated Department Stores Inc., the May Department Stores Co., and Lennox, Inc, in a putative class-action antitrust case brought by W. Scott Young and Tami Galindo, on behalf of themselves and all others similarly situated, which the District Court for the Northern District of California ("Court") has described as claiming vertical minimum resale price maintenance, horizontal price fixing and an exclusionary group boycott. The case commenced with the filing of the complaint on 26 August, 2004. The Company denies these allegations and is contesting the litigation vigorously.

In March, 2005 a motion to dismiss filed by Waterford Wedgwood and by Federated Stores and May Company was denied and in April, 2005 the Court issued an order on discovery which is now ongoing in respect of this action. It is too early to determine the likely outcome of this matter and any potential loss is incapable of estimation.

12.	Significant Changes

Save for the Disposal, which provided the Group with net proceeds of €25 million, after expenses and capital gains tax of in aggregate €7.9 million, and from which a reduction of the Tranche B Loan by €7.5 million has been effected, and a decline in sales of 8% in the April – June, 2005 quarter relative to the prior year as detailed in the section of the Preliminary Results entitled "Current Trading", there has been no significant change in the financial or trading position of the Group since 31 March, 2005, the date to which the Group's latest financial statements were published (being the audited preliminary results for the twelve months ended 31 March, 2005).

13.	Consents

Davy, of Davy House, 49 Dawson Street, Dublin 2, Ireland, which is regulated in Ireland by the Irish Financial Services Regulatory Authority, has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of its name and references thereto in the form and context in which they appear.

PricewaterhouseCoopers of George's Quay, Dublin 2, Ireland has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of its name and references thereto in the form and context in which they appear.

14.	Principal Investments

No principal investments are being or are proposed to be made by the Company or by any member of the Group. No firm commitments to make significant future investments have been made by the Directors in relation to the Group.

15.	General

(a)	Prior to 2002, the financial year of Waterford Wedgwood ended on 31 December and the last full such financial year was the year ended 31 December, 2001. Thereafter, the Group changed its financial year end to 31 March in recognition of the Group's historic seasonal weighting towards the last six months of the calendar year, particularly the Thanksgiving and Christmas holiday seasons in November and December, and to provide a more balanced view of the Group's services and financial performance and enable management to plan more effectively the Group's business.

The audited consolidated financial statements and annual accounts of the Company as at and for the year ended 31 December, 2001, as at and for the three months ended 31 March, 2002 and as at and for the years ended 31 March, 2003 and 31 March, 2004, upon which unqualified reports have been given, have been audited by PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, George's Quay, Dublin 2, Ireland.

(b)	The total costs and expenses of and incidental to the Rights Issue payable by the Company including registration, the costs of printing, advertising and distributing this document, capital duty on the issue of the New Ordinary Shares comprised in the Rights Issue Units, corporate finance, legal and accountancy fees and underwriting commission of 2.5% of an amount equal to the value of the Rights Issue less the value of that proportion of the Rights Issue Units in which the O'Reilly/Goulandris Interests are interested, (as described in section 8(i) above), (assuming an underwriting commitment period of no more than 30 days), are estimated to be approximately €5 million (inclusive of value added tax). None of this is payable to financial intermediaries.

(c)	The consideration to be paid by the Company to Birchfield (being a related party within the meaning of Chapter 11 of the Listing Rules), pursuant to the Underwriting Agreement in respect of its underwriting is no more than the usual commercial underwriting consideration in respect of its underwriting commitment, save that no underwriting commission is payable on the value of that proportion of the Rights Issue Units in which the O'Reilly/Goulandris Interests are interested.

(d)	Birchfield is an international business company incorporated in the British Virgin Islands. Sir Anthony O'Reilly and Mr Peter John Goulandris each own 100 shares in Birchfield, each representing 50% of Birchfield's issued and outstanding common stock. Birchfield has issued no other equity or debt securities. It was dormant until it entered into the 2004 Underwriting Agreement with the Company and Davy on 21 October, 2004 in respect of the 2004 Rights Issue and its only asset is US$2,000 in cash which it received for the issuance of its shares to its shareholders. Its only business will be to fulfil its obligation to fully underwrite the Rights Issue, and thereafter, to hold for investment any Stock Units for which it is called upon to subscribe pursuant to the Underwriting Agreement. Immediately prior to the time it may need to pay funds to the Company for the underwritten Rights Issue Units, it will receive capital contributions from its two shareholders in sufficient amounts to satisfy such obligation. The Deed of Undertaking confirms this arrangement.

(e)	There will be no change in the total emoluments receivable by the Directors as a result of the Rights Issue. The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and other benefits in kind) paid to the directors (including previous directors and including the previously disclosed success fee paid to Mr Peter Cameron in connection with the sale of All-Clad) by the Company or by any other member of the Group during the financial year ended 31 March, 2005 was approximately €12.4 million.

(f)	The Secretary of the Company is Patrick Dowling of Kilbarry, Waterford, Ireland. Mr Patrick Dowling is also Chief Financial Officer of the Company.

(g)	The Company's Registrars and Receiving Agent for the Rights Issue in Ireland is Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland.

(h)	No Stock Units of the Company are currently in issue with a fixed date on which entitlements to a dividend arises and there are no arrangements in force whereby future dividends are waived or agreed to be waived.

(i)	Neither the Company nor Waterford Wedgwood UK has convertible debt securities, exchangeable debt securities or debt securities with warrants in issue.

(j)	There were no interruptions in the Group's business in the last twelve months which may have or had a significant effect on the Group's financial position.

(k)	None of the Rights Issue Units have been marketed or are available in whole or in part to the public in conjunction with the application for Admission, save under the terms of the Rights Issue.

(l)	The Rights Issue has been fully underwritten by Birchfield, whose principal place of business is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(m)	Having carefully considered the benefits to the Company of competitive tendering of sub-underwriting commissions, the Directors have concluded that any such tendering process would be unlikely to result in any significant benefit to the Company and would not therefore be appropriate in connection with the Rights Issue.

(n)	Save for the financial information contained in Part 4 of this document which has been audited by PricewaterhouseCoopers, and references to financial information in respect of a completed financial year for which audited information has been published, no other information in this document has been audited.

(o)	As at 23 June, 2004 (being the latest practicable date prior to the publication of this document), Davy Corporate Finance Limited, being the company directly involved in the sponsorship activities of Davy in relation to the Rights Issue, and directors and employees of Davy directly involved in such sponsorship activities, were interested in 35,826 Existing Stock Units in aggregate, representing 0.001% of the Existing Issued Share Capital.

(p)	The following source documents have been used in the compilation of this document, unless otherwise stated:

(i)	in the case of audited financial information on Waterford Wedgwood other than as stated at sub-paragraph (iii) below, the relevant annual reports;

(ii)	in the case of interim financial information on Waterford Wedgwood, the relevant unaudited interim results; and

(iii)	in the case of audited annual financial information on Waterford Wedgwood in respect of the financial year ended 31 March, 2005, the Preliminary Results.

(p)	Save for the recommended offer made by Waterford Wedgwood UK in December, 2004 to acquire the entire issued and to be issued share capital of Royal Doulton not already owned by it (being 78.84% of the issued share capital of Royal Doulton) at a price of Stg12p per share, which offer was declared wholly unconditional on 17 January, 2005, no public takeover by the Group has occurred in respect of another company's shares during the period covered by the last financial year and the current financial year. Nor has any public takeover by a third party in respect of Waterford Wedgwood securities occurred during the period covered by the last financial year and the current financial year.

16.	General Information Relating to Waterford Wedgwood UK

Waterford Wedgwood UK is an intermediate holding company, registered in the United Kingdom (Number 2058427), the ultimate parent company of which is Waterford Wedgwood. Waterford Wedgwood UK will be the issuer of 1,691,857,115 New Income Shares, which together with the 1,691,857,115 New Ordinary Shares to be issued by Waterford Wedgwood, make up the 1,691,857,115 Rights Issue Units to be issued under the Rights Issue. Information required to be disclosed on Waterford Wedgwood UK pursuant to the Listing Rules and pursuant to section 79 of FSMA is as set out below. This information takes account of the fact that Waterford Wedgwood UK is not independent but is a subsidiary of Waterford Wedgwood whose financial affairs are therefore fully consolidated into those of the Waterford Wedgwood Group and the businesses of whose subsidiaries are fully integrated with those of Waterford Wedgwood UK's other subsidiaries.

(a)	The Waterford Wedgwood UK Directors, whose names and business addresses are set out below, accept responsibility for the information contained in this document relating to Waterford Wedgwood UK only. To the best of the knowledge and belief of the Waterford Wedgwood UK Directors (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)	The Waterford Wedgwood UK Directors are as follows:

Peter John Goulandris* (Chairman)
Andrew Elsby-Smith
Patrick Redmond O'Donoghue
Lady Chryss O'Reilly*
Dr Francis Alan Wedgwood*
Lord Piers Wedgwood

* denotes non-executive

The Secretary of Waterford Wedgwood UK is Patrick Dowling. The business address of Mr Andrew Elsby-Smith is at the registered address of Waterford Wedgwood UK, being at Barlaston, Stoke-on-Trent, Staffordshire ST12 9ES, United Kingdom. The business address of all the other Waterford Wedgwood UK Directors is as set out in section 5(a) of this Part 5. Mr Andrew Elsby Smith does not hold, nor has held, in the five years preceding the date of this document, any directorships or partnerships in any companies or partnerships (other than the following current directorships in Group companies: Josiah Wedgwood & Sons (Exports) Ltd, Josiah Wedgwood & Sons Limited, Precision Studios Ltd, Statum Limited, Waterford Export Ltd, Waterford Glass (U.K.) Ltd, Waterford Wedgwood Australia Ltd, Waterford Wedgwood Retail Limited and Wedgwood Limited, and other that the follow previous directorships in Group companies: Wedgwood Estate Company Ltd (dissolved) and Wedgwood Housing Association Ltd (dissolved).). There is no information required to be disclosed in relation to Mr Andrew Elsby-Smith under paragraph 6F2 (b) to (g) of the Listing Rules.

(c)	Mr Andrew Elsby-Smith is interested in 66,154 Stock Units (and therefore in that number of Income Shares) and holds 537,516 Options which are exercisable between 24 May, 1999 and 8 November, 2011 at option prices between £0.09 and £0.63. The interests of the other Waterford Wedgwood UK Directors in Income Shares, as shown in the register of directors interests maintained for the purpose of Section 325 of the Companies Act 1985 of England and Wales, all of which are comprised in Stock Units, are as shown in section 5(b) of this Part 5.

(d)	Mr Andrew Elsby-Smith holds 1 ordinary share in Waterford Wedgwood UK. The balance of the issued ordinary share capital of Waterford Wedgwood UK (being 181,601,768 ordinary shares) is held by Waterford Wedgwood.

(e)	Waterford Wedgwood UK is the holding company of the following subsidiaries:

Wedgwood Limited
Waterford Wedgwood Trading Singapore Pte. Limited
Waterford Wedgwood Canada Inc.
Royal Doulton plc

Further details on the companies listed above is included in section 10 of this Part 5.

(f)	As at the date of this document, with the exception of those described in section 5(g) of Part 5 of this document, there are no existing or proposed Directors Service Contracts (as defined in the Listing Rules) between a member of the Group and any of the Waterford Wedgwood UK Directors, nor are there any equivalent arrangements regulating the terms and conditions of their employment.

(g)	The aggregate remuneration (including pension contributions and benefits in kind) of the directors of Waterford Wedgwood UK for the year ended 31 March, 2005 amounted to £4.7 million, of which £5,000 was due to Peter John Goulandris and was waived by him.

(h)	Waterford Wedgwood UK is wholly owned by Waterford Wedgwood except for Income Shares held directly by Stockholders and except for the ordinary share in Waterford Wedgwood UK held as disclosed in sub-section (d) of this section 16.

(i)	(i)	The authorised share capital and the issued and fully paid share capital of Waterford Wedgwood UK as at the date of this document, is as shown in Table 1 in section 2 of this Part 5.

(ii)	Following the Rights Issue, the authorised, issued and fully paid share capital of Waterford Wedgwood UK will be as shown in Table 2 in section 2 of this Part 5.

(iii)	No options have been granted over the ordinary share capital of Waterford Wedgwood UK.

(iv)	By a special resolution passed on 23 June, 2005 the pre-emption rights pursuant to Section 89(1) of the Companies Act 1985 of England and Wales were disapplied and the Waterford Wedgwood UK Directors were empowered to allot equity securities (as defined in Section 94 of that Act) in connection with a rights issue and otherwise than on a rights issue up to a maximum nominal amount not exceeding Stg£12,000,000.

(v)	By an ordinary resolution passed on 23 June, 2005 the directors of Waterford Wedgwood UK Directors were unconditionally authorised pursuant to Section 80 of the Companies Act 1985 of England and Wales to allot and issue relevant securities up to an aggregate nominal amount of Stg£47,016,745.09 during the period ending on the earlier of the conclusion of the next annual general meeting of Waterford Wedgwood UK and the date falling 15 months after the passing of the resolution.

(vi)	The New Income Shares comprised in the Rights Issue Units are being created and issued in reliance upon the resolutions, authorities and approvals referred to in sub-paragraphs (iv) and (v) above.

(j)	A summary of the memorandum and articles of association of Waterford Wedgwood UK is as set out below. The terms of, and rights associated with, the Income Shares is as set out in section 3(B) of this Part 5.

(i)	Voting

The ordinary shares of Waterford Wedgwood UK entitle the holders thereof to attend and vote at any general meeting of Waterford Wedgwood UK and on a show of hands every holder of ordinary shares who is present in person has one vote and on a poll every such holder who is present in person or by proxy has one vote for each ordinary share of which he is the holder.

(ii)	Income

The ordinary Shareholders in Waterford Wedgwood UK are entitled to such dividends as may be declared on such shares.

(iii)	Capital

On a return of capital on a winding-up or otherwise (other than on conversion, redemption or purchase of shares) the holders of the ordinary shares are entitled, after any payment to the holders of any other class of shares, to the balance of the surplus assets of Waterford Wedgwood UK to be distributed among such holders of ordinary shares rateably according to the number of such shares held by them respectively.

(iv)	Transfer

The ordinary shares are transferable by instrument of transfer in any common or usual form. The Waterford Wedgwood UK Directors may decline to register any instrument of transfer unless the instrument of transfer is in respect of only one class of share and is lodged at the place where the register of Waterford Wedgwood UK is situated, accompanied by the relevant share certificate and such other evidence as the Waterford Wedgwood UK Directors may reasonably require to show the right of the transferor to make the transfer. The same instrument of transfer may include the same number of Income Shares and Ordinary Shares.

The Waterford Wedgwood UK Directors may not decline to register any transfer of shares where such transfer is by any bank or institution to whom such shares have been charged by way of security, pursuant to the power of sale under such security.

(k)	The provisions of Section 89(1) of the Companies Act 1985 of England and Wales (which to the extent not disapplied pursuant to Section 95 of the Companies Act 1985 confer upon Shareholders rights of pre-emption in respect of the allotment of equity securities which are or are to be paid up in cash) apply to the balance of the authorised but unissued share capital of Waterford Wedgwood UK, which is not the subject of the disapplications referred to in paragraph (h)(iv) above.

(l)	Taxation of Waterford Wedgwood UK dividends.

Information in relation to United Kingdom taxation is given in section 6 of Part 2 of this document.

(m)	The registered office and principal place of business of Waterford Wedgwood UK is at Barlaston, Stoke-on-Trent, Staffordshire ST12 9ES, United Kingdom.

(n)	Waterford Wedgwood UK was incorporated in England as Dayoffer public limited company under the Companies Act 1985 of England and Wales on 25 September, 1986 and changed its name to Waterford Wedgwood Holdings plc on 21 October, 1986 and to Waterford Wedgwood UK plc on 2 October, 1989.

(o)	The registrars of Waterford Wedgwood UK are Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland.

(p)	Consolidated accounts for Waterford Wedgwood UK, as at and for the year ended 31 March, 2004, upon which an unqualified report has been given, were audited by PricewaterhouseCoopers, George's Quay, Dublin 2, Ireland, who were appointed auditors following the resignation of PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, Donington Court, Pegasus Business Park, Castle Donington, East Midlands, DE74 2UZ, United Kingdom.

(q)	Consolidated accounts for Waterford Wedgwood UK, as at and for the year ended 31 December, 2001 and as at and for the three months ended 31 March, 2002, upon which unqualified reports have been given, have been audited by PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, Donington Court, Pegasus Business Park, Castle Donington, East Midlands DE74 2UZ, United Kingdom. On 1 January, 2003 PricewaterhouseCoopers transferred their business to a limited liability partnership PricewaterhouseCoopers LLP, following which PricewaterhouseCoopers resigned and the Waterford Wedgwood UK Directors appointed PricewaterhouseCoopers LLP as auditors. Consolidated accounts for Waterford Wedgwood UK as at and for the year ended 31 March, 2003 upon which an unqualified report was given, were audited by PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, Donington Court, Pegasus Business Park, Castle Donington, East Midlands, DE74 2UZ, United Kingdom.

17.    Available Information

Waterford Wedgwood is currently subject to the reporting requirements of the Exchange Act and, in accordance therewith, currently files reports and other information with the SEC. These reports and other information can be inspected and copied at the public reference facilities of the SEC located at 100F Street, N.E, Room 1580 Washington D.C. 20549, USA and at the SEC's regional office at 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604, USA. Copies of these materials can also be obtained from the Public Reference Section of the SEC at 100F Street, N.E. Room 1580 Washington D.C. 20549, USA at prescribed rates. Waterford Wedgwood's reports on Form 20-F and Form 6-K filed with, or furnished to, the SEC after 25 January, 2003 are available on the SEC website at www.sec.gov.

18.    Documents Available for Inspection

Copies of the documents referred to below will be available for inspection during normal business hours on any weekday (Saturdays, Sundays, bank holidays and public holidays excepted) at the offices of William Fry Solicitors, Fitzwilton House, Wilton Place, Dublin 2, Ireland and Clifford Chance LLP, 10 Upper Bank Street, Canary Wharf, London E14 5JJ, United Kingdom from the date of this document up to and including 18 July, 2005.

(a)	the Memorandum and Articles of Association of the Company;

(b)	the Memorandum and Articles of Association of Waterford Wedgwood UK;

(c)	the audited consolidated financial statements of the Company for the year ended 31 December, 2001, the three months ended 31 March, 2002 and the two years ended 31 March, 2003 and 31 March, 2004;

(d)	the audited consolidated financial statements of Waterford Wedgwood UK for the year ended 31 December, 2001, the three months ended 31 March, 2002 and the two years ended 31 March, 2003 and 31 March, 2004;

(e)	the Company's annual report on Form 20-F for the year ended 31 March, 2004;

(f)	the Preliminary Results;

(g)	the announcements issued by Waterford Wedgwood dated 10 January, 2005, 14 March, 2005 and 4 May, 2005;

(h)	the rules of the Share Option Schemes and of the Employee Participation Schemes;

(i)	the Employee Share Ownership Plan Trust Deed;

(j)	the Directors' service contracts referred to in section 5(g) of this Part 5;

(k)	the material contracts referred to in section 8 of this Part 5;

(l)	the written consents referred to in section 13 of this Part 5;

(m)	the letter from the Panel to Davy Corporate Finance Limited dated 23 May, 2005 granting the Concert Party, subject to the specified conditions, a waiver of the potential general offer obligations under Rule 9 of the Takeover Rules;

(n)	the December 2003 Document, the July 2004 Document, the December 2004 Document, the Subordinated Bonds Offering Memorandum, and the May 2005 Document;

(o)	the Provisional Allotment Letter; and

(p)	this document.

Dated: 27 June, 2005

DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires or unless it is otherwise specifically provided:

the "1983 Act"	the Companies (Amendment) Act 1983;
the "1990 Act"	the Companies Act 1990;
the "1996 Regulations" or the "Regulations"	the Companies Act 1990 (Uncertificated Securities) Regulations 1996 (S.I. No 68 of 1996);
"2004 Deed of Undertaking"	the deed dated 21 October, 2004 entered into by Sir Anthony O'Reilly, Mr Peter John Goulandris and the Company, the principal terms of which were summarised in the December 2004 Document;
"2004 Relationship Agreement"	the agreement dated 14 December, 2004 entered into between the Company, Sir Anthony O'Reilly and Mr Peter John Goulandris, the principal terms of which were summarised in the December 2004 Document;
"2004 Rights Issue"	the 2004 5 for 3 rights issue of 1,661,645,381 rights issue units, as detailed in the December 2004 Document, and "2004 Rights Issue Units" means the rights issue units issued pursuant to such rights issue;
"2004 Underwriting Agreement"	the agreement dated 21 October, 2004 between the Company, Birchfield and Davy, the principal terms of which were summarised in the December 2004 Document;
"20-F"	the Company's annual report on Form 20-F for the year ended 31 March, 2004;
"Act"	the Companies Act 1963;
"Admission"	the admission of the Rights Issue Units, nil paid, to the Official Lists becoming effective in accordance with the Listing Rules and the admission of the Rights Issue Units to trading on the respective main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange becoming effective in accordance with the Listing Rules of the Irish Stock Exchange and the LSE Admission and Disclosure Standards respectively;
"ADR(s)"	American Depositary Receipts, evidencing the ADSs;
"ADS(s)"	American Depositary Shares, each representing 10 Stock Units, in which trading takes place in the US over the counter on the basis of prices quoted by NASDAQ;
"All-Clad"	All-Clad USA Inc, a US based cookware business sold by Waterford Wedgwood in July, 2004;
"Anglo Loan"	means the subordinated loans to the Company by Anglo Irish Corporation plc pursuant to agreements dated 28 May, 2004 and 25 June, 2004, the principal terms of which were summarised in the May 2005 document;
"Articles" or "Articles of Association"	the Articles of Association of the Company;
"Australia"	the Commonwealth of Australia, its states, territories and possessions;

"Birchfield"	Birchfield Holdings Limited, which is owned equally by Sir Anthony O'Reilly and Mr Peter John Goulandris;
"Birchfield Directors"	Denis C. Tseretopoulos and Patricia E. Lightbourne;
"Board" or "Directors"	the board of directors of the Company, whose names are set out on page 8 of this document;
"Business Day"	any day (other than a Saturday or Sunday) on which lending banks in Dublin and London are open for business;
"Canada"	Canada, its provinces and territories and all areas subject to its jurisdiction and any political subdivision thereof;
"CCSS"	the CREST Courier and Sorting Service established by CRESTCo to facilitate, inter alia, the deposit and withdrawal of securities;
"Ceramics Group"	the division of the Group incorporating Wedgwood, Royal Doulton and Rosenthal;
"certificated" or "certificated form"	not in uncertificated form;
"Closing Date"	11.00 a.m. on 18 July, 2005, the latest date for acceptance and payment in full under the Rights Issue;
"Company's Registrars" or "Company's Receiving Agent"	Capita Corporate Registrars Plc;
"Concert Party"	Sir Anthony O'Reilly, Mr Peter John Goulandris, Birchfield and, pursuant to Rule 3.3 of Part A of the Irish Takeover Rules, Birchfield's holding company (none), its subsidiaries (none) and subsidiaries of its holding company (none), any associated companies of such companies (none) and companies of which such companies are associated companies (none), the Birchfield Directors and the spouse, parents, brothers, sisters and children of each of Sir Anthony O'Reilly and Mr Peter John Goulandris and the Birchfield Directors, and any trustee of a trust (including a discretionary trust) of which any such person(s) is a beneficiary or a potential beneficiary (none);
"Cost Restructuring Programme"	the cost restructuring programme detailed in the section of Part 1 of this document entitled "Background to and Reasons for the Rights Issue" and as announced on 4 May, 2005;
"CREST"	the relevant system for the paperless settlement of trades and the holding of uncertificated securities operated by CRESTCo in accordance with the 1996 Regulations;
"CRESTCo"	CRESTCo Limited, the operator of CREST;
"CREST Manual"	the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedures and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by CRESTCo on 15 July, 1996 and as amended since that date);
"CREST member"	a person who has been admitted by CRESTCo as a system-member (as defined in the 1996 Regulations);
"CREST participant"	a person who is, in relation to CREST, a system-participant (as defined in the 1996 Regulations);

"CREST personal member"	a CREST member admitted to CREST as a CREST personal member;
"CREST Regulations"	the Companies Act 1990 (Uncertificated Securities) Regulations 1996 (SI No. 68/1996) and the UK Uncertificated Securities Regulations 2001(SI 2001/3755);
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor;
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member (which includes all CREST personal members);
"Daily Official List"	the Daily Official List of the Irish Stock Exchange and/or, as appropriate, the Daily Official List of the London Stock Exchange;
"Davy"	J&E Davy, trading as Davy;
"December 2003 Document"	the document dated 1 December, 2003 issued to Stockholders in connection with the rights issue conducted in 2003;
"December 2004 Document"	the document dated 15 December, 2004 issued to Stockholders in connection with the 2004 Rights Issue;
"Deed of Undertaking"	the deed dated 20 June 2005 entered into by Sir Anthony O'Reilly, Mr Peter John Goulandris and the Company, the principal terms of which are summarised in section 8(ii) of Part 5 of this Document;
"Disposal"	the disposal by the Group of 22 acres under-utilised land surrounding the Waterford Crystal Sports and Leisure-Centre, as announced on 24 May, 2005 for a total gross consideration of €32.9 million;
"DWT"	dividend withholding tax, as provided for in Section 172 of the Taxes Consolidation Act 1997;
"EBITDA"	earnings before interest, tax, depreciation and amortisation;
"EGM" or "Extraordinary General Meeting"	the extraordinary general meeting of the Company held on 20 June, 2005 at which the Waiver Resolution and the Share Capital Resolutions were proposed and approved;
"EGM Circular" or "May 2005 Document"	the circular dated 27 May, 2005 issued in connection with the convening of the EGM;
"Employee Participation Schemes"	the Group's employee participation schemes, comprising the 1995 Irish Profit Sharing Scheme, the Employee Share Ownership Plan and the Share Incentive Plan 2002;
"Enlarged Issued Share Capital"	the Existing Issued Share Capital together with the Rights Issue Units;
"EU"	European Union;
"Exchange Act"	the United States Securities Exchange Act of 1934 (as amended);
"Existing Issued Share Capital" or "Existing Stock Units"	the 2,658,632,610 Stock Units comprised of 2,658,632,610 Ordinary Shares and 2,658,632,610 Income Shares in issue as at 23 June, 2005 (being the latest practicable date prior to publication of this document), and excluding, for the purposes of this definition only, 99,648,756 Income Shares which are in issue but do not form part of the Stock Units in issue;
"Existing Stockholders" or "Existing Unitholders"	holders of Existing Stock Units;

"Facility Agreement"	the agreement dated 30 September, 2004 between, among others, the Company and Burdale Financial Limited pursuant to which the asset backed loan facility of the Group is provided;
"FSMA"	the UK Financial Services and Markets Act 2000;
"Fully Paid Rights"	Rights Issue Units which are provisionally allotted to Qualifying Stockholders pursuant to the Rights Issue and which have been recorded in the register of the Company and Waterford Wedgwood UK as having been paid up at the Rights Issue Price;
"Income Share(s)"	non-voting shares of nominal value Stg1p each in the capital of Waterford Wedgwood UK which, when held by holders who have given a dividend election which remains in force in relation to Ordinary Shares, entitle holders of Stock Units to elect to receive dividends paid from UK-sourced profits;
"Indenture"	the agreement dated 1 December, 2003 between the Company, certain of its subsidiaries as guarantors and The Bank of New York as trustee relating to the issue of the Subordinated Bonds;
"Independent Shareholders"	for the purpose of the Waiver Resolution only, the holders of Ordinary Shares other than a holder of Ordinary Shares who is a member of the Concert Party or a company through which the O'Reilly/Goulandris Interests are held;
"Interim Results"	the unaudited consolidated interim results of the Company for the six months ended 30 September, 2004 published on 19 November, 2004;
"Ireland"	the island of Ireland, excluding Northern Ireland, and the word "Irish" shall be construed accordingly;
"Irish Stock Exchange"	The Irish Stock Exchange Limited;
"Irish Takeover Rules"	the Irish Takeover Panel Act 1997, Takeover Rules 2001 and 2002 (as amended) or any of them as the context may require;
"Issue Price" or "Rights Issue Price"	€0.06 per Rights Issue Unit, being the price at which each New Ordinary Share is to be issued, twinned with a New Income Share to be issued and delivered;
"Japan"	Japan, its possessions and territories and all areas subject to its jurisdiction and any political subdivision thereof;
"July 2004 Document"	the document dated 2 July, 2004 issued to Stockholders in connection with the disposal by the Group of All-Clad USA, Inc.;
"LIBOR"	London Interbank Offered Rate;
"Listing Rules"	the listing rules of the Irish Stock Exchange and/or where appropriate the Listing Rules of the UK Listing Authority;
"London Stock Exchange"	The London Stock Exchange plc;
"LSE Admission and Disclosure Standards"	the admission and disclosure standards of the London Stock Exchange containing requirements and obligations for companies seeking admission on the London Stock Exchange's market for listed securities;
"member account ID"	the identification code or number attached to any member account in CREST;
"NASDAQ"	the National Association Securities Dealers Automated Quotations;

"New Income Shares"	1,691,857,115 new Income Shares to be issued by Waterford Wedgwood UK to Waterford Wedgwood and delivered by Waterford Wedgwood as part of the Rights Issue;
"New Ordinary Shares"	1,691,857,115 new Ordinary Shares to be issued by Waterford Wedgwood as part of the Rights Issue;
"Nil Paid Rights"	the Rights Issue Units in nil paid form provisionally allotted to Qualifying Stockholders pursuant to the Rights Issue;
"November 2004 Document"	the document dated 20 November, 2004 issued in connection with the convening of the extraordinary general meeting of the Company held on 14 December 2004;
"Official List(s)"	the official list of the Irish Stock Exchange and/or, as appropriate, the official list maintained by the UK Listing Authority;
"Option Holder(s)"	holders of Options;
"Option(s)" or "Share Options"	options granted pursuant to the terms of the Share Option Schemes;
"Ordinary Share(s)"	ordinary shares of nominal value €0.06 each in the capital of the Company;
"O'Reilly/Goulandris Interests"	the Stock Units in which (i) Sir Anthony O'Reilly has an interest, being those Stock Units currently held by Stoneworth Investment Limited, Albany Hill Limited and Indexia Holdings Limited, which hold in aggregate 530,974,324 Stock Units; and (ii) Mr Peter John Goulandris has an interest, being those Stock Units currently held by Stoneworth Investment Limited, Albany Hill Limited, Araquipa International Limited and Cressborough Holdings Limited, which hold in aggregate 651,953,316 Stock Units. As at 23 June, 2005 (being the latest date practicable prior to the publication of this document), due to common interests, Sir Anthony O'Reilly and Mr Peter John Goulandris are in aggregate interested in 654,212,329 Stock Units through the O'Reilly/Goulandris Interests;
"Overseas Stockholder(s)"	Stockholders who are resident in, or who are citizens of, or who have registered addresses in territories other than Ireland or the United Kingdom;
"Panel" or "Irish Takeover Panel"	the Irish Takeover Panel established under the Takeover Panel Act;
"participant ID"	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant;
"Preliminary Results"	the audited consolidated preliminary results of the Company for year ended 31 March, 2005 published on 16 June, 2005 and reproduced in Part 4 of this document;
"Prospectus"	this document dated 27 June, 2005, addressed to Qualifying Stockholders;
"Provisional Allotment Letter(s)" or "PAL(s)"	the renounceable provisional allotment letters despatched to Qualifying Non-CREST Stockholders with this document pursuant to the Rights Issue;
"Qualifying CREST Stockholders"	Qualifying Stockholders whose Existing Stock Units are in uncertificated form on the Record Date (save as otherwise provided in paragraph 2(H) of Part 2 of this document);

"Qualifying Non-CREST Stockholders"	Qualifying Stockholders whose Existing Stock Units are in certificated form on the Record Date;
"Qualifying Stockholder(s)"	holders of Ordinary Shares on the register of members of the Company on the Record Date, with the exception of certain Overseas Stockholders;
"Record Date"	6.00 p.m. on 23 June, 2005, the date on which the entitlement of Stockholders to subscribe for Rights Issue Units was determined;
"Relationship Agreement"	the agreement dated 20 June, 2005 entered into by the Company, Sir Anthony O'Reilly and Mr Peter John Goulandris, details of the principal terms of which are summarised in section 7 of Part 5 of this document;
"Rights"	rights to acquire Rights Issue Units in the Rights Issue;
"Rights Issue"	the fully underwritten issue to Qualifying Stockholders of Rights Issue Units by way of Rights on the basis of 7 Rights Issue Units for every 11 Existing Stock Units held on the Record Date, on the terms and subject to the conditions contained or referred to in this document (in the case of Qualifying CREST Stockholders) and in this document and in the Provisional Allotment Letter (in the case of Qualifying Non-CREST Stockholders);
"Rights Issue Unit(s)" or "New Stock Unit(s)"	the 1,691,857,115 Stock Units to be issued and delivered pursuant to the Rights Issue;
"Rosenthal"	Rosenthal Aktiengesellschaft, a subsidiary of the Company;
"Royal Doulton"	the Royal Doulton business acquired by Waterford Wedgwood in January, 2005;
"SEC"	the US Securities and Exchange Commission;
"Securities Act"	the United States Securities Act of 1933, as amended;
"Shareholders"	holders of Ordinary Shares;
"Share Capital Resolutions"	the resolutions proposed at the EGM in respect of the changes in the share capital of the Company to facilitate, inter alia, the Rights Issue, which resolutions were approved at the EGM;
"Share Option Scheme(s)"	the Group's share option schemes comprising the Executive Share Option Scheme, the Group Share Option Scheme 1995, the 1996 Approved Group Share Option Scheme, UK the Savings-Related Share Option Scheme 1995 and the Irish and International Savings-Related Share Option Scheme 1996;
"Sponsor"	Davy, in its capacity as sponsor to Waterford Wedgwood under the Listing Rules;
"Spring"	Spring USA Inc, a 60% owned subsidiary of Waterford Wedgwood engaged in production of cookware products;
"Stockholder(s)"	holders of Stock Units;
"stock account"	an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited;
"Stock Exchanges"	the Irish Stock Exchange and the London Stock Exchange;

"Stock Unit(s)"	one Ordinary Share in respect of which the holder thereof has made or is entitled to make an election for a dividend in accordance with the provisions of the Articles, twinned with one Income Share held by the same person with the same designation which ranks for dividend (if any) on the Income Shares when such a dividend election is in force;
"Subordinated Bonds"	9 7/8% Subordinated Bonds due 2010 issued by Waterford Wedgwood in the principal amount of €166 million;
"Subordinated Bonds Offering Memorandum"	the document dated 27 November, 2003 in connection with the offering of the Subordinated Bonds;
"subsidiary"	shall be construed in accordance with the Act;
"subsidiary undertakings"	shall have the meaning given by the European Communities (Companies: Group Accounts) Regulations 1992;
"Takeover Panel Act"	the Irish Takeover Panel Act 1997;
"Tranche B Loan"	a US dollar denominated term loan facility for up to US$30 million comprising part of the facilities provided under the Facility Agreement;
"uncertificated" or in "uncertificated form"	Ordinary Shares or Income Shares recorded on the register of members of the Company and Waterford Wedgwood UK respectively as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of an instruction issued in accordance with the rules of CREST;
"Underwriter"	Birchfield;
"Underwriting Agreement"	the agreement dated 20 June, 2005 between the Company, Birchfield and Davy the principal terms of which are summarised in section 8(i) of Part 5 of this document;
"UK Articles"	the Articles of Association of Waterford Wedgwood UK;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA;
"UKLA Official List"	the official list maintained by the UKLA;
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to the jurisdiction of the United States of America;
"Waiver" or "Whitewash"	the waiver of the obligation of the Concert Party or any member of it to make a general offer for the balance of the issued share capital of the Company in the circumstances described and subject to the conditions specified in the EGM Circular;
"Waiver Resolution"	the resolution which, in compliance with one of the conditions of the Waiver imposed by the Panel, provided for the approval by Independent Shareholders of the increase in Ordinary Shares, comprised in Stock Units, held by, and of the percentage represented by the holding of, the Concert Party in the circumstances described in the EGM Circular, without triggering an obligation for the Concert Party or any member of it to make a general offer for the balance of the issued share capital of the Company, which resolution was approved at the EGM;

"Waterford Crystal"	the Waterford Crystal division of the Group;
"Waterford Wedgwood" or "the Company"	Waterford Wedgwood plc;
"Waterford Wedgwood Finance"	Waterford Wedgwood Finance, Inc., an indirect US subsidiary of Waterford Wedgwood;
"Waterford Wedgwood Group" or "the Group"	Waterford Wedgwood, its subsidiaries and its subsidiary undertakings;
"Waterford Wedgwood UK"	Waterford Wedgwood U.K. plc;
"Waterford Wedgwood UK Directors"	the board of directors of Waterford Wedgwood UK whose names are set out on page 8 of this document;
"WC Designs"	W/C Imports Inc, trading as WC Designs; and
"Wedgwood"	the Wedgwood division of the Waterford Wedgwood Group.

Notes:

(i)	Unless otherwise stated in this document, all reference to statutes or other forms of legislation shall refer to statutes or forms of legislation of Ireland. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

(ii)	The symbols "€" and "c" refer to euro and euro cent respectively, the lawful currency of Ireland pursuant to the provisions of the Economic & Monetary Union Act 1998. The symbols Stg£ or £ or p refer to sterling and the symbols US$ or $ refer to US dollars.

(iii)	Words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neuter gender.

Capital Printing Systems (UK) Limited 30291